 FILED PURSUANT TO RULE 424(B)(3)

 REGISTRATION NO. 333-219725

PROSPECTUS

17,814,790 Shares

COMMON STOCK

This prospectus relates to the offer and sale of up to 17,814,790 shares of common stock, par value $0.001, of iBio, Inc., a Delaware corporation, by Lincoln Park Capital Fund, LLC, or Lincoln Park or the selling stockholder.

The shares of common stock being offered by the selling stockholder have been or may be issued pursuant to the purchase agreement dated July 24, 2017 that we entered into with Lincoln Park. See “The Lincoln Park Transaction” for a description of that agreement and “Selling Stockholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we have received gross proceeds of $1 million and may receive additional gross proceeds of up to $15.0 million from the sale of our common stock to Lincoln Park, pursuant to a common stock purchase agreement entered into with Lincoln Park on July 24, 2017. See “The Lincoln Park Transaction” for a description of the purchase agreement and “Selling Stockholder” for additional information regarding Lincoln Park.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Our common stock is listed on NYSE American under the symbol “IBIO”. On August 10, 2017, the last reported sale price of our common stock on NYSE American was $0.31.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 14, 2017.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY PROSPECTUS

This summary highlights certain information about us, this offering and selected information contained in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider the more detailed information in the prospectus, including “Risk Factors” and the financial statements and related notes. Unless we specify otherwise, all references in this prospectus to “iBio,” “we,” “our,” “us” and “our company” refer to iBio Inc.

Our Company

We are a biotechnology company focused on commercializing our proprietary technologies and product candidates and providing product development and manufacturing services to clients and collaborators. The Company’s technologies constitute a proprietary, transformative platform for development and production of biologics in hydroponically grown green plants.

Stated simply, iBio’s technologies harness the natural protein production capability that plants use to sustain their own growth, and direct it instead to produce proteins for a range of applications including for vaccines and biopharmaceuticals. The Company’s technologies can be used to produce a wide array of biologics and also to create and produce proprietary derivatives of preexisting products with improved properties. The Company has used its technologies and its collaborative relationships to demonstrate the applicability of its technologies to a diverse range of product candidates including products against fibrotic diseases, vaccines, enzyme replacements, monoclonal antibodies, and recombinant versions of marketed products that are currently derived from human blood plasma.

In addition to the broad array of biological products that can be produced with the Company’s technologies we believe our technologies offer other advantages that are not available with conventional manufacturing systems. These anticipated advantages may include reduced production time and lower operating costs. Further, we believe that the capital investment required to create facilities that will manufacture proteins using the Company’s technologies will be substantially less than the capital investment which would be required for the creation of similar capacity facilities utilizing conventional manufacturing methods dependent upon animal cells, bacterial fermenters and chicken eggs. Additionally, operating costs in a manufacturing facility using iBio’s platform are expected to be reduced significantly in comparison to conventional manufacturing processes due to the rapid nature of our production cycle and the elimination of the expenses associated with the operation and maintenance of bioreactors, fermenters, sterile liquid handling systems and other expensive equipment which is not required in connection with the use of the Company’s technologies.

Among the Company’s proprietary technologies are the patented iBioLaunch technology, the patented iBioModulator technology, and additional newer and more advanced technologies, each of which we use as platforms to produce or enhance product candidates. Bio-Manguinhos/Fiocruz, or Fiocruz, a unit of the Oswaldo Cruz Foundation, a central agency of the Ministry of Health of Brazil, is sponsoring the development of an iBioLaunch-produced yellow fever vaccine to replace the vaccine it currently makes in chicken eggs for the populations of Brazil and more than 20 other nations. These advances are occurring subsequent to the demonstration of safety of iBioLaunch-produced vaccine candidates against each of the H1N1 “Swine” flu virus and the H5N1 avian flu virus in successfully completed Phase 1 clinical trials.

We developed our iBioModulator technology based on the use of a modified form of the cellulose degrading enzyme lichenase from Clostridium thermocellum, a thermophilic and anaerobic bacterium. iBioModulator enables an adjuvant component to be fused directly to preferred recombinant antigens to create a single protein for use in vaccine applications.

The iBioModulator platform has been shown to be applicable to a range of vaccine proteins and can significantly modify the immune response to a vaccine in two important ways. Animal efficacy studies have demonstrated that it can increase the strength of the initial immune response to a vaccine antigen (as measured by antibody titer) and also extend the duration of the immune response. These results suggest the possibility that use of the iBioModulator platform may lower vaccine antigen requirements and enable fewer doses to establish prolonged protective immunity.

In addition to technology developed for iBio pursuant to agreements with Fraunhofer U.S.A., Inc., iBio’s more recently developed technologies provide us with higher expression yields of certain proteins and increased efficiency in adapting gene sequences to achieve specific product objectives. In addition, we are developing improved, proprietary manufacturing processes that we expect to protect as trade secrets.

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Our near-term focus is to realize two key objectives: (1) the establishment of additional business arrangements pursuant to which commercial, government and not-for-profit licensees will utilize the Company’s technologies in connection with the production and development of therapeutic proteins and vaccine products; and (2) the further development of select product candidates based upon or enhanced by our technology platforms. These objectives are the core components of our strategy to commercialize the proprietary technologies we have developed and validated.

Our strategy to engage in partnering and out-licensing of our technologies seeks to preserve the opportunity for iBio to share in the successful development and commercialization of product candidates by our licensees while enhancing our own capital and financial resources for development, alone or through commercial alliances with others, of high-potential product candidates based upon our technologies. In addition to financial resources we may receive in connection with the license of our technologies, we believe that successful development by third party licensees of iBio technology-enhanced product candidates will further validate our technologies, increase awareness of the advantages that may be realized by the use of such platforms and promote broader adoption of our technologies by additional third parties.

The advancement of iBio technology-enhanced product candidates is a key element of our strategy. We believe that selecting and developing products which individually have substantial commercial value and are representative of classes of pharmaceuticals that can be successfully produced using our technology platforms will allow us to maximize the near and longer term value of our technologies while exploiting individual product opportunities. To realize this result, we are currently internally advancing through preclinical IND enabling studies a proprietary recombinant protein we call IBIO-CFB03 for treatment of idiopathic pulmonary fibrosis, systemic sclerosis, and potentially other fibrotic diseases. To the extent that we anticipate the opportunity to realize additional value, we may elect to further the development of this or other product candidates through the early stages of clinical development before seeking to license the product candidate to other industry participants for late stage clinical development and if successful, commercialization.

On December 16, 2015, we formed iBio CMO, LLC (“iBio CMO”), a Delaware limited liability corporation, to develop and manufacture plant-made pharmaceuticals. As of December 31, 2015, we owned 100% of iBio CMO. On January 13, 2016, we entered into a contract manufacturing joint venture with an affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company (the “Eastern Affiliate”). The Eastern Affiliate contributed $15 million in cash for a 30% interest in iBio CMO. We retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use our proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. We retained the exclusive right to grant product licenses to those who wish to sell or distribute products made using our technology. On February 23, 2017, the Company entered into an exchange agreement with the Eastern Affiliate, pursuant to which the Company acquired substantially all of the interest held by the Eastern Affiliate in iBio CMO and issued one share of the Company’s iBio CMO Preferred Tracking Stock, par value $0.001 per share. After giving effect to the transaction, the Company owns 99.99% of iBio CMO.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern (the “Second Eastern Affiliate”) as sublandlord. The facility is a Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. The Second Eastern Affiliate granted iBio CMO a 34-year sublease for the facility. Commercial operations commenced in January 2016. iBio CMO operates on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

Proprietary iBio technologies have been used to advance development of certain products that have been commercially infeasible to develop with conventional technologies such as Chinese hamster ovary cell systems and microbial fermentation methods. They can be used to create and operate manufacturing facilities at substantially lower capital and operating costs. These include development and manufacture of both vaccine and therapeutic product candidates. iBio CMO plans to promote commercial collaborations with third parties on the basis of these technology advantages and to work with customers to achieve laboratory scale technical milestones that can form the basis of longer-term manufacturing business arrangements. iBio itself will be a client of iBio CMO for further IND advancement of its proprietary products beginning with IBIO-CFB03 for the treatment of a range of fibrotic diseases. iBio will work with iBio CMO on the production of IBIO-CFB03 for clinical trials and, with clinical success, for commercial launch.

Due to the lower capital and operating cost requirements for pharmaceutical production via iBio technology versus legacy methods, certain corporations and governments that have not already established manufacturing capacity for biologic products are client prospects for both development and for commercial technology transfer services to enable autonomous manufacturing in the market being served. For example, in Brazil, iBio has been collaborating with the Oswaldo Cruz Foundation (Fiocruz) to develop a recombinant yellow fever vaccine based on iBio technology. iBio’s contract with Fiocruz provides for commercial technology transfer services as the product candidates enters human clinical trials. Over time, iBio expects to work closely with iBio CMO to provide such technology transfer services for a variety of both commercial and government clients.

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Our Corporate Information

We are a Delaware corporation. Our principal executive/administrative offices are located at 600 Madison Avenue, Suite 1601, New York, NY 10022, and our telephone number is (302) 355-0650. Our website address is http://www.ibioinc.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus. Our common stock is traded on NYSE American under the symbol “IBIO.”

The Offering

Common stock being offered by the selling stockholder

17,814,790 shares, consisting of:

• 2,500,000 shares purchased by Lincoln Park in the initial purchase under the Purchase Agreement for an aggregate purchase price of $1,000,000;

• 1,200,000 commitment shares issued to Lincoln Park upon the execution of the Purchase Agreement; and

• 14,114,790 shares we may sell to Lincoln Park under the Purchase Agreement;

Common stock outstanding prior to this offering	89,118,510 shares (not including the 2,500,000 Initial Purchase Shares and 1,200,000 Commitment Shares already issued to Lincoln Park).
Common stock to be outstanding after giving effect to the issuance of 17,814,790 shares under the Purchase Agreement registered hereunder	106,933,300 shares
Use of proceeds	We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. However, we have received gross proceeds of $1 million in connection with the initial purchase by Lincoln Park under the Purchase Agreement, and we may receive up to an additional $15 million aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus. Any proceeds that we receive from sales to Lincoln Park under the Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds.”
Risk Factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.
Symbol on NYSE American	“IBIO”

Our Purchase Agreement with Lincoln Park

On July 24, 2017, we entered into a purchase agreement with Lincoln Park, which we refer to in this prospectus as the Purchase Agreement, pursuant to which Lincoln Park has agreed to purchase from us up to an aggregate of $16,000,000 of our common stock (subject to certain limitations) from time to time over the term of the Purchase Agreement, including 2,500,000 shares of common stock that we sold to Lincoln Park in an initial purchase under the Purchase Agreement on July 24, 2017 for an aggregate gross purchase price of $1,000,000. Also on July 24, 2017, we entered into a registration rights agreement with Lincoln Park, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock that have been or may be issued to Lincoln Park under the Purchase Agreement.

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Other than the 2,500,000 shares of our common stock that we issued to Lincoln Park in the initial purchase on July 24, 2017, and 1,200,000 shares of our common stock that we have already issued to Lincoln Park pursuant to the terms of the Purchase Agreement as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement, we do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement, all of which are outside of Lincoln Park’s control, have been satisfied, including that the SEC has declared effective the registration statement that includes this prospectus. Thereafter, we may, from time to time and at our sole discretion, direct Lincoln Park to purchase shares of our common stock in amounts up to 100,000 shares on any single business day, subject to a maximum of $1,000,000 per purchase, plus other “accelerated amounts” and/or “additional amounts” under certain circumstances. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park. The purchase price of the shares that may be sold to Lincoln Park under the Purchase Agreement will be based on the market price of our common stock preceding the time of sale as computed under the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

As of August 10, 2017, there were 92,818,510 shares of our common stock outstanding, of which 55,374,510 shares were held by non-affiliates, excluding the 2,500,000 initial purchase shares and the 1,200,000 commitment shares that we have already issued to Lincoln Park under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to an additional $15,000,000 of our common stock to Lincoln Park, only 17,814,790 shares of our common stock are being offered under this prospectus, which represents: (i) 2,500,000 shares purchased by Lincoln Park in the initial purchase under the Purchase Agreement for an aggregate gross purchase price of $1,000,000, (ii) 1,200,000 shares that we already issued to Lincoln Park as a commitment fee for making the commitment under the Purchase Agreement, and (iii) an additional 14,114,790 shares which may be issued to Lincoln Park in the future under the Purchase Agreement, if and when we sell shares to Lincoln Park under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement. If all of the 17,814,790 shares offered by Lincoln Park under this prospectus were issued and outstanding as of the date hereof, such shares would represent 16.7% of the total number of shares of our common stock outstanding and 24.3% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 17,814,790 shares offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

Under the rules of NYSE American, in no event may we issue or sell to Lincoln Park under the Purchase Agreement more than 19.99% of the shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement (which is approximately 17,814,790 shares based on 89,118,510 shares outstanding immediately prior to the execution of the Purchase Agreement), which limitation we refer to as the Exchange Cap, unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) all sales of our common stock to Lincoln Park under the Purchase Agreement are deemed to be at a price equal to or in excess of the greater of book or market value of our common stock, as calculated in accordance with the applicable rules of NYSE American, such that they qualify for an exception to the Exchange Cap limitation under such rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of our common stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Beneficial Ownership Cap.

Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

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RISK FACTORS

Our business faces many risks. Past experience may not be indicative of future performance, and as noted elsewhere in this prospectus, we have included forward-looking statements about our business, plans and prospects that are subject to change. Forward-looking statements are particularly located in, but not limited to, the sections “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition to the other risks or uncertainties contained in this prospectus, the risks described below may affect our operating results, financial condition and cash flows. If any of these risks occur, either alone or in combination with other factors, our business, financial condition or operating results could be adversely affected and the trading price of common stock may decline. Moreover, readers should note this is not an exhaustive list of the risks we face; some risks are unknown or not quantifiable, and other risks that we currently perceive as immaterial may ultimately prove more significant than expected. Statements about plans, predictions or expectations should not be construed to be assurances of performance or promises to take a given course of action.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses during our next fiscal year and may never achieve or maintain profitability.

Since our 2008 spinoff from Integrated BioPharma, Inc., we have incurred operating losses and negative cash flows from operations. Our net loss was approximately $10.7 million for the year ended June 30, 2016 and approximately $6.6 million for the year ended June 30, 2015. As of March 31, 2017, we had an accumulated deficit of approximately $67.8 million.

To date, we have financed our operations primarily through the sale of common stock and warrants. We have devoted substantially all of our efforts to research and development, including the development and validation of our technology platforms and the development of a proprietary therapeutic product against fibrosis based upon our platform. We have not completed development of or commercialized any vaccine or therapeutic product candidates. We expect to continue to incur significant expenses and operating losses for at least the next year. We anticipate that our expenses and losses may increase substantially if we:

•	initiate clinical trials of our product candidates;

•	continue the research and development of our product candidates;

•	seek to discover additional product candidates; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development efforts.

To become and remain profitable, we must succeed in commercializing our technology platforms or we, alone or with our licensees, must succeed in developing and eventually commercializing products that generate significant revenue. In addition, our profitability will depend on continuing to attract and maintain customers for the development, manufacturing and technology transfer services offered by our subsidiary iBio CMO.

This will require us, alone or with our licensees and collaborators, to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which regulatory approval is obtained or establishing collaborations with parties willing and able to provide necessary capital or other value. We may never succeed in these activities. Our profitability also will depend on spending on iBio CMO’s services by its customers and potential customers. We may never generate revenues that are significant or large enough to achieve profitability.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would diminish the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

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We will need substantial additional funding to execute our business plan, which funding may not be available on commercially acceptable terms or at all. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We have limited financial resources and will need substantial additional funding in connection with our continuing operations. To the extent that we initiate or continue clinical development without securing collaborator or licensee funding, our research and development expenses could increase substantially. Additionally, to the extent that our efforts to outlicense our technology platforms and product candidates are unsuccessful or we find that it is necessary to advance the development of product candidates further than contemplated by our current business plans to secure favorable licensing terms, we would require substantial additional capital.

On July 24, 2017, we entered into a common stock purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which we have the option to require Lincoln Park to purchase up to an aggregate of $16.0 million of shares of our common stock upon and subject to the terms of the agreement over the 36-month term of the agreement. The extent to which we utilize the purchase agreement with Lincoln Park as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, the volume of trading in our common stock and the extent to which we are able to secure funds from other sources. The number of shares that we may sell to Lincoln Park under the purchase agreement on any given day and during the term of the agreement is limited. Additionally, we and Lincoln Park may not effect any sales of shares of our common stock under the purchase agreement during the continuance of an event of default under the purchase agreement. Even if we are able to access the full $16.0 million under the purchase agreement, we may still need additional capital to fully implement our business, operating and development plans.

On November 20, 2014, we filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act, which was declared effective by the Securities and Exchange Commission on December 2, 2014. This registration statement allows us, from time to time, to offer and sell shares of common stock, shares of preferred stock, debt securities, units comprised of shares of common stock, preferred stock, debt securities and warrants in any combination, and warrants to purchase common stock, preferred stock, debt securities and/or units, up to a maximum aggregate amount of $100 million of such securities.

When we elect to raise additional funds or additional funds are required, we may raise such funds from time to time through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives, as well as through sales of common stock to Lincoln Park under the purchase agreement. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If we are unable to raise capital in sufficient amounts when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

We expect that our existing cash on hand as of March 31, 2017 in the amount of $12 million, together with funds we expect to develop from future sales pursuant to the Lincoln Park agreement, will be sufficient to meet our projected operating requirements through fiscal year ending June 30, 2018. We have based this projection on assumptions that may prove to be wrong, in which case we may deplete our cash resources sooner than we currently anticipate. Our future capital requirements will depend on many factors, including:

•	our ability to attract additional licensees or other third parties willing to fund development, and if successful, commercialization of product candidates;

•	the success and expansion of our existing collaboration with Fiocruz and any new license agreements we may enter into;

•	the costs, timing and regulatory review of our product candidates;

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•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent to which we acquire or invest in businesses, products and technologies.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the data necessary to attract additional licensees and we and our current licensees may never generate the data required for product candidates to obtain the regulatory approvals necessary for product sales. Even if approved, product candidates may not achieve commercial success. Currently, we expect our commercial revenues, if any, to be product development fees, development milestone payments, and other license proceeds, including royalties derived from sales of products that we do not expect to be commercially available for several years, if at all. Accordingly, to achieve our business objectives we will need to continue to rely on additional financing which may not be available to us on acceptable terms, or at all.

If we are unsuccessful in raising additional capital or other alternative financing, we might have to defer or abandon our efforts to commercialize our intellectual property and decrease or even cease operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time as we can generate substantial license or product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, licensing and other arrangements. Sources of funds may not be available or, if available, may not be available on terms satisfactory to us.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected and we may be unable to continue our operations.

To the extent that we raise additional capital through a public or private offering and sale of equity securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected and we may be unable to continue our operations.

We have a limited operating history, which may limit the ability of investors to make an informed investment decision.

We commenced independent operations in 2008, and our operations to date have included organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technology platforms, identifying potential product candidates and undertaking, through third parties, preclinical trials and clinical trials of product candidates derived from our technologies. Certain iBioLaunch-derived vaccine candidates have been evaluated in completed or ongoing Phase 1 clinical trials; however, all our other vaccine and therapeutic protein product candidates are still in preclinical development. Neither we nor our collaborators have completed any other clinical trials for any vaccine or therapeutic protein product candidate produced using iBio technology. As a result, we have not yet demonstrated our ability to successfully complete any Phase 2 or pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any conclusion you reach about our future success or viability may not be as predictive as it might be if we had a longer operating history.

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We may require additional financing to sustain our operations and without it we may not be able to continue operations.

As of March 31, 2017, our accumulated deficit was approximately $67.8 million. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations.

We sold 2,500,000 shares of common stock to Lincoln Park in an initial purchase under the Purchase Agreement on July 24, 2017 for an aggregate gross purchase price of $1,000,000. We may direct Lincoln Park to purchase up to an additional $15,000,000 worth of shares of our common stock (excluding the initial purchase) under our agreement over a 36-month period generally in amounts up to 100,000 shares of our common stock, which may be increased to up to 600,000 shares of our common stock depending on the market price of our common stock at the time of sale and subject to a maximum limit of $1,000,000 per purchase, on any such business day. Assuming a purchase price of $0.31 per share (the closing sale price of the common stock on August 10, 2017) and the purchase by Lincoln Park of an additional 14,114,790 purchase shares, gross proceeds to us would only be $5,375,585 (including the $1,000,000 of gross proceeds from initial purchase of 2,500,000 shares under the Purchase Agreement).

The extent we rely on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all $16,000,000 under the Purchase Agreement to Lincoln Park, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Risks Related to the Development and Commercialization of Our Platform Technologies and Product Candidates

We may expend our limited resources to pursue a particular technology or product candidate and fail to capitalize on technologies or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates derived from or enhanced by our technologies. As a result, we may forego or delay pursuit of opportunities with other technology platforms or product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending may not yield any commercially viable products.

We have based our research and development efforts on our technology platforms and product candidates derived from such platforms. Notwithstanding our large investment to date and anticipated future expenditures in these platforms, we have not yet developed, and may never successfully develop, any marketed products using these technologies.

We also may not be successful in our efforts to identify or discover additional product candidates using our technology platforms. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements on terms less favorable to us than possible.

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We are very early in our development efforts. If we or our collaborators are unable to successfully develop and commercialize product candidates or experience significant delays in doing so, our business will be materially harmed.

Excepting a limited number of vaccine candidates that have been evaluated in completed Phase 1 clinical trials, all our other vaccine and therapeutic protein product candidates are still in preclinical development. Our ability to generate product sales revenues for our own products, which we do not expect will occur for many years, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	completion of preclinical studies and clinical trials with positive results;

•	receipt of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for commercial manufacturing capabilities;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	successfully maintaining existing collaborations and entering into new ones throughout the development process as appropriate, from preclinical studies through to commercialization;

•	acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other products;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for any products we successfully develop;

•	protecting our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

If we or our collaborators do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business.

We may not be successful in our efforts to use iBioLaunch and iBioModulator to build a pipeline of product candidates and develop marketable products.

While we believe that data we and our collaborators have obtained from preclinical studies and Phase 1 clinical trials of iBioLaunch-derived and iBioModulator-enhanced product candidates has validated these technology platforms, our platforms have not yet, and may never lead to, approvable or marketable products. Even if we are successful in further validating our platforms and continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development for many possible reasons, including harmful side effects, limited efficacy or other characteristics that indicate that such product candidates are unlikely to be products that will receive marketing approval and achieve market acceptance. If we and our collaborators do not successfully develop and commercialize product candidates based upon our technological approach, we will not obtain product or collaboration revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

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Neither we nor our licensees will be able to commercialize product candidates based on our platform technologies if preclinical studies do not produce successful results or clinical trials do not demonstrate safety and efficacy in humans.

Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and has an uncertain outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We and our licensees may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent the commercialization of product candidates based on our iBioLaunch and iBioModulator technologies, including the following:

•	Preclinical or clinical trials may produce negative or inconclusive results, which may require additional preclinical testing, additional clinical trials or the abandonment of projects that we expect to be promising. For example, promising animal data may be obtained about the anticipated efficacy of a therapeutic protein product candidate and then human tests may not result in such an effect. In addition, unexpected safety concerns may be encountered that would require further testing even if the therapeutic protein product candidate produced an otherwise favorable response in human subjects.

•	Initial clinical results may not be supported by further or more extensive clinical trials. For example, a licensee may obtain data that suggest a desirable immune response from a vaccine candidate in a small human study, but when tests are conducted on larger numbers of people, the same extent of immune response may not occur. If the immune response generated by a vaccine is too low or occurs in too few treated individuals, then the vaccine will have no commercial value.

•	Enrollment in our or our licensee’s clinical trials may be slower than projected, resulting in significant delays. The cost of conducting a clinical trial increases as the time required to enroll adequate numbers of human subjects to obtain meaningful results increases. Enrollment in a clinical trial can be a slower-than-anticipated process because of competition from other clinical trials, because the study is not of interest to qualified subjects, or because the stringency of requirements for enrollment limits the number of people who are eligible to participate in the clinical trial.

•	We or our licensees might have to suspend or terminate clinical trials if the participating subjects are being exposed to unacceptable health risks. Animal tests do not always adequately predict potential safety risks to human subjects. The risk of any candidate product is unknown until it is tested in human subjects, and if subjects experience adverse events during the clinical trial, the trial may have to be suspended and modified or terminated entirely.

•	Regulators or institutional review boards may suspend or terminate clinical research for various reasons, including safety concerns or noncompliance with regulatory requirements.

•	Any regulatory approval ultimately obtained may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

•	The effects of iBioLaunch-derived or iBioModulator-enhanced product candidates may not be the desired effects or may include undesirable side effects.

Significant clinical trial delays could allow our competitors to bring products to market before we or our licensees do and impair our ability to commercialize our technology platform and product candidates based on our technology platform. Poor clinical trial results or delays may make it impossible to license a product candidate or so reduce its attractiveness to prospective licensees that we will be unable to successfully develop and commercialize such a product candidate.

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If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates or will not be able to do so as soon as anticipated, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.  If any of our product candidates receives marketing approval, the accompanying label may limit the approved use in such a restrictive manner that it is not possible to obtain commercial viability for such product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Although the FDA and other regulatory authorities have approved plant-based therapeutics in the past, consistent with the oversight of all products, the FDA is monitoring whether these plant-based therapeutics pose any health and human safety risks. While they have not issued any regulations to date adverse to plant-based vaccines or therapeutics, it is possible that the FDA and other regulatory authorities could issue regulations in the future that could adversely affect our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Alternative technologies may supersede our technologies or make them noncompetitive, which would harm our ability to generate future revenue.

The manufacture of biologics and the methods of such manufacture are intensely competitive fields. Each of these fields is characterized by extensive research efforts, which result in rapid technological progress that can render existing technologies obsolete or economically noncompetitive. If our competitors succeed in developing more effective technologies or render our technologies obsolete or noncompetitive, our business will suffer. Many universities, public agencies and established pharmaceutical, biotechnology, and other life sciences companies with substantially greater resources than we have are developing and using technologies and are actively engaging in the development of products similar to or competitive with our technologies and products. To remain competitive, we must continue to invest in new technologies and improve existing technologies. To make such renewing investment we will need to obtain additional financing. If we are unable to secure such financing, we will not have sufficient resources to continue such investment.

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Our competitors may devise methods and processes for protein expression that are faster, more efficient or less costly than that which can be achieved using iBioLaunch. There has been and continues to be substantial academic and commercial research effort devoted to the development of such methods and processes. If successful competitive methods are developed, it would undermine the commercial basis for iBioLaunch and iBioModulator.

We have no experience in the sales, marketing and distribution of pharmaceutical products.

If we fail to establish commercial licenses for our iBioLaunch and iBioModulator platforms or fail to enter into arrangements with partners with respect to the sales and marketing of any of our future potential product candidates, we might need to develop a sales and marketing organization with supporting distribution capability in order to directly market product candidates we successfully develop. Significant additional expenditures would be required for us to develop such an in-house sales and marketing organization.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face the risk of product liability exposure in connection with the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Prior to commencing human clinical trials, we will seek to obtain product liability insurance coverage. Such insurance coverage is expensive and may not be available in coverage amounts we seek or at all. If we obtain such coverage, we may in the future be unable to maintain such coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Dependence on Third Parties

Establishing and maintaining collaborations is a key component of our business strategy. If we are unable to establish new collaborations and maintain both new and existing collaborations, or if these collaborations are not successful, our business could be adversely affected.

Our current business plan contemplates that we will in the future derive significant revenues from collaborators and licensees that successfully utilize iBioLaunch and iBioModulator in connection with the production, development and commercialization of vaccines and therapeutic protein product candidates. Our realization of these revenues and dependence on existing collaborations, and any future collaborations we enter into, is subject to a number of risks, including the following:

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•	Collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and, if successful, commercialization of product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products; or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us in the future;

•	results of collaborators’ preclinical or clinical studies could produce results that harm or impair other products using our technology;

•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others; and

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers.

If our collaborations do not result in the successful development and commercialization of products or if one or more of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed and we may need additional resources to develop additional product candidates. There can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

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We seek to establish and collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of iBioLaunch-produced and iBioModulator-enhanced product candidates. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration depends, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we fail to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development or the development of one or more of our other product candidates, or increase our expenditures and undertake additional development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

If third parties on whom we or our licensees will rely for the conduct of preclinical studies and clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business may suffer.

We do not have the ability to independently conduct the preclinical studies and clinical trials required to obtain regulatory approval for our product candidates. We have not yet contracted with any third parties to conduct clinical trials of product candidates we develop independently of collaborators. We will depend on licensees or on independent clinical investigators, contract research organizations and other third party service providers to conduct the clinical trials of our product candidates. We will rely heavily on these parties for successful execution of our clinical trials but will not control many aspects of their activities. For example, the investigators participating in our clinical trials will not be our employees. However, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Risks Related to Intellectual Property

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and we may fail to seek or obtain patent protection in all major markets. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned patents or pending patent applications, or that we were the first to file for patent protection of such inventions, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

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Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. PTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our pending or future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

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Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology, products or use of our products do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our limited number of personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

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If we are unable to protect our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to iBio CMO’s Operations

If iBio CMO is unable to provide quality and timely offerings to its customers, its business could suffer, which could have a material adverse impact on our business and results of operations.

In January 2016, we entered into a contract manufacturing joint venture operated through our subsidiary iBio CMO. iBio CMO operates on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services. iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company, as sublandlord. The facility is a Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals.

A failure of quality control systems in iBio CMO’s facilities could cause problems to arise in connection with facility operations or during preparation or provision of products, in both cases, for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials or environmental factors. Such problems could affect production of a particular batch or series of batches, requiring the destruction of products, or could halt facility production altogether. In addition, failure to meet required quality standards may result in failure to timely deliver products to customers. Any such incident could, among other things, lead to increased costs, lost revenue, reimbursement to customers, damage to and possibly termination of existing customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before a product is released to the market, we may be subject to regulatory actions, including product recalls, product seizures, injunctions to halt manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such issues could subject us to litigation, the cost of which could be significant.

A failure by iBio CMO to attract and maintain customers and any reduction in spending or demand for iBio CMO’s manufacturing, development and technology transfer services could have a material adverse effect on our business.

iBio CMO’s operations will depend, in part, on its ability to attract and maintain customers for its development, manufacturing and technology transfer services and on the amount of customer spending on such services. If iBio CMO fails to attract customers or its customers’ and potential customers’ spending on iBio CMO’s services is reduced, this may have a material adverse effect on our business, results of operations and financial condition.

iBio CMO’s operations are subject to environmental, health and safety laws and regulations, which could increase costs and restrict operations in the future.

iBio CMO’s operations are subject to a variety of environmental, health and safety laws and regulations, including those of the Environmental Protection Agency and equivalent local and state agencies. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. Any failure to comply with environmental, health and safety requirements could result in the limitation or suspension of production or monetary fines or civil or criminal sanctions, or other future liabilities. iBio CMO is also subject to laws and regulations governing the destruction and disposal of raw materials and the handling and disposal of regulated material.

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Risks Related to Business Operations

If we acquire companies, products or technologies, we may face integration risks and costs associated with those acquisitions that could negatively impact our business, results from operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders.

Risks Relating to Our Common Stock

Our operating results may vary significantly in the future, which may adversely affect the price of our common stock.

It is likely that our operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. Pursuant to our certificate of incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protect the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	Diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•	Putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors, or

•	Effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our Board of Directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

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We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The sale of our common stock through current or future equity offerings may cause dilution and could cause the price of our common stock to decline.

We are entitled under our certificate of incorporation to issue up to 175 million shares of common stock, par value $.001 per share, and 1 million shares of preferred stock, with no par value, one of which is designated as iBio CMO Preferred Tracking Stock, par value, $0.001. As of June 30, 2017, we had issued and outstanding approximately 89.1 million shares of common stock and one share of iBio CMO Preferred Tracking Stock. No other shares of preferred stock are outstanding. In addition, as of June 30, 2017, 12.3 million options to purchase shares of common stock were outstanding and we had approximately 2.7 million shares of common stock reserved for future issuance of additional option grants under our 2008 Omnibus Equity Incentive Plan. Accordingly, we will be able to issue up to approximately 56 million additional shares of common stock (which includes common stock issuable under this prospectus) and 999,999 shares of preferred stock. Sales of our common stock offered through current or future equity offerings may result in substantial dilution to our stockholders. The sale of a substantial number of shares of our common stock to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

The issuance of preferred stock or additional shares of common stock could adversely affect the rights of the holders of shares of our common stock.

Our Board of Directors is authorized to issue up to 999,999 shares of preferred stock without any further action on the part of our stockholders. Our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. Currently, we have one share of preferred stock outstanding. Our Board of Directors may, at any time, authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock, and the right to the redemption of the shares, together with a premium, before the redemption of our common stock, which may have a material adverse effect on the rights of the holders of our common stock. In addition, our Board of Directors, without further stockholder approval, may, at any time, issue large blocks of preferred stock. In addition, the ability of our Board of Directors to issue shares of preferred stock without any further action on the part of our stockholders may impede a takeover of our company and may prevent a transaction that is favorable to our stockholders.

Risks Related to this Offering

The sale or issuance of our common stock to Lincoln Park may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

On July 24, 2017, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $16,000,000 of our common stock. Concurrently with the execution of the Purchase Agreement, we sold 2,500,000 shares of common stock to Lincoln Park in an initial purchase under the Purchase Agreement for an aggregate gross purchase price of $1,000,000, and we issued 1,200,000 shares of our common stock to Lincoln Park as a fee for its commitment to purchase shares of our common stock under the Purchase Agreement. The remaining purchase shares that may be sold pursuant to the Purchase Agreement may be sold by us to Lincoln Park at our discretion from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

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We generally have the right to control the timing and amount of any future sales of our shares to Lincoln Park. Additional sales of our common stock, if any, to Lincoln Park will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Our management will have broad discretion over the amounts, timing and use of the net proceeds that we may receive pursuant to the Purchase Agreement, you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion in the timing and application of any net proceeds that we may receive from any future sales of common stock to Lincoln Park pursuant to the Purchase Agreement. Management could use these proceeds for purposes other than those contemplated at the time of this prospectus. Accordingly, you will be relying on the judgment of our management with regard to the timing and use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

We may not be able to access the full amounts available under the Purchase Agreement, which could prevent us from accessing the capital we need to continue our operations, which could have an adverse effect on our business.

Other than the Initial Purchase Amount, all funds available under the Purchase Agreement are only available if our common stock per share value is $0.25 or higher at the time we seek to sell stock, and the volume of any such stock sales under the Purchase Agreement may vary with our common stock per share price. Changes in our stock price may limit the net proceeds we may receive under the Purchase Agreement.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are plans and predictions based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in the section above entitled “Risk Factors.” You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Lincoln Park. We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. However, we have received gross proceeds of $1 million in connection with the initial purchase by Lincoln Park under the Purchase Agreement, and we may receive up to an additional $15 million aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus.

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We expect to use any proceeds that we receive under the Purchase Agreement for working capital and general corporate purposes. This anticipated use of net proceeds from the sale of our common stock to Lincoln Park under the Purchase Agreement represents our intentions based upon our current plans and business conditions.

The Lincoln Park transaction

General

On July 24, 2017, we entered into the Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $16,000,000 of our common stock (subject to certain limitations) from time to time during the term of the Purchase Agreement, including 2,500,000 shares of common stock that we sold to Lincoln Park in an initial purchase under the Purchase Agreement on July 24, 2017 for an aggregate gross purchase price of $1,000,000. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the shares that have been or may be issued to Lincoln Park under the Purchase Agreement.

Concurrently with the execution of the Purchase Agreement on July 24, 2017, we issued to Lincoln Park 1,200,000 shares of our common stock as a fee for its commitment to purchase shares of our common stock under the Purchase Agreement.

We do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement, all of which are outside of Lincoln Park’s control, have been satisfied, including the registration statement that includes this prospectus being declared effective by the SEC. Thereafter, we may, from time to time and at our sole discretion, direct Lincoln Park to purchase shares of our common stock in amounts up to 100,000 shares on any single business day, which amounts may be increased to up to 600,000 shares of our common stock depending on the market price of our common stock at the time of sale but in no event greater than $1,000,000 per such purchase. The purchase price per share is based on the market price of our common stock immediately preceding the time of sale as computed under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

Under the rules of NYSE American, in no event may we issue or sell to Lincoln Park under the Purchase Agreement more than 19.99% of the shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement (which is approximately 17,814,790 shares based on 89,118,510 shares outstanding immediately prior to the execution of the Purchase Agreement), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) all sales of our common stock to Lincoln Park under the Purchase Agreement are deemed to be at a price equal to or in excess of the greater of book or market value of our common stock, as calculated in accordance with the applicable rules of NYSE American, such that they qualify for an exception to the Exchange Cap limitation under such rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates exceeding the Beneficial Ownership Cap.

Purchase of Shares Under the Purchase Agreement

Under the Purchase Agreement, on any business day selected by us, we may direct Lincoln Park to purchase up to 100,000 shares of our common stock on any such business day, which we refer to as a Regular Purchase, provided, however, that (i) the Regular Purchase may be increased to up to 150,000 shares, provided that the closing sale price is not below $0.50 on the purchase date, subject to adjustment as provided in the Purchase Agreement, (ii) the Regular Purchase may be increased to up to 200,000 shares, provided that the closing sale price is not below $0.60 on the purchase date, subject to adjustment as provided in the Purchase Agreement, (iii) the Regular Purchase may be increased to up to 300,000 shares, provided that the closing sale price is not below $0.70 on the purchase date, subject to adjustment as provided in the Purchase Agreement, (iv) the Regular Purchase may be increased to up to 400,000 shares, provided that the closing sale price is not below $0.80 on the purchase date, subject to adjustment as provided in the Purchase Agreement, (v) the Regular Purchase may be increased to up to 500,000 shares, provided that the closing sale price is not below $0.90 on the purchase date, subject to adjustment as provided in the Purchase Agreement, and (vi) the Regular Purchase may be increased to up to 600,000 shares, provided that the closing sale price is not below $1.00 on the purchase date, subject to adjustment as provided in the Purchase Agreement. In each case, the maximum amount of any single Regular Purchase may not exceed $1,000,000 per purchase. The purchase price per share for each such Regular Purchase will be equal to the lower of:

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•	the lowest sale price for our common stock on the purchase date of such shares; or

•	the arithmetic average of the three lowest closing sale prices for our common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition to Regular Purchases described above, we may also direct Lincoln Park, on any business day on which we have properly submitted a Regular Purchase notice and the closing price of our common stock is not below $0.50 per share, subject to adjustment as provided in the Purchase Agreement, to purchase an additional amount of our common stock, which we refer to as an Accelerated Purchase, not to exceed the lesser of:

•	30% of the aggregate shares of our common stock traded during normal trading hours on the purchase date; and

•	five times the number of purchase shares purchased pursuant to the corresponding Regular Purchase.

The purchase price per share for each such Accelerated Purchase will be equal to the lower of:

•	96% of the volume weighted average price during (i) the entire trading day on the purchase date, if the volume of shares of our common stock traded on the purchase date has not exceeded a volume maximum calculated in accordance with the Purchase Agreement, or (ii) the portion of the trading day of the purchase date (calculated starting at the beginning of normal trading hours) until such time at which the volume of shares of our common stock traded has exceeded such volume maximum; or

•	the closing sale price of our common stock on the accelerated purchase date.

In addition to the Regular Purchases and Accelerated Purchases described above, we may also direct Lincoln Park, on any business day that the closing price of our common stock is not below $0.50, subject to adjustment as provided in the Purchase Agreement, to purchase additional amounts of our common stock, which we refer to as an Additional Purchase, provided, however, that (i) we may direct Lincoln Park to purchase shares in an Additional Purchase only if at least 30 business days have passed since the most recent Additional Purchase, as applicable, was completed, (ii) Lincoln Park’s committed obligation under any single Additional Purchase shall not exceed $1,000,000, and (iii) Lincoln Park’s committed obligation under all Additional Purchases shall not exceed $3,000,000 in the aggregate.

The purchase price for each such Additional Purchase shall be equal to the lower of:

•	96% of the purchase price under a Regular Purchase on the date we give notice for the related Additional Purchase; or

•	$1.00 per share.

In the case of the Regular Purchases, Accelerated Purchases and Additional Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

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Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

Minimum Share Price

Under the Purchase Agreement, we and Lincoln Park may not effect any sales of shares of our common stock under the Purchase Agreement on any purchase date that the closing sale price of our common stock is less than the floor price of $0.25 per share of common stock, subject to adjustment as provided in the Purchase Agreement.

Events of Default

Events of default under the Purchase Agreement include the following:

•	the effectiveness of the registration statement of which this prospectus forms a part lapses for any reason (including, without limitation, the issuance of a stop order), or any required prospectus supplement and accompanying prospectus are unavailable for the resale by Lincoln Park of our common stock offered hereby, and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of one business day;

•	the de-listing of our common stock from NYSE American, our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market, The NASDAQ Global Select Market, the NYSE Arca, the OTC Bulletin Board or OTC Markets (or nationally recognized successor to any of the foregoing);

•	the failure of our transfer agent to issue to Lincoln Park shares of our common stock within three business days after the applicable date on which Lincoln Park is entitled to receive such shares;

•	any breach of the representations or warranties or covenants contained in the Purchase Agreement or Registration Rights Agreement that has or could have a material adverse effect on us and, in the case of a breach of a covenant that is reasonably curable, that is not cured within five business days;

•	if at any time the Exchange Cap is reached, to the extent applicable;

•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	if at any time we are not eligible to transfer our common stock electronically.

Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. During an event of default, all of which are outside of Lincoln Park’s control, we may not direct Lincoln Park to purchase any shares of our common stock under the Purchase Agreement.

Our Termination Rights

We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to Lincoln Park to terminate the Purchase Agreement. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

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Prohibitions on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All 17,814,790 shares registered in this offering which have been or may be issued or sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 36-months commencing on the date that the registration statement including this prospectus becomes effective. The sale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Lincoln Park other than those shares we already sold in the initial purchase, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Lincoln Park to purchase up to an additional $15,000,000 of our common stock, exclusive of 2,500,000 shares already purchased by Lincoln Park in the initial purchase on July 24, 2017 and the 1,200,000 shares issued to Lincoln Park on such date as a commitment fee. Depending on the price per share at which we sell our common stock to Lincoln Park, we may be authorized to issue and sell to Lincoln Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus. If we choose to do so, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park under this prospectus is dependent upon the number of shares we direct Lincoln Park to purchase under the Purchase Agreement.

The Purchase Agreement prohibits us from issuing or selling to Lincoln Park under the Purchase Agreement (i) shares of our common stock in excess of the Exchange Cap, unless we obtain stockholder approval to issue shares in excess of the Exchange Cap or all sales of our common stock to Lincoln Park under the Purchase Agreement are deemed to be at a price equal to or in excess of the greater of book or market value of our common stock, as calculated in accordance with the applicable rules of NYSE American, such that they qualify for an exception to the Exchange Cap limitation under such rules and (ii) any shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates exceeding the Beneficial Ownership Cap.

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The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of shares to Lincoln Park under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share		Number of Registered Shares to be Issued if Full Purchase of Remaining Shares (1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park (2)	Proceeds from the Sale of Shares to Lincoln Park Under the Purchase Agreement
$0.25		14,114,790	13.20%	$3,528,698
$0.31	(3)	14,114,790	13.20%	$4,375,585
$0.75		14,114,790	13.20%	$10,586,093
$1.50		10,000,000	9.73%	$15,000,000
$3.00		5,000,000	5.11%	$15,000,000

(1)	Although the Purchase Agreement provides that we may sell up to $16,000,000 of our common stock to Lincoln Park (including an initial purchase by Lincoln Park of 2,500,000 shares for $1,000,000 on July 24, 2017 under the Purchase Agreement), we are only registering 17,814,790 shares under this prospectus, which may or may not cover all the shares we ultimately sell to Lincoln Park under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only the shares that we are registering in this offering, excluding the 2,500,000 shares purchased by Lincoln Park in the initial purchase under the Purchase Agreement for an aggregate purchase price of $1,000,000 and 1,200,000 commitment shares issued to Lincoln Park upon the execution of the Purchase Agreement. If we seek to issue shares of our common stock, including shares from other transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under the applicable rules of NYSE American, in excess of 17,814,790 shares, or 19.99% of the total common stock outstanding immediately prior to the execution of the Purchase Agreement, we may be required to seek stockholder approval in order to be in compliance with the rules of NYSE American.

(2)	The denominator is based on 92,818,510 shares outstanding as of August 10, 2017, adjusted to include the issuance of (i) 2,500,000 shares previously issued to Lincoln Park in the initial purchase for an aggregate gross purchase price of $1,000,000 and (ii) 1,200,000 commitment shares previously issued to Lincoln Park upon the execution of the Purchase Agreement, and (iii) the number of shares set forth in the adjacent column which we would have sold to Lincoln Park, assuming the purchase price in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

(3)	The closing sale price of our shares on August 10, 2017.

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dilution

The sale of our common stock to Lincoln Park pursuant to the Purchase Agreement will have a dilutive impact on our stockholders. As a result, our net income per share, if any, would decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise our right to sell shares to Lincoln Park, the more shares of our common stock we will have to issue to Lincoln Park pursuant to the Purchase Agreement and our existing stockholders would experience greater dilution.

After giving effect to the sale in this offering of 17,814,790 shares of common stock at an assumed average sale price of $0.31 per share (based on the closing sale price of our common stock on of August 10, 2017), our pro forma as adjusted net tangible book value as of June 30, 2016 would have been approximately $(13,367,585), or $(0.13) per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.06 per share to our existing stockholders and an immediate dilution of $0.19 per share to our new stockholders.

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SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Lincoln Park, of shares of common stock that have been or may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on July 24, 2017 concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our common stock that have been or may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we have sold or may sell to Lincoln Park under the Purchase Agreement. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects its holdings as of August 10, 2017. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder. The percentage of shares beneficially owned prior to the offering is based on based on 92,818,510 shares of common stock outstanding as of August 10, 2017.

Selling Stockholder	Shares Beneficially Owned Before this Offering		Percentage of Outstanding Shares Beneficially Owned Before this Offering		Shares to be Sold in this Offering Assuming The Company issues the Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After this Offering(4)
Lincoln Park Capital Fund, LLC (1)	3,700,000	(2)	3.98	%(3)	17,814,790	0

(1)	Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2)	Represents (i) 2,500,000 shares purchased by Lincoln Park in the initial purchase on July 24, 2017 for an aggregate gross purchase price of $1,000,000 and (ii) 1,200,000 shares of our common stock issued to Lincoln Park on July 24, 2017 as a fee for its commitment to purchase shares of our common stock under the Purchase Agreement, all of which shares are covered by the registration statement that includes this prospectus. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the additional shares of common stock that Lincoln Park may be required to purchase pursuant to the Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, under the terms of the Purchase Agreement, issuances and sales of shares of our common stock to Lincoln Park are subject to certain limitations on the amounts we may sell to Lincoln Park at any time, including the Exchange Cap and the Beneficial Ownership Cap. See the description under the heading “The Lincoln Park Transaction” for more information about the Purchase Agreement.

(3)	Based on 92,818,510 outstanding shares of our common stock as of August 10, 2017, which includes (i) 2,500,000 shares purchased by Lincoln Park in the initial purchase on July 24, 2017 for an aggregate gross purchase price of $1,000,000 and (ii) 1,200,000 shares of our common stock issued to Lincoln Park on July 24, 2017 as a fee for its commitment to purchase shares of our common stock under the Purchase Agreement.

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(4)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation to sell any shares of common stock at this time.

business

Overview

We are a biotechnology company focused on commercializing our proprietary technologies and product candidates and providing product development and manufacturing services to clients and collaborators. The Company’s technologies constitute a proprietary, transformative platform for development and production of biologics in hydroponically grown green plants.

Stated simply, iBio’s technologies harness the natural protein production capability that plants use to sustain their own growth, and direct it instead to produce proteins for a range of applications including for vaccines and biopharmaceuticals. The Company’s technologies can be used to produce a wide array of biologics and also to create and produce proprietary derivatives of preexisting products with improved properties. The Company has used its technologies and its collaborative relationships to demonstrate the applicability of its technologies to a diverse range of product candidates including products against fibrotic diseases, vaccines, enzyme replacements, monoclonal antibodies, and recombinant versions of marketed products that are currently derived from human blood plasma.

In addition to the broad array of biological products that can be produced with the Company’s technologies we believe our technologies offer other advantages that are not available with conventional manufacturing systems. These anticipated advantages may include reduced production time and lower operating costs. Further, we believe that the capital investment required to create facilities that will manufacture proteins using the Company’s technologies will be substantially less than the capital investment which would be required for the creation of similar capacity facilities utilizing conventional manufacturing methods dependent upon animal cells, bacterial fermenters and chicken eggs. Additionally, operating costs in a manufacturing facility using iBio’s platform are expected to be reduced significantly in comparison to conventional manufacturing processes due to the rapid nature of our production cycle and the elimination of the expenses associated with the operation and maintenance of bioreactors, fermenters, sterile liquid handling systems and other expensive equipment which is not required in connection with the use of the Company’s technologies.

Among the Company’s proprietary technologies are the patented iBioLaunch technology™, the patented iBioModulator™ technology, and additional newer and more advanced technologies. Bio-Manguinhos/Fiocruz, or Fiocruz, a unit of the Oswaldo Cruz Foundation, a central agency of the Ministry of Health of Brazil, is sponsoring the development an iBioLaunch-produced yellow fever vaccine to replace the vaccine it currently makes in chicken eggs for the populations of Brazil and more than 20 other nations. These advances are occurring subsequent to the demonstration of safety of iBioLaunch-produced vaccine candidates against each of the H1N1 “Swine” flu virus and the H5N1 avian flu virus in successfully completed Phase 1 clinical trials.

We developed our iBioModulator technology based on the use of a modified form of the cellulose degrading enzyme lichenase, from Clostridium thermocellum, a thermophilic and anaerobic bacterium. iBioModulator enables an adjuvant component to be fused directly to preferred recombinant antigens to create a single protein for use in vaccine applications.

The iBioModulator platform has been shown to be applicable to a range of vaccine proteins and can significantly modify the immune response to a vaccine in two important ways. Animal efficacy studies have demonstrated that it can increase the strength of the initial immune response to a vaccine antigen (as measured by antibody titer) and also extend the duration of the immune response. These results suggest the possibility that use of the iBioModulator platform may lower vaccine antigen requirements and enable fewer doses to establish prolonged protective immunity.

We engaged in a strategic alliance with Fraunhofer U.S.A., Inc. to perform research and development activities to develop the iBioLaunch platform and to create our first product candidate (see Strategic Alliances and Collaborations- Collaboration with Fraunhofer Center for Molecular Biology (“Fraunhofer” below). In addition to technology developed for iBio pursuant to agreements with Fraunhofer U.S.A., Inc., iBio’s more recently developed technologies provide the Company with higher expression yields of certain proteins and increased efficiency in adapting gene sequences to achieve specific product objectives. In addition, iBio is developing improved, proprietary manufacturing processes that the Company expects to protect as trade secrets.

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Our near-term focus is to realize two key objectives: (1) the establishment of additional business arrangements pursuant to which commercial, government and not-for-profit licensees will utilize the Company’s technologies in connection with the development and manufacturing of therapeutic proteins and vaccine products; and (2) the further development of select product candidates based upon or enhanced by our technology platforms. These objectives are the core components of our strategy to commercialize the proprietary technologies we have developed and validated.

Our strategy to engage in partnering and out-licensing of our technologies seeks to preserve the opportunity for iBio to share in the successful development and commercialization of product candidates by our licensees while enhancing our own capital and financial resources for development, alone or through commercial alliances with others, of high-potential product candidates based upon our technologies. In addition to financial resources we may receive in connection with the license of our technologies, we believe that successful development by third party licensees of iBio technology-enhanced product candidates will further validate our technologies, increase awareness of the advantages that may be realized by the use of such platforms and promote broader adoption of our technologies by additional third parties.

The advancement of iBio technology-enhanced product candidates is a key element of our strategy. We believe that selecting and developing products which individually have substantial commercial value and are representative of classes of pharmaceuticals that can be successfully produced using our technology platforms will allow us to maximize the near and longer term value of our technologies while exploiting individual product opportunities. To realize this result, we are currently internally advancing through preclinical IND enabling studies a proprietary recombinant protein we call IBIO-CFB03 for treatment of idiopathic pulmonary fibrosis, systemic sclerosis, and potentially other fibrotic diseases. To the extent that we anticipate the opportunity to realize additional value, we may elect to further the development of this or other product candidates through the early stages of clinical development before seeking to license the product candidate to other industry participants for late stage clinical development and if successful, commercialization.

On December 16, 2015, we formed iBio CMO LLC (“iBio CMO”), a Delaware limited liability corporation, to develop and manufacture plant-made pharmaceuticals. As of December 31, 2015, we owned 100% of iBio CMO. On January 13, 2016, we entered into a contract manufacturing joint venture with an affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company (the “Eastern Affiliate”). The Eastern Affiliate contributed $15 million in cash for a 30% interest in iBio CMO. We retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use our proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. We retained the exclusive right to grant product licenses to those who wish to sell or distribute products made using our technology.

On February 23, 2017, the Company entered into an exchange agreement with the Eastern Affiliate, pursuant to which the Company acquired substantially all of the interest in iBio CMO held by the Eastern Affiliate in exchange for one share of the Company’s iBio CMO Preferred Tracking Stock, par value $0.001 per share. After giving effect to the transaction, the Company owns 99.99% of iBio CMO.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern (the “Second Eastern Affiliate”) as sublandlord. The 139,000 facility is a Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. The Second Affiliate granted iBio CMO a 34-year sublease for the facility. Commercial operations commenced in January 2016. iBio CMO expects to operate on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

In addition to iBio CMO, the Company’s other subsidiaries are as follows:

iBioDefense Biologics LLC (“iBioDefense”) – iBioDefense, a wholly-owned subsidiary, is a Delaware limited liability company formed in July 2013 to explore development and commercialization of defense-specific applications of the Company’s proprietary technology. iBioDefense did not commence any business activities and was dissolved on June 10, 2016.

iBio Peptide Therapeutics LLC (“iBio Peptide”) – iBio Peptide, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2013. iBio Peptide did not commence any business activities and was dissolved on June 9, 2016.

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iBIO DO BRASIL BIOFARMACÊUTICA LTDA. (“iBio Brazil”) – iBio Brazil is a subsidiary organized in Brazil in which the Company has a 99% interest. iBio Brazil was formed to manage and expand the Company’s business activities in Brazil. The activities of iBio Brazil are intended to include coordination and expansion of the Company’s existing relationship with Fundacao Oswaldo Cruz/Fiocruz (“Fiocruz”) beyond the current yellow fever vaccine program (see below) and development of additional products with private sector participants for the Brazilian market. iBio Brazil commenced operations during the first quarter of the fiscal year ended June 30, 2015.

iBio Manufacturing LLC (“iBio Manufacturing”) – iBio Manufacturing, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2015. iBio Manufacturing has not commenced any activities to date.

Proprietary iBio technologies have been used to advance development of certain products that have been commercially infeasible to develop with conventional technologies such as Chinese hamster ovary cell systems and microbial fermentation methods. They can be used to create and operate manufacturing facilities at substantially lower capital and operating costs. These include development and manufacture of both vaccine and therapeutic product candidates. iBio CMO is promoting commercial collaborations with third parties on the basis of these technology advantages and plans to work with customers to achieve laboratory scale technical milestones that can form the basis of longer-term manufacturing business arrangements. iBio itself is a client of iBio CMO for further IND advancement of its proprietary products beginning with IBIO-CFB03 for the treatment of a range of fibrotic diseases. iBio will work with iBio CMO on the production of IBIO-CFB03 for clinical trials and, with clinical success, for commercial launch.

Due to the lower capital and operating cost requirements for pharmaceutical production via iBio technology versus legacy methods, certain corporations and governments that have not already established manufacturing capacity for biologic products are client prospects for both development and for commercial technology transfer services to enable autonomous manufacturing in the market being served. For example, in Brazil, iBio has been collaborating with the Oswaldo Cruz Foundation (Fiocruz) to develop a recombinant yellow fever vaccine based on iBio technology. iBio’s contract with Fiocruz provides for commercial technology transfer services as the product candidates enters human clinical trials. Over time, iBio expects to work closely with iBio CMO to provide such technology transfer services for a variety of both commercial and government clients.

Our Business

Our Technology Platforms – iBioLaunch, iBioModulator, and iBio Advanced Technologies

iBioLaunch

iBioLaunch is the name iBio uses to describe iBio’s proprietary, transformative platform comprising multiple technologies for the development and production of therapeutic proteins and vaccines using transient gene expression in green plants. Based upon the results of successful Phase 1 clinical trials demonstrating the safety of vaccine candidates against H1N1 influenza and H5N1 influenza, immunogenicity data from in vivo preclinical studies in well-established highly predictive animal models and results from feasibility studies and other discovery and development work we have performed, we believe that the iBioLaunch platform can produce therapeutic proteins and vaccines more efficiently, as measured by time, cost and yield, than current conventional biologics manufacturing methods. As awareness of these advantages increases, we expect broader adoption of the iBioLaunch platform by biologics market participants.

An additional advantage of the iBioLaunch platform includes successful production of proteins that are difficult or impossible to produce on a commercially practical basis with conventional systems. This unique capability has been demonstrated by production of antigens for vaccine candidates for both hookworm and malaria, each of which requires production and purification of proteins that could not be feasibly made with other systems. For companies developing proprietary product opportunities, challenges often include overcoming obstacles to efficient production of complex or multiple proteins with simultaneous control of enzymes that modify the properties of the desired end product. iBioLaunch technology offers the flexibility and sophistication necessary to enable practical development of such complex products.

With iBioLaunch, it is possible to manufacture product candidates in less than a month from identifying the protein of interest. This rapid production cycle makes iBioLaunch particularly well-suited for producing treatments and vaccines for pandemic diseases and for bioterror response. The rapid production cycle is also advantageous to researchers and others seeking to develop new products as a greater number of experiments can be conducted in any time period at a cost less than that associated with conventional expression systems.

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Utilizing expression technology which is transient, occurring over a period of four to seven days after introducing a foreign gene, iBioLaunch eliminates the initial steps upon which other conventional expression technologies are dependent – namely the need to isolate a high producing cell clone from millions of non-productive cells and then grow the clonal cells in a sterile fermenter to start the manufacturing process. This saves the year of process development time commonly associated with mammalian cell systems and eliminates the need for expensive fermenters and a sterile liquid-handling system to prevent bacterial, fungal, or viral contamination of the protein drug. In the iBioLaunch system, no animal- or human-derived materials are used, eliminating the risk of contamination by human infectious agents. In place of such materials, normal green plants, grown under clean and controlled conditions, provide the biomass for pharmaceutical protein manufacturing. Because this entire process uses commonly available materials, we are not dependent on unique sources of raw material, nor are we limited to purchasing from single suppliers.

The iBioLaunch process begins with robotic seeding into an inert matrix for hydroponic growth, followed by automated infiltration of the young seedlings for gene expression and protein production. The innovation of the iBioLaunch technology is typified by its proprietary vector technology. The iBioLaunch vectors are designed to bring foreign DNA to the nucleus of cells in the leaves of plants by allowing a vector and bacterial host to be introduced into the plant by “infiltrating” the bacterial vector host under a slight vacuum. The bacterial vector “launches” the foreign DNA into the plant nucleus, where it is coded into instructions that direct the plant’s own protein manufacturing apparatus to make foreign proteins. A clever arrangement of genes for plant viral enzymes causes these protein production instructions to be copied hundreds of thousands of times in each plant cell. Our proprietary gene transfer vectors combine the desirable features of the DNA mobilization plasmid of Agrobacterium tumefaciens with gene control elements taken from single-stranded RNA plant viruses.

Subsequent to the incorporation of the iBioLaunch vector in the plant tissues, the following steps lead to target protein synthesis:

•	The vector is transported to the nucleus of each cell, where RNA polymerase II transcribes viral-related sequences and the gene(s) of interest into messenger RNA.

•	The viral-related messenger RNA moves to the plant cell cytoplasm, and is translated on ribosomes to make proteins representing the viral replicase gene, movement protein, and our protein of interest.

•	The viral replicase protein causes the production of hundreds of additional messenger RNA molecules encoding the production of our protein of interest, and these messengers dominate the plant protein production machinery.

•	Large amounts of the protein of interest accumulate and await purification.

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The net effect of applying the iBioLaunch system is that the natural plant protein production capability becomes devoted to the expression of the desired gene, and the target protein rapidly accumulates to extremely high levels suitable for commercial use.

iBioModulator

In addition to iBioLaunch, we have developed iBioModulator, a technology platform that is designed to improve the potency and duration of effect of both prophylactic and therapeutic vaccines produced with any recombinant expression technology including iBioLaunch. We developed our iBioModulator technology based on the use of a modified form of the cellulose degrading enzyme lichenase from Clostridium thermocellum, a thermophilic and anaerobic bacterium.

iBioModulator technology enables an adjuvant component to be fused directly to preferred recombinant antigens to create a single protein for use in vaccine applications.

The iBioModulator platform has been shown to be applicable to a range of vaccine proteins, and can significantly modify the immune response to a vaccine in two important ways. Animal efficacy studies have demonstrated that it can increase the strength of the initial immune response to a vaccine antigen (as measured by antibody titer) and also extend the duration of the immune response. These results suggest the possibility that use of the iBioModulator platform may lower vaccine antigen requirements and enable fewer doses to establish prolonged protective immunity. We believe that the ability to provide better immune response and longer-term protection with fewer or zero booster inoculations would add significant value to a vaccine by reducing the overall costs and logistical difficulties of its use.

iBio Advanced Technologies

iBio has developed and acquired rights to additional proprietary technologies that are superior to our earlier technologies for certain applications and that in some cases are associated with individual products such as our IBIO-CFB03 product candidate for fibrotic diseases. iBio Advanced Technologies include rights to certain patented and unpatented technologies developed by Novici Biotech LLC, patents and unpatented inventions licensed from the University of Pittsburgh, and novel manufacturing methods and processes developed by iBio CMO LLC.

Application of iBio Technologies - Target Markets and Product Candidates

Target Markets and Commercialization Activities

Based on the scientific data that have been derived from the successful Phase 1 clinical trials of the iBioLaunch-derived influenza vaccine candidates and the results of the feasibility and preclinical studies conducted to date evaluating iBioLaunch-produced and iBioModulator-enhanced product candidates, we believe that we have demonstrated the suitability and applicability of these platform technologies to a broad range of therapeutic protein classes and both prophylactic and therapeutic vaccines.

Currently, we are engaged in efforts to commercialize our technology platforms. Our strategy is to enter important markets through license agreements, commercial collaborations, and manufacturing contracts. Our current marketing efforts focus on those decision makers whom we expect will be attracted to the cost and efficiency advantages that may be obtained through use of our platforms. We believe that the advantages of our platforms will enable us to compete effectively against the providers of other manufacturing systems that may be slower, more capital intensive and more costly to operate. We anticipate realizing revenues in connection with licenses we may grant and technology transfer services we may provide.

In all geographic regions, including the U.S. and Western Europe, the robust ability of our technology platforms to favorably produce a wide range of protein types, including our ability to produce product candidates that are otherwise not feasible to commercially manufacture, offers us the opportunity to obtain value through exclusive, individual product licenses which can be worldwide or geographically limited. In other geographic regions, such as Brazil, India and China where the economies and middle classes are growing rapidly and decision-makers are building domestic biologics infrastructures, we anticipate entering into and deriving revenues from licenses that may include multiple product categories to which our technology applies.

Additionally, we believe that governments and state corporations seeking to establish and maintain autonomous biodefense capabilities will also be attracted to the advantages realizable with our platforms. The market for biodefense countermeasures reflects continued awareness of the threat of global terror and biowarfare activity as well as the need to have capacities to quickly manufacture both vaccines and therapeutics to a numerous and ever evolving list of biological agents that could be used to harm populations.

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To enhance our success in the commercialization of our multiple technologies, we are engaging in efforts to advance select iBio sponsored product candidates. Our current internal efforts focus on the further development of a proprietary recombinant protein product candidate, IBIO-CFB03, for the treatment of idiopathic pulmonary fibrosis, systemic sclerosis, and other fibrotic diseases. We have selected this product candidate for further advancement on the basis of its individual commercial value and its value as representative of a class of products in an attractive market that may be successfully derived from the iBio platform. We believe that demonstration of successful utilization of technologies by each of us and our license partners will enhance market awareness of the broad applicability and potential advantages realizable with the platforms and generate increased opportunities for us to realize value from these assets.

Product Candidates

The table below summarizes key information regarding examples of the categories and product classes and the status of product candidates generated from our platforms:

Market	Class	Product	Status /Other

Therapeutic Protein	Anti-fibrosis Protein Plasma-Derived Proteins	IBIO-CFB03 C1 Esterase Inhibitor Alpha-1 Antitrypsin	Preclinical Orphan Designation Feasibility Demonstrated Feasibility Demonstrated
	Enzyme Replacement	Alpha-Galactosidase	Feasibility Demonstrated
	Monoclonal Antibodies	Palivizumab	Feasibility Demonstrated

Vaccines	Viral Disease Vaccines	H1N1 Influenza	Phase I – Completed
		H5N1 Influenza	Phase I – Completed
		Yellow Fever	Preclinical
	Parasitic Pathogen Vaccine	Malaria	Phase I
		Hookworm	Phase I
	Therapeutic Vaccine	Human Papillomavirus (HPV)	Feasibility Demonstrated

Biodefense	Bacterial Disease Vaccine	Anthrax	Phase I
	Bacterial Disease Vaccine	Anthrax/Plague	Feasibility Demonstrated
	Monoclonal Antibody	Anthrax	Feasibility Demonstrated

Therapeutic Protein Product Candidates

Using our proprietary technologies, we have expressed and demonstrated the feasibility of production of many classes of therapeutic proteins. The proteins that we have successfully produced range from large and complex monoclonal antibodies to smaller proteins such as interferons, growth factors, and enzymes.

IBIO-CFB03, a Proprietary Product for Treatment of Fibrosis

iBio has exclusively licensed and is developing, on its iBioLaunch™ platform and with its more advanced technology, an innovative new product we have designated “IBIO-CFB03” for treatment of idiopathic pulmonary fibrosis (IPF) and systemic sclerosis (SSc), both fatal and incurable diseases. The total number of people affected by systemic sclerosis and IPF, while large in comparison to many biotechnology target markets, is small enough for iBio’s drug to qualify for the regulatory and financial benefits available under U.S. and European Orphan Drug incentives.

iBio’s candidate product has demonstrated efficacy in both animal disease models and through the reversal of fibrosis in human skin organ culture. Preclinical studies have established a strong safety profile for IBIO-CFB03 with no toxicity seen at concentrations well above the predicted effective doses. The drug is readily diffusible into organs and tissues and can reach its target site via several modes of administration. Systemic administration is effective at reducing skin and lung fibrosis. The anti-fibrotic effects of IBIO-CFB03 are observed even after the onset of fibrosis, suggesting that it is capable of reversing fibrosis—an effect not observed with any of the potential anti-fibrotic therapies that are currently in clinical use. Patients with existing fibrosis enter the clinic long after the onset of their disease, and thus do not benefit significantly from a drug used to prevent fibrosis rather than treat existing fibrosis.

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Experimental drugs demonstrating efficacy against life-threatening diseases in early clinical trials are given higher priority review for marketing approval by regulatory agencies in the U.S. and Europe. In addition, both the U.S. and Europe offer financial and regulatory incentives for the development of new drugs for the treatment of smaller patient populations (Orphan Drugs), and such drugs can be approved for marketing faster and with less total investment than drugs that are intended to treat major diseases. iBio has obtained Orphan Drug designation for its drug candidate for systemic sclerosis.

Recombinant forms of Plasma Derived Products

Using iBioLaunch, we have successfully produced human C1 esterase inhibitor and human alpha 1-antitrypsin, each of which is an important therapeutic product that has been traditionally derived from human blood plasma. The production via the iBioLaunch system of plasma-sparing recombinant forms of these products offers an alternative process that may lessen reliance on human blood supplies and eliminate the safety concerns that may be associated with use of animal and human cells or other tissue components.

Other Therapeutic Proteins

In addition to the recombinant form of plasma derived products, using iBioLaunch, we have been able to express and demonstrate the feasibility of production of substantially all other classes of therapeutic proteins. The therapeutic proteins that we have successfully produced range from large and complex monoclonal antibodies to smaller proteins such as interferons, growth factors, and enzymes. All the candidate therapeutic proteins manufactured using iBioLaunch have correctly assembled and demonstrated full activity in relevant bioassays. We are currently evaluating several potential proprietary iBioLaunch produced therapeutic protein candidates for further development internally at iBio or together with collaborators.

Vaccine Candidates

We have used iBioLaunch to successfully express and demonstrate the feasibility of production of a broad array of vaccine candidates, including vaccine candidates that have to date been impossible to produce on a commercially practical basis using conventional manufacturing systems. Additionally, we have used iBioModulator to improve the performance of therapeutic vaccine candidates.

The ability of the iBioLaunch platform to manufacture proteins that are difficult or impossible to produce on a commercially practical basis with conventional manufacturing systems has been demonstrated by the production of antigens for vaccine candidates for both hookworm and malaria. These iBioLaunch-produced vaccine candidates are being developed by the Sabin Institute and the Bill and Melinda Gates Foundation, respectively, and each is being advanced to Phase 1 clinical trials that are expected to commence in the next 12 months, subject availability of funding at each respective organization and satisfaction of other conditions.

The safety of an iBioLaunch-produced H1N1 influenza vaccine candidate and an iBioLaunch H5N1 influenza vaccine has been demonstrated in successfully completed Phase 1 human clinical trials and the efficacy of these iBioLaunch derived vaccine candidates has been demonstrated in well established, highly predictive animal models. We have also demonstrated the efficiencies of our iBioLaunch technology at the laboratory level by producing candidate influenza vaccines in weeks versus the months required for commercially used chicken egg methods. The rapid production of an iBioLaunch derived vaccine candidate for the recently emerged new strain of influenza, H7N9, demonstrates the flexibility and responsiveness of the platform. This speed of production is an advantage that we believe may be particularly attractive to public health authorities seeking to protect citizens in the case of a pandemic outbreak.

Our collaborator, Fiocruz, is advancing the development of an iBioLaunch-produced yellow fever vaccine candidate. In addition to furthering preclinical IND enabling studies of this vaccine candidate, in April 2013, Fiocruz committed to the design of a new plant-based multipurpose manufacturing facility in Brazil and anticipates construction of such facility in the next few years. This multipurpose facility is being designed in manner that will enable the incorporation and utilization of our iBioLaunch platform.

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Biodefense Countermeasures

Our technology platforms have advantages that we believe are particularly well suited for the biodefense market. Speed of production and capability to produce both vaccines and therapeutic proteins using the iBioLaunch platform and the potential to improve performance of vaccines through the application of the iBioModulator platform are each key features of biologics manufacturing systems that may be sought by governments and state corporations seeking to establish autonomous capabilities to protect their populations from bioterrorism threats. In addition to our demonstration of the feasibility of iBioLaunch produced monoclonal antibody candidates for the treatment of anthrax, next generation anthrax vaccine candidates derived from the iBioLaunch platform have been evaluated by our collaborator, Fraunhofer, pursuant to a funding award granted to Fraunhofer in December 2012 by the National Institute of Allergy and Infectious Diseases. With Fraunhofer, we are evaluating opportunities and seeking funding from additional sources to further demonstrate the applicability and advantages of our platforms in connection with the development of biodefense countermeasures.

Strategic Alliances and Collaborations

A significant component of our business plan is to enter into strategic alliances and collaborations with other for-profit entities, governments, foundations, and others as appropriate to gain access to funding, capabilities, technical resources and intellectual property to further our development efforts, commercialize our technology and to generate revenues.

Collaboration with Fraunhofer Center for Molecular Biology (“Fraunhofer”)

In 2003, we engaged Fraunhofer to perform research and development activities to develop the iBioLaunch platform and to create our first product candidate. Pursuant to the Technology Transfer Agreement (“TTA”) between our company and Fraunhofer, effective in January 2004, we paid $3.6 million to Fraunhofer to acquire the exclusive rights to intellectual property owned by Fraunhofer which, as subsequently enhanced and improved, constitutes the iBioLaunch platform.

Following this initial engagement, we expanded our relationship with Fraunhofer to include additional and continuing research and development activities and we benefited from the establishment of numerous non-commercial arrangements among the Company, certain government entities, a non-governmental organization (which we refer to as a “NGO”) and Fraunhofer which allowed us to further advance the development of our technology platforms and select product candidates through indirect access to non-dilutive funding.

To evidence these expanded activities, at various times, we entered into additional agreements with Fraunhofer and periodically amended the TTA, including most recently a settlement agreement we entered into with Fraunhofer in September 2013 (the “Settlement Agreement”). The amendments to the TTA include a commitment by Fraunhofer to further develop exclusively for and transfer to us rights to proprietary technology and intellectual property rights in the fields defined in the agreements comprising principally plant-based human vaccines, human antibodies, and human therapeutic proteins and veterinary applications of plant-based influenza vaccines. Additionally the TTA provides that Fraunhofer will pay to us a royalty payment equal to 9% of all receipts, if any, realized by Fraunhofer from sales, licensing or commercialization of the intellectual property licensed from us.

Prior to the effective date of the Settlement Agreement, we were obligated to make non-refundable payments to Fraunhofer aggregating $10,000,000, in installments of $2,000,000 per year over a five year period commencing in November 2009 and expiring in November 2014, and Fraunhofer was required to expend an amount at least equal to the amounts payable by us for the purpose of engaging in services to further the development of our technology. In addition to the annual research service payments, we were required to make royalty payments to Fraunhofer equal to 1% of all receipts derived by us from sales of products utilizing our proprietary technology and 15% of all receipts derived by us from licensing our propriety technology to third parties for a period of fifteen years. Additionally, beginning in 2010 and continuing until 2024, the TTA provided that we remit minimum annual royalty payments to Fraunhofer in the amount of $200,000 (the “Minimum Annual Payment”).

The Settlement Agreement, which was intended to better align the mutual interests of iBio and Fraunhofer, has the following effects:

•	Our liabilities to Fraunhofer in the amount of approximately $2.9 million as of June 30, 2013 were released and terminated;

•	Our obligation under the TTA, prior to the Settlement Agreement, to make three $1 million payments to Fraunhofer in April 2013, November 2013, and April 2014 (“Guaranteed Annual Payments”) was terminated and replaced with an undertaking to engage Fraunhofer for at least $3 million in work requested and directed by iBio before December 31, 2015. We believed that our right to select and direct specific projects would improve the efficiency of our product development activities and that the extension of the period over which this commitment must be fulfilled would enhance our ability to manage our cash outflow;

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•	We terminated and released Fraunhofer from the obligation to make further financial contributions toward the enhancement, improvement and expansion of our technology in an amount at least equal to the Guaranteed Annual Payments, because we believed our technology development phase was completed and prospectively would be focusing on product development. In addition, we terminated and released Fraunhofer from the obligation to further reimburse us for certain past and future patent-related expenses;

•	Our obligation to remit to Fraunhofer minimum annual royalty payments in the amount of $200,000 was terminated. Instead we will be obligated to remit royalties to Fraunhofer only on technology license revenues that we actually receive and on revenues from actual sales by us of products derived from our technology until the later of November 2023 or until such time as the aggregate royalty payments total at least $4 million;

•	The rate at which we will be obligated to pay royalties to Fraunhofer on iBioLaunch and iBioModulator license revenues we receive was reduced from 15% to 10%; and

•	Any and all other claims of each party to any other amounts due at June 30, 2013 were mutually released.

Additionally, we and Fraunhofer entered into research and development service agreements with respect to two projects, specifically the further development of the recombinant form of C1 esterase inhibitor and additional development services in connection with the transfer of our technology related to facility design to Fiocruz. The technology transfer for facility design was completed for $97,767. The C-1 program was suspended after payment of $544,687.

Our relationship with Fraunhofer is the subject of current litigation initiated by iBio based on claims of Fraunhofer’s material and continuing breaches of their contracts with the Company, as described under “Legal Proceedings – Lawsuits”.

Alliance with GE Healthcare

In July 2012, we formed a global alliance with GE Healthcare (“GEHC”) to commercialize our plant-based technologies for the manufacture of biopharmaceuticals and vaccines. The alliance builds on the development and marketing agreement which we entered into with GEHC in 2010 and seeks to combine the iBioLaunch platform with GEHC’s capabilities in start-to-finish technologies for biopharmaceutical manufacturing. Under the terms of global alliance agreement, iBio will be the preferred provider of vaccine or therapeutic product manufacturing technology incorporating a plant based protein expression system, while GEHC will be the preferred provider of engineering services and bioprocess solutions, to any customers that may be interested in a bio-manufacturing facility incorporating a plant-based expression system. The global alliance agreement further specifies allocation of responsibilities for product development, process scale-up, facilities design and development, and technology transfer among iBio, Fraunhofer, and GEHC. Additionally, the global alliance agreement also sets forth the terms of a non-exclusive commercial license to iBio’s technology that we have agreed to offer to any customer referred to it by GEHC as a part of the global alliance.

In April 2013, together with GEHC, we announced that Fiocruz had committed to build and had recently contracted with GEHC for the design of new plant-based manufacturing facility that would use our iBioLaunch technology.

Although the Fiocruz project is proceeding, and was the subject of a recent visit of the Fiocruz team to the iBio CMO facility for discussions with senior iBio management, political and economic conditions in Brazil have affected the original schedule and may continue to affect the prospective schedule for development and completion.

Fiocruz Collaboration and License

In January 2011, we entered into collaboration and granted a commercial, royalty-bearing license to Fiocruz for the use of our proprietary technology in connection with the development, manufacture and commercialization by Fiocruz of certain vaccine products. Fiocruz, a unit of the Oswaldo Cruz Foundation, a central agency of the Ministry of Health of Brazil, is a leader in the production, development and commercialization in Latin America of vaccines, reagents and biopharmaceuticals. Additionally, Fiocruz, a certified World Health Organization provider to United Nations agencies, is a global leader in the manufacture of yellow fever vaccine. Fiocruz manufactures and exports yellow fever vaccine to over 60 countries. The World Health Organization has estimated that 200,000 unvaccinated people contract yellow fever each year, and approximately 30,000 die from the disease.

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Pursuant to the terms of the collaboration and license agreement among iBio, Fraunhofer and Fiocruz, Fiocruz has the right to develop and commercialize yellow fever vaccine derived from the use of our iBioLaunch technology in Latin America, the Caribbean and Africa. Fiocruz will fund development of this vaccine product and if successfully developed and commercialized, iBio will receive royalty payments from the sales of the product in those territories. iBio has retained the right, which is sublicenseable, to commercialize the product in all other territories subject to payment of a royalty back to Fiocruz. Additionally, Fiocruz has engaged iBio to perform certain research and development activities associated with the yellow fever vaccine project. Based upon the expertise possessed by Fraunhofer, we engaged Fraunhofer as a subcontractor to perform these research and development services.

In April 2013, Fiocruz committed to the design of a new plant-based multipurpose manufacturing facility in Brazil and anticipates construction of such facility in the next few years. This multipurpose facility is being designed in manner that will enable the incorporation and utilization of our iBioLaunch platform.

On June 12, 2014, Fiocruz, Fraunhofer and iBio executed an amendment to the Agreement (the “Amended Agreement”) which provides for revised research and development, work plans, reporting, objectives, estimated budget, and project billing process. The effect of the amendment resulted in a charge of approximately $1.007 million to general and administrative expenses for the noncollectibility of an accounts receivable from Fiocruz for revenues recorded for the year ended June 30, 2013 and a credit of approximately $1.007 million to research and development expenses and a corresponding adjustment to accounts payable relating to expenses accrued at June 30, 2013 owed to Fraunhofer.

For the year ended June 30, 2014, under the Amended Agreement, the Company recognized revenue of $205,000 for work performed for Fiocruz pursuant to the Amended Agreement by the Company’s subcontractor, Fraunhofer, and recognized research and development expenses of the same amount — $205,000 – due Fraunhofer for that work.

For the year ended June 30, 2015, under the Amended Agreement, the Company recognized revenue of $1,851,000 for work performed for Fiocruz pursuant to the Amended Agreement by the Company’s subcontractor, Fraunhofer, and recognized research and development expenses of the same amount — $1,851,000 - due Fraunhofer for that work.

For the year ended June 30, 2016, under the Amended Agreement, the Company recognized revenue of $758,000 for work performed for Fiocruz pursuant to the Amended Agreement by the Company’s subcontractor, Fraunhofer, and recognized research and development expenses of the same amount — $758,000 – due Fraunhofer for that work.

License and Collaboration with Caliber Biotherapeutics LLC

In February 2013, we entered into a license with Caliber Biotherapeutics LLC, a for-profit biotechnology company that is focused on the development and commercialization of therapeutic proteins. This license to Caliber is for use of the iBioLaunch platform in connection with the development of an undisclosed monoclonal antibody-based therapeutic protein for an oncology indication. Caliber will conduct and fund the development of the product candidate and if successfully developed and commercialized, iBio will receive royalties on the sale of such product and other revenues. Although the license is still valid, product development and other activities by Caliber have been suspended without a disclosed plan for resumption.

The 139,000 square foot Class A life sciences building located on approximately 21 acres in Bryan, Texas previously owned by Caliber Biotherapeutics LLC is now controlled by an affiliate of Eastern Capital Limited, a stockholder of the Company. Our subsidiary, iBio CMO LLC, has a 34-year sublease for the facility and began commercial operations at the facility in January 2016. iBio CMO operates on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

Research and Development

Our research and development activities are directed and led by our President and by our Chief Scientific Officer. Excepting such direction and management, we outsource all our research and development activities. Outsourcing our research and development work allows us to develop our product candidates, and thereby promote the value of such product candidates and our technology platforms for licensing and product development purposes, without bearing the full risk and expense of establishing and maintaining our own research and development staff and facilities.

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Fraunhofer was our principal research and development contractor and provided research and development services to us and our predecessor company from 2003 through 2014. As a part of our collaboration with Fraunhofer, we established a business structure that allowed us to enlarge and broaden the scope of applications of our platform technology and enhance the value of our retained commercial rights by leveraging certain funding received by Fraunhofer from governmental entities, NGOs and other similar organizations.

We achieved this result by granting licenses (a) to the government and NGO entities for not-for-profit applications of the intellectual property for which they have provided funding, and (b) to Fraunhofer for research purposes and applications in fields other than those retained by iBio or granted to the governmental entity or NGO. iBio retained ownership of the intellectual property and exclusive worldwide commercial rights in the fields of human health and veterinary influenza applications of the intellectual property. At this time, we are not pursuing development of such intellectual property in the field of veterinary influenza.

Through June 30, 2016, Fraunhofer has been awarded a total of approximately $33 million in grants from the Bill & Melinda Gates Foundation for development of product candidates based on the iBioLaunch platform and for research and development of vaccines against influenza, including H5N1 avian influenza, malaria and African sleeping sickness (trypanosomiasis). To facilitate the grant and continuing support by the Bill & Melinda Gates Foundation of the activities undertaken by Fraunhofer, we agreed to make our iBioLaunch platform available to various programs to complete development and provide “Global Access” to vaccines against influenza, rabies virus, malaria and trypanosomiasis, provided that if the Bill & Melinda Gates Foundation and Fraunhofer do not pursue such programs to completion, the subject rights revert to us. The term “Global Access” means access for people most in need within the developing world in low income and lower-middle-income countries, as identified by the World Bank. Because we have exclusive commercial rights to the technology and these products for human health applications, this grant and any further similar grants benefit us by enabling the enhancement of Fraunhofer to enhance our platform technology and expansion of the information about the technical performance of product candidates derived from our technology. We may decide to commercially license such technology to collaborators for advancement into human clinical evaluation and eventual commercial development.

DoD has also provided funding to Fraunhofer for advanced development of our technology platform and for preclinical and clinical studies of an anthrax-plague combination vaccine and for an H1N1 influenza vaccine project. Through June 30, 2015, Fraunhofer received funding and funding commitments for these projects totaling approximately $34 million. This funding is similarly beneficial to us because we have retained the commercial rights to any technology improvements resulting from those projects.

In December 2012, the National Institute of Allergy and Infectious Diseases, a part of the National Institutes of Health, awarded a contract to Fraunhofer, for the development of a new generation anthrax vaccine. Fraunhofer is developing this new generation vaccine using the iBioLaunch platform and the funding it receives pursuant to the National Institute of Allergy and Infectious Diseases. We expect funded work to advance our technology.

In summary, the advancement of our technology has indirectly benefited from the funding and funding commitments of research and development activities at Fraunhofer in recent years by U.S. government and non-governmental organizations in aggregate amounts exceeding $67 million.

Manufacturing

In addition to the platform and product development engagements, in 2006, we engaged Fraunhofer to create a prototype production module for products made through the use of the iBioLaunch platform. The purpose of this engagement was to attract grants for the improvement of the prototype to become a pilot plant and to demonstrate the ease and economy with which iBioLaunch-derived products could be manufactured in order to attract potential licensees and increase the value of our share of business arrangements entered into with entities. The prototype design, which encompassed the entire production process from seeding, pre-infiltration plant growth, infiltration of plants with agrobacteria, harvesting of plant tissue and purification of target proteins, was completed in May 2008. A pilot plant based upon this prototype funded substantially by DARPA was subsequently constructed by Fraunhofer at its facility in Newark, Delaware. The physical assets consisting of the pilot plant, and the equipment in it, are owned by Fraunhofer and have been validated for current Good Manufacturing Practices (“cGMP”) production, but all the proprietary intellectual property pertaining to those physical assets is property of iBio. We are not limited to the use of this facility. We have access to manufacturing facilities operated by our subsidiary iBio CMO, described below, and we also expect to contract with other third party providers for development, manufacturing, fill and finish services.

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In January 2016, we entered into a contract manufacturing joint venture operated through our subsidiary iBio CMO. iBio CMO operates on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services. We contributed to iBio CMO a royalty bearing license which grants iBio CMO a non-exclusive license to use our proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes.

On February 23, 2017, the Company entered into an exchange agreement with our joint venture partner in iBio CMO, pursuant to which the Company acquired substantially all of the interest in iBio CMO held by our joint venture partner in exchange for one share of the Company’s iBio CMO Preferred Tracking Stock, par value $0.001 per share. After giving effect to the transaction, the Company owns 99.99% of iBio CMO.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern, as sublandlord. The facility is a Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals and the facility and equipment in it are validated for cGMP production. iBio CMO has been granted a 34-year sublease for the facility. Commercial operations commenced in January 2016.

Proprietary iBio technologies have been used to advance development of certain products that have been commercially infeasible to develop with conventional technologies such as Chinese hamster ovary cell systems and microbial fermentation methods. They can be used to create and operate manufacturing facilities at substantially lower capital and operating costs. These include development and manufacture of both vaccine and therapeutic product candidates. iBio CMO plans to promote commercial collaborations with third parties on the basis of these technology advantages and to work with customers to achieve laboratory scale technical milestones that can form the basis of longer-term manufacturing business arrangements. iBio itself will be a client of iBio CMO for further IND advancement of its proprietary products beginning with IBIO-CFB03 for the treatment of a range of fibrotic diseases. iBio will work with iBio CMO on the production of IBIO-CFB03 for clinical trials and, with clinical success, for commercial launch.

Due to the lower capital and operating cost requirements for pharmaceutical production via iBio technology versus legacy methods, certain corporations and governments that have not already established manufacturing capacity for biologic products are client prospects for both development and for commercial technology transfer services to enable autonomous manufacturing in the market being served. For example, in Brazil, iBio has been collaborating with the Oswaldo Cruz Foundation (Fiocruz) to develop a recombinant yellow fever vaccine based on iBio technology. iBio’s contract with Fiocruz provides for commercial technology transfer services as the product candidates enters human clinical trials. Over time, iBio expects to work closely with iBio CMO to provide such technology transfer services for a variety of both commercial and government clients.

Intellectual Property

We exclusively control intellectual property developed at Fraunhofer for human health applications. We also exclusively control the veterinary field for plant-made influenza vaccines. In addition, we have an exclusive worldwide license agreement with the University of Pittsburgh covering U.S. and foreign patents and patent applications and related intellectual property owned by the University of Pittsburgh pertinent to the use of endostatin peptides for the treatment of fibrosis. Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and products and to preserve our trade secrets. Our policy is to seek to protect our proprietary rights, by among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology.

We currently own 21 U.S. patents and 49 international patents. We have an exclusive license to four U.S. patents and one application. Additionally, we have one U.S. and two international patent applications allowed, as well as three U.S. and 14 international applications pending. International patents and applications include numerous foreign countries including Australia, Brazil, Canada, China, Hong Kong, India, Korea, and several countries in Europe. We continue to prepare patent applications relating to our expanding technology in the U.S. and abroad.

The technology and products covered by our issued and pending patent applications is summarized below:

Technology and Product Patents (U.S.)

o	Virus-induced gene silencing in plants
o	Transient expression of foreign genes in plants

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o	Production of foreign nucleic acids and polypeptides in sprout systems
o	Production of pharmaceutically active proteins in sprouted seedlings
o	Systems and method for clonal expression in plants
o	Recombinant carrier molecule for expression, delivery and purification of target polypeptides
o	Influenza antigens, vaccine compositions, and related methods
o	Plague antigens, vaccine compositions, and related methods
o	Influenza therapeutic antibodies
o	Trypanosomiasis vaccine
o	Anthrax antigens, vaccine compositions, and related methods
o	Use of endostatin peptides for the treatment of fibrosis

Pending Technology Patent Applications (U.S. and International)

o	Virus-induced gene silencing in plants
o	Activation of transgenes in plants by viral vectors
o	Protein production in seedlings
o	Agroinfiltration of plants with launch vector
o	Transient expression of proteins in plants
o	Thermostable carrier molecule
o	Protein expression in clonal root cultures
o	Production of proteins in plants with launch vector
o	In vivo deglycosylation of recombinant proteins in plants

Pending Product Patent Applications (U.S. and International)

o	Antibodies
o	Influenza vaccines
o	Influenza therapeutic antibodies
o	Anthrax vaccines
o	Plague vaccines
o	HPV vaccines
o	Trypanosomiasis vaccine
o	Malaria vaccines
o	Endostatin fragments and variants for use in treating fibrosis

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Our commercial opportunities will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we or our collaborators may develop based on the use of our platform technology.

While we believe that the potential advantages of our technologies will enable us to compete effectively against other providers of technology for biologic product manufacturing, many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through arrangements with large and established companies, and this may reduce the value of our platform technologies for the purposes of establishing license agreements. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We expect to rely upon licensees, collaborators or customers for support in advancing certain of our drug candidates and intend to rely on additional work with our collaborators during our efforts to commercialize our product candidates. Our licensees, collaborators or customers may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Agreements with collaborators may not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Any of our drug candidates, therefore, may be subject to competition with a drug candidate under development by a customer.

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There are currently approved vaccines and therapies for many of the diseases and conditions addressed by the product candidates in our pipeline. There are also a number of companies working to develop new drugs and other therapies for diseases of commercial interest to us that are undergoing various stages of testing including clinical trials. The key competitive factors affecting the success of our platforms for commercial product candidates are likely to be efficacy, safety profile, price, and convenience.

Government Regulation and Product Approval

Regulation by governmental authorities in the U.S. and other countries is a significant factor in the development, manufacturing and marketing of pharmaceutical drugs and vaccines. All of the vaccine and therapeutic products developed from our platform technologies will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs and vaccines are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the U.S., various federal, and, in some cases, state statutes and regulations, also govern or impact the manufacturing, safety, labeling, storage, record-keeping and marketing of vaccines and pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations requires the expenditure of substantial resources. Regulatory approval, if and when obtained for any of our product candidates, may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved vaccines and drugs are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Before any product candidates with potential immunization or therapeutic value may be tested in human subjects, we must satisfy stringent government requirements for preclinical studies. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of the product candidate. “In vitro” refers to tests conducted with cells in culture and “in vivo” refers to tests conducted in animals. Preclinical testing results obtained from studies in several animal species, as well as data from in vitro studies, are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial clinical trials. In the case of vaccine candidates, animal immunogenicity and immune protection tests must establish a sound scientific basis to believe that the product candidate may be beneficial when administered to humans.

An IND becomes effective automatically 30 days after receipt by the FDA, unless the FDA raises concern or questions about the conduct of the clinical trials as outlined in the IND prior to that time. In such an event, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. For additional information on the most recent FDA regulations and guidance on vaccine and therapeutic product testing and approval, visit its website at http://www.fda.gov.

Any products we or a licensee manufactures or distributes under FDA approval are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current cGMPs, which are the standards the FDA requires be met during the manufacturing of drugs and biologic products, and which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

To the extent we conduct vaccine or therapeutic product development activities outside the United States, we will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our product candidates. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. The product testing and clinical trial requirements that must be met before a product candidate can be marketed are substantial, time-consuming, and require investments of millions of dollars per product candidate.

Property

Our corporate office is located in subleased space, leased on a month-to-month basis, at 600 Madison Avenue, New York, New York, and includes shared use of common facilities. In this space, we perform or maintain oversight of our administrative, clinical development, regulatory affairs and business development functions.

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iBio CMO’s operations take place in Bryan, Texas in a facility controlled by an affiliate of Eastern Capital Limited as sublandlord. The facility is a 139,000 square foot Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. iBio CMO has a 34-year sublease for the facility. The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Commercial operations commenced in January, 2016.

Employees

As of June 30, 2017, we had eight employees in iBio and eighteen employees in iBio CMO. Our employees are not represented by any union and are not the subject of a collective bargaining agreement. We consider our relations with our employees to be good. Since our business strategy is based on outsourcing some of our development and clinical trial work to third parties, we believe this staffing level will be sufficient to meet our needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONs

The following discussion of our financial condition and results of operations should be read together with our financial statements and the notes thereto and other information included elsewhere in this Registration Statement.

Forward-Looking Information and Factors That May Affect Future Results

The following discussion contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in the following discussion, other than statements that are purely historical, are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “potential,” “anticipates,” “plans,” or “intends” or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy. Forward-looking statements are based upon management’s present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future and are subject to known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those indicated in such forward-looking statements, including the risks and uncertainties set forth above in –“Risk Factors”. These risks and uncertainties should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. As such, no assurance can be given that the future results covered by the forward-looking statements will be achieved.

Overview

We are a biotechnology company focused on commercializing our proprietary technologies and product candidates and providing product development and manufacturing services to clients and collaborators. The Company’s technologies constitute a proprietary, transformative platform for development and production of biologics in hydroponically grown green plants.

Stated simply, iBio’s technologies harness the natural protein production capability that plants use to sustain their own growth, and direct it instead to produce proteins for a range of applications including for vaccines and biopharmaceuticals. The Company’s technologies can be used to produce a wide array of biologics and also to create and produce proprietary derivatives of preexisting products with improved properties. The Company has used its technologies and its collaborative relationships to demonstrate the applicability of its technologies to a diverse range of product candidates including products against fibrotic diseases, vaccines, enzyme replacements, monoclonal antibodies, and recombinant versions of marketed products that are currently derived from human blood plasma.

In addition to the broad array of biological products that can be produced with the Company’s technologies we believe our technologies offer other advantages that are not available with conventional manufacturing systems. These anticipated advantages may include reduced production time and lower operating costs. Further, we believe that the capital investment required to create facilities that will manufacture proteins using the Company’s technologies will be substantially less than the capital investment which would be required for the creation of similar capacity facilities utilizing conventional manufacturing methods dependent upon animal cells, bacterial fermenters and chicken eggs. Additionally, operating costs in a manufacturing facility using iBio’s platform are expected to be reduced significantly in comparison to conventional manufacturing processes due to the rapid nature of our production cycle and the elimination of the expenses associated with the operation and maintenance of bioreactors, fermenters, sterile liquid handling systems and other expensive equipment which is not required in connection with the use of the Company’s technologies.

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Among the Company’s proprietary technologies are the patented iBioLaunch technology, the patented iBioModulator technology, and additional newer and more advanced technologies. Bio-Manguinhos/Fiocruz, or Fiocruz, a unit of the Oswaldo Cruz Foundation, a central agency of the Ministry of Health of Brazil, is sponsoring the development an iBioLaunch-produced yellow fever vaccine to replace the vaccine it currently makes in chicken eggs for the populations of Brazil and more than 20 other nations. These advances are occurring subsequent to the demonstration of safety of iBioLaunch-produced vaccine candidates against each of the H1N1 “Swine” flu virus and the H5N1 avian flu virus in successfully completed Phase 1 clinical trials.

We developed our iBioModulator technology based on the use of a modified form of the cellulose degrading enzyme lichenase from Clostridium thermocellum, a thermophilic and anaerobic bacterium. iBioModulator enables an adjuvant component to be fused directly to preferred recombinant antigens to create a single protein for use in vaccine applications.

The iBioModulator platform has been shown to be applicable to a range of vaccine proteins and can significantly modify the immune response to a vaccine in two important ways. Animal efficacy studies have demonstrated that it can increase the strength of the initial immune response to a vaccine antigen (as measured by antibody titer) and also extend the duration of the immune response. These results suggest the possibility that use of the iBioModulator platform may lower vaccine antigen requirements and enable fewer doses to establish prolonged protective immunity.

In addition to technology developed for iBio pursuant to agreements with Fraunhofer U.S.A., Inc., iBio’s more recently developed technologies provide us with higher expression yields of certain proteins and increased efficiency in adapting gene sequences to achieve specific product objectives. In addition, we are developing improved, proprietary manufacturing processes that we expect to protect as trade secrets.

Our near-term focus is to realize two key objectives: (1) the establishment of additional business arrangements pursuant to which commercial, government and not-for-profit licensees will utilize the Company’s technologies in connection with the development and manufacturing of therapeutic proteins and vaccine products; and (2) the further development of select product candidates based upon or enhanced by our technology platforms. These objectives are the core components of our strategy to commercialize the proprietary technologies we have developed and validated.

Our strategy to engage in partnering and out-licensing of our technologies seeks to preserve the opportunity for iBio to share in the successful development and commercialization of product candidates by our licensees while enhancing our own capital and financial resources for development, alone or through commercial alliances with others, of high-potential product candidates based upon our technologies. In addition to financial resources we may receive in connection with the license of our technologies, we believe that successful development by third party licensees of iBio technology-enhanced product candidates will further validate our technologies, increase awareness of the advantages that may be realized by the use of such platforms and promote broader adoption of our technologies by additional third parties.

The advancement of iBio technology-enhanced product candidates is a key element of our strategy. We believe that selecting and developing products which individually have substantial commercial value and are representative of classes of pharmaceuticals that can be successfully produced using our technology platforms will allow us to maximize the near and longer term value of our technologies while exploiting individual product opportunities. To realize this result, we are currently internally advancing through preclinical IND enabling studies a proprietary recombinant protein we call IBIO-CFB03 for treatment of idiopathic pulmonary fibrosis, systemic sclerosis, and potentially other fibrotic diseases. To the extent that we anticipate the opportunity to realize additional value, we may elect to further the development of this or other product candidates through the early stages of clinical development before seeking to license the product candidate to other industry participants for late stage clinical development and if successful, commercialization.

On December 16, 2015, we formed iBio CMO LLC (“iBio CMO”), a Delaware limited liability corporation, to develop and manufacture plant-made pharmaceuticals. As of December 31, 2015, we owned 100% of iBio CMO. On January 13, 2016, we entered into a contract manufacturing joint venture with an affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company (the “Eastern Affiliate”). The Eastern Affiliate contributed $15 million in cash for a 30% interest in iBio CMO. We retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use our proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. We retained the exclusive right to grant product licenses to those who wish to sell or distribute products made using our technology.

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On February 23, 2017, we entered into an exchange agreement with the Eastern Affiliate, pursuant to which we acquired substantially all of the interest in iBio CMO held by the Eastern Affiliate in exchange for one share of our iBio CMO Preferred Tracking Stock, par value $0.001 per share. After giving effect to the transaction, we own 99.99% of iBio CMO.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern (the “Second Eastern Affiliate”) as sublandlord. The facility is a Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. The Second Affiliate granted iBio CMO a 34-year sublease for the facility. Commercial operations commenced in January 2016. iBio CMO operates on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

Proprietary iBio technologies have been used to advance development of certain products that have been commercially infeasible to develop with conventional technologies such as Chinese hamster ovary cell systems and microbial fermentation methods. They can be used to create and operate manufacturing facilities at substantially lower capital and operating costs. These include development and manufacture of both vaccine and therapeutic product candidates. iBio CMO plans to promote commercial collaborations with third parties on the basis of these technology advantages and to work with customers to achieve laboratory scale technical milestones that can form the basis of longer-term manufacturing business arrangements. iBio itself will be a client of iBio CMO for further IND advancement of its proprietary products beginning with IBIO-CFB03 for the treatment of a range of fibrotic diseases. iBio will work with iBio CMO on the production of IBIO-CFB03 for clinical trials and, with clinical success, for commercial launch.

Due to the lower capital and operating cost requirements for pharmaceutical production via iBio technology versus legacy methods, certain corporations and governments that have not already established manufacturing capacity for biologic products are client prospects for both development and for commercial technology transfer services to enable autonomous manufacturing in the market being served. For example, in Brazil, iBio has been collaborating with the Oswaldo Cruz Foundation (Fiocruz) to develop a recombinant yellow fever vaccine based on iBio technology. iBio’s contract with Fiocruz provides for commercial technology transfer services as the product candidates enters human clinical trials. Over time, iBio expects to work closely with iBio CMO to provide such technology transfer services for a variety of both commercial and government clients.

Results of Operations

Comparison of Three Months ended March 31, 2017 (“Fiscal 2017”) versus March 31, 2016 (“Fiscal 2016”)

Revenue

Gross revenue for Fiscal 2017 and Fiscal 2016 was approximately $37,000 and $379,000, respectively, a decrease of $342,000.

Revenue has been attributable to technology services provided to Bio-Manguinhos/Fiocruz (“Fiocruz”) in connection with the development by Fiocruz of a yellow fever vaccine using our iBioLaunch™ technology. To fulfill our obligations, we engaged Fraunhofer USA Inc. (“Fraunhofer”) as a subcontractor to perform the services required. During 2013, the Company, Fiocruz and Fraunhofer were awaiting approval by the Brazilian government of a contract amendment reflecting the agreed modifications to the work plan. During this waiting period, no revenues were recognized by the Company in connection with services provided to Fiocruz through the subcontract arrangement with Fraunhofer. In June 2014, the Company, Fiocruz and Fraunhofer amended their Collaboration and License Agreement reflecting the agreed modifications to the work plan and work was resumed by Fraunhofer for the Company to continue development of a yellow fever vaccine using the Company’s iBioLaunch ™ technology. In Fiscal 2017, revenue was lower due to changes in technology services performed pursuant to the agreement with Fiocruz.

Research and development expenses

Research and development expenses for Fiscal 2017 and Fiscal 2016 were $1,136,000 and $1,048,000, respectively, an increase of approximately $88,000. The increase was primarily related to the addition of iBio CMO operations for a full year offset by a decrease in contracted research expenses.

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General and administrative expenses

General and administrative expenses for Fiscal 2017 and Fiscal 2016 were $2,838,000 and $2,403,000, an increase of approximately $435,000. General and administrative expenses principally include officer and employee salaries and benefits, legal and accounting fees, insurance, consulting services, investor and public relations services, and other costs associated with being a publicly traded company. The increase was due to an increase in the expenses related to iBio CMO operations which commenced in December 2015 of approximately $690,000 net of a reduction of expenses incurred by iBio, Inc.

Other income (expense)

Other income (expense) for the three month period ended March 31, 2017 and 2016 was approximately ($469,000) and ($313,000), respectively.

As discussed above, iBio CMO’s operations take place in a facility in Bryan, Texas under a 34-year sublease. The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Such sublease is accounted for as a capital lease. In Fiscal 2017, other income (expense) included interest expense of $482,000 incurred under the capital lease and interest and royalty income of $13,000. Other income (expense) in Fiscal 2016 included interest expense of $323,000 incurred under the capital lease and interest and royalty income of $10,000.

Net loss attributable to noncontrolling interest

This represents the share of the loss in iBio CMO for the Eastern Affiliate for Fiscal 2017 and Fiscal 2016.

Results of Operations - Comparison of Nine Months ended March 31, 2017 (“Fiscal 2017”) versus March 31, 2016 (“Fiscal 2016”)

Revenue

Gross revenue for Fiscal 2017 and Fiscal 2016 was approximately $247,000 and $673,000, respectively, a decrease of $426,000.

Revenue has been attributable to technology services provided to Bio-Manguinhos/Fiocruz (“Fiocruz”) in connection with the development by Fiocruz of a yellow fever vaccine using our iBioLaunch™ technology. To fulfill our obligations, we engaged Fraunhofer USA Inc. (“Fraunhofer”) as a subcontractor to perform the services required. During 2013, the Company, Fiocruz and Fraunhofer were awaiting approval by the Brazilian government of a contract amendment reflecting the agreed modifications to the work plan. During this waiting period, no revenues were recognized by the Company in connection with services provided to Fiocruz through the subcontract arrangement with Fraunhofer. In June 2014, the Company, Fiocruz and Fraunhofer amended their Collaboration and License Agreement reflecting the agreed modifications to the work plan and work was resumed by Fraunhofer for the Company to continue development of a yellow fever vaccine using the Company’s iBioLaunch ™ technology. In Fiscal 2017, revenue was lower due to changes in technology services performed pursuant to the agreement with Fiocruz.

Research and development expenses

Research and development expenses for Fiscal 2017 and Fiscal 2016 were $3,004,000 and $2,303,000, respectively, an increase of approximately $701,000. The increase was primarily related to the addition of iBio CMO operations net of the decrease in contracted research expenses.

General and administrative expenses

General and administrative expenses for Fiscal 2017 were approximately $7,658,000, as compared to approximately $5,509,000 for Fiscal 2016, an increase of approximately $2,149,000. General and administrative expenses principally include officer and employee salaries and benefits, legal and accounting fees, insurance, consulting services, investor and public relations services, and other costs associated with being a publicly traded company. The increase was due to an increase in the expenses related to iBio CMO operations which commenced in December 2015 of approximately $2,834,000 net of a reduction of expenses incurred by iBio, Inc.

Other income (expense)

Other income (expense) for Fiscal 2017 and Fiscal 2016 was approximately ($1,394,000) and ($297,000), respectively.

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As discussed above, iBio CMO’s operations take place in a facility in Bryan, Texas under a 34-year sublease. The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Such sublease is accounted for as a capital lease. In Fiscal 2017, other income (expense) included interest expense of $1,447,000 incurred under the capital lease and interest and royalty income of $53,000. Other income (expense) in Fiscal 2016 included interest expense of $323,000 incurred under the capital lease and interest and royalty income of $26,000.

Net loss attributable to noncontrolling interest

This represents the share of the loss in iBio CMO for the Eastern Affiliate for Fiscal 2017 and Fiscal 2016.

Results of Operations - Comparison of Years ended June 30, 2016 (“2016”) versus June 30, 2015 (“2015”)

Revenue

Gross revenue for 2016 and 2015 was approximately $.95 million and $1.85 million, respectively, a decrease of $.9 million.

Revenue has been primarily attributable to technology services provided to Bio-Manguinhos/Fiocruz (“Fiocruz”) in connection with the development by Fiocruz of a yellow fever vaccine using our iBioLaunch™ technology. To fulfill our obligations, we engaged Fraunhofer USA Inc. (“Fraunhofer”) as a subcontractor to perform the services required. During 2013, the Company, Fiocruz and Fraunhofer were awaiting approval by the Brazilian government of a contract amendment reflecting a new work plan. During this waiting period, no revenues were recognized by the Company in connection with services provided to Fiocruz through the subcontract arrangement with Fraunhofer. In June 2014, the Company, Fiocruz and Fraunhofer amended their Collaboration and License Agreement reflecting the new work plan and work was resumed by Fraunhofer for the Company to continue development of a yellow fever vaccine using the Company’s iBioLaunch™ technology. In 2016, revenue was lower due to laboratory tasks performed pursuant to the agreement with Fiocruz nearing completion, in some cases being completed and, therefore, requiring less total work than previously necessary.

Research and Development Expenses

Research and development expenses for 2016 and 2015 were approximately $3.2 million and $3.5 million, respectively, a decrease of $.3 million. Research and development expenses in 2015 include a reconciliation for services rendered prior to October 1, 2014. In 2016, expenses were increased to reflect the addition of iBio CMO operations and decreased due to changes in the laboratory work with Fiocruz for a net decrease of $.3 million.

General and Administrative Expenses

General and administrative expenses for 2016 and 2015 were approximately $7.7 million and $5.0 million, respectively, an increase of $2.7 million. General and administrative expenses principally include officer and employee salaries and benefits, legal and accounting fees, insurance, consulting services, investor and public relations services, and other costs associated with being a publicly traded company. The increase was primarily due to the expenses related to iBio CMO operations which commenced in December 2015 of approximately $3.0 million.

Other Income (Expense)

Other income (expense) for 2016 and 2015 was approximately ($764,000) and $41,000, respectively.

As discussed above, iBio CMO’s operations take place in a facility in Bryan, Texas under a 34-year sublease. The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Such sublease is accounted for as a capital lease. In 2016, other income (expense) included interest expense of $807,000 incurred under the capital lease and interest and royalty income of $43,000. Other income in 2015 consisted of interest and royalty income.

Net loss attributable to noncontrolling interest

This represents the share of the loss in iBio CMO for the Eastern Affiliate for the year ended June 30, 2016.

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Liquidity and Capital Resources

As of March 31, 2017, we had cash of $12.4 million as compared to $23.0 million as of June 30, 2016. Cash at June 30, 2016 included the remaining proceeds received from stock purchase agreements from Eastern and the contribution for the formation of iBio CMO of $15 million.

As of June 30, 2016, we had cash of $23.0 million as compared to $9.5 million as of June 30, 2015. The increase in cash was primarily attributable to proceeds received from stock purchase agreements from Eastern and a contribution for the formation of iBio CMO.

Net Cash Used in Operating Activities

Operating activities used $9.4 million in cash for Fiscal 2017 to fund the loss for the period.

Operating activities used $8.1 million in cash in 2016 to fund the loss for the period.

Net Cash Used in Investing Activities

In Fiscal 2017, net cash used in investing activities was approximately $1,068,000. Cash used in investing activities was attributable to additions to intangible assets of $259,000 and fixed assets primarily for iBio CMO of $809,000.

In 2016, net cash used in investing activities was approximately $68,000 for additions to fixed assets.

Net Cash Provided by Financing Activities

In Fiscal 2017, net cash used in financing activities was $126,000, which represented payments of the capital lease obligation.

In 2016, net cash provided by financing activities was approximately $21.7 million. The Company received approximately $7.2 million from Eastern from the sale of common stock and the exercise of warrants and $15 million from a capital contribution for the formation of iBio CMO, offset by payments of $565,000 under the capital lease obligation.

Funding Requirements

We have incurred significant losses and negative cash flows from operations since our spin-off from Integrated BioPharma, Inc. in August 2008. As of March 31, 2017, our accumulated deficit was approximately $67.8 million, and we used approximately $9.4 million of cash for operating activities for Fiscal 2017. As of March 31, 2017, cash on hand is approximately $12.4 million.

We plan to fund our future business operations using cash on hand, through proceeds from the sale of additional equity or other securities, including sales of common stock to Lincoln Park Capital pursuant to the common stock purchase agreement entered into on July 24, 2017, and through proceeds realized in connection with license and collaboration arrangements and the operation of our subsidiary, iBio CMO. We cannot be certain that such funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. If the Company is unable to raise funds when required or on favorable terms, this assumption may no longer be operative, and the Company may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of its proprietary technologies; b) seek collaborators for its technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that it would otherwise seek to develop or commercialize; or d) possibly cease operations.

On November 20, 2014, we filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act, which was declared effective by the Securities and Exchange Commission on December 2, 2014. This registration statement allows us, from time to time, to offer and sell shares of common stock, shares of preferred stock, debt securities, units comprised of shares of common stock, preferred stock, debt securities and warrants in any combination, and warrants to purchase common stock, preferred stock, debt securities and/or units, up to a maximum aggregate amount of $100 million of such securities. We currently have no firm agreements with any third parties for the sale of our securities pursuant to this registration statement. We cannot be certain that funding will be available on favorable terms or available at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. If we are unable to raise funds when required or on favorable terms, we may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of our proprietary technologies; b) seek collaborators for our technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that we would otherwise seek to develop or commercialize; or d) possibly cease operations.

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On January 13, 2016, the Company entered into a contract manufacturing joint venture with an affiliate (the “Eastern Affiliate”) of Eastern Capital Limited (“Eastern”), a stockholder of the Company. The Eastern Affiliate contributed $15 million in cash for a 30% interest in the Company’s subsidiary iBio CMO LLC (“iBio CMO”). The Company retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use the Company’s proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. On January 13, 2016, the Company also entered into share purchase agreements with Eastern pursuant to which Eastern agreed to purchase 10 million shares of the Company’s common stock at $0.622 per share. The closing for the sale of 3,500,000 of such shares occurred on January 25, 2016. The closing for the remaining 6,500,000 shares occurred in April 2016. In addition, Eastern agreed to exercise warrants it previously acquired to purchase 1,784,000 shares of the Company’s common stock at $0.53 per share. As of the date of the filing of this report, iBio CMO has received $15 million for the capitalization of iBio CMO and the Company has received approximately $7.2 million from Eastern for the acquisition of 10 million shares of common stock and the exercise of the warrants. Prior to the issuance of the shares of common stock pursuant to the purchase agreements with Eastern, Eastern beneficially owned approximately 30% of the Company’s common stock, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, filed with the SEC on October 13, 2015, calculated in accordance with the SEC’s beneficial ownership rules. As of the closing of the purchase agreements with Eastern and the simultaneous exercise by Eastern of its warrants to purchase iBio common stock, Eastern beneficially owned approximately 38% of the Company’s outstanding shares of common stock. See Note 9 in the consolidated financial statements for a further description of the transactions.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPEs), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually limited purposes. As of March 31, 2017 and June 30, 2016, we were not involved in any SPE transactions.

Critical Accounting Policies and Estimates

A critical accounting policy is one that is both important to the portrayal of a company’s financial condition and results of operations and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All applicable U.S. GAAP accounting standards effective as of March 31, 2017 have been taken into consideration in preparing the unaudited interim financial statements contained in this registration statement and all applicable U.S. GAAP accounting standards effective as of June 30, 2016 have been taken into consideration in preparing the audited financial statements contained in this registration statement. The preparation of financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our financial statements.

The preparation of the financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our financial statements:

•	Valuation of intellectual property;

•	Legal and contractual contingencies;

•	Research and development expenses; and

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•	Share-based compensation expenses.

We base our estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that we believe are necessary to form a basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an on-going basis and make changes when necessary. Actual results could differ from our estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Deferred revenue represents billings to a customer to whom the services have not yet been provided.

The Company’s contract revenue consists primarily of amounts earned under contracts with third-party customers and reimbursed expenses under such contracts. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting. Allocation of revenue to individual elements that qualify for separate accounting is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement. If separate selling prices are not available, the Company will use its best estimate of such selling prices, consistent with the overall pricing strategy and after consideration of relevant market factors.

The Company generates (or may generate in the future) contract revenue under the following types of contracts:

Fixed-Fee

Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts after projects are completed, delivery is made and title transfers to the customer, and collection is reasonably assured.

Time and Materials

Under a time and materials contract, the Company charges customers an hourly rate plus reimbursement for other project specific costs. The Company recognizes revenue for time and material contracts based on the number of hours devoted to the project multiplied by the customer’s billing rate plus other project specific costs incurred.

Grant Income

Grants are recognized as income when all conditions of such grants are fulfilled or there is a reasonable assurance that they will be fulfilled. Grant income is classified as a reduction of research and development expenses.

Fixed Assets

Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Assets held under the terms of capital leases are included in fixed assets and are depreciated on a straight-line basis over the shorter of terms of the leases or the economic lives of the assets.

Intangible Assets

The Company accounts for intangible assets at their historical cost and records amortization utilizing the straight-line method based upon their estimated useful lives. Patents are amortized over a period of ten years and other intellectual property is amortized over a period from 16 to 23 years. The Company reviews the carrying value of its intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of such assets may not be fully recoverable. Evaluating for impairment requires judgment, and recoverability is assessed by comparing the projected undiscounted net cash flows of the assets over the remaining useful life to the carrying amount. Impairments, if any, are based on the excess of the carrying amount over the fair value of the assets.

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Research and Development Costs

All research and development costs are expensed as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

Share-based Compensation

The Company recognizes the cost of all share-based payment transactions at fair value. Compensation cost, measured by the fair value of the equity instruments issued, adjusted for estimated forfeitures, is recognized in the financial statements as the respective awards are earned over the performance period. The Company uses historical data to estimate forfeiture rates.

The impact that share-based payment awards will have on the Company’s results of operations is a function of the number of shares awarded, the trading price of the Company’s stock at the date of grant or modification, and the vesting schedule. Furthermore, the application of the Black-Scholes option pricing model employs weighted-average assumptions for expected volatility of the Company’s stock, expected term until exercise of the options, the risk-free interest rate, and dividends, if any, to determine fair value. Expected volatility is based on historical volatility of the Company’s common stock; the expected term until exercise represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company’s historical exercise patterns; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has not paid any dividends since its inception and does not anticipate paying any dividends for the foreseeable future, so the dividend yield is assumed to be zero.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing and as described in the following paragraphs, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2017 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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MANAGEMENT

The following table sets forth the names and ages of our directors and our executive officers:

Name	Age	Position Held With Us
Robert B. Kay	77	Executive Chairman and Chief Executive Officer
Robert L. Erwin	63	President
James P. Mullaney	46	Chief Financial Officer
Terence Ryan, Ph.D.	62	Chief Scientific Officer
General James T. Hill (ret.)	70	Director
Glenn Chang	69	Director
John D. McKey, Jr.	73	Director
Philip K. Russell, M.D.	85	Director
Seymour Flug	81	Director
Arthur Y. Elliott, Ph.D.	81	Director

The following are brief biographies of each director and executive officer:

Robert B. Kay has served as our Executive Chairman and Chief Executive Officer since we became a publicly traded company in August 2008. Previously, Mr. Kay was a founder and senior partner of the New York law firm of Kay Collyer & Boose LLP, with a particular focus on mergers and acquisitions and joint ventures. Mr. Kay received his B.A. from Cornell University’s College of Arts & Sciences and his J.D. from New York University Law School.

Robert L. Erwin has been our President since we became a publicly traded company in August 2008. Mr. Erwin led Large Scale Biology Corporation from its founding in 1988 through 2003, including a successful initial public offering in 2000, and continued as non-executive Chairman until 2006. He served as Chairman of Icon Genetics AG from 1999 until its acquisition by a subsidiary of Bayer AG in 2006. Mr. Erwin recently served as Managing Director of Bio-Strategic Directors LLC, providing consulting services to the life sciences industry. He is currently Chairman of Novici Biotech, a private biotechnology company and a Director of Oryn Therapeutics. Mr. Erwin’s non-profit work focuses on applying scientific advances to clinical medicine, especially in the field of oncology. He is co-founder, President and Director of the Marti Nelson Cancer Foundation, Oncology. Mr. Erwin received his BS degree with Honors in Zoology and an MS degree in Genetics from Louisiana State University.

James P. Mullaney has served as our Chief Financial Officer since March 2017. Mr. Mullaney served as Corporate Controller at Citihub Inc., a global, independent IT advisory firm, from September 2011 to February 2017. He is a Certified Public Accountant.

Terence E. Ryan, Ph.D. has been our chief scientific officer since March 2012, and prior to that served as senior vice president since joining the Company in July 2010. Dr. Ryan previously served as assistant vice president, Systems Biology at Wyeth Pharmaceuticals (later Pfizer, Inc.) from 2007 to 2010, and director of Integrative Biology at GlaxoSmithKline from 2003 to 2007. He has also been director, Cell Biology at Celera Genomics from 2000 to 2003 and associate director of Cell Technologies and Protein Sciences at Regeneron Pharmaceuticals, Inc. Dr. Ryan received his A.B. in Biology from Princeton University, his M.S. and Ph.D. in Microbiology from Rutgers University and was a post-doctoral fellow in Molecular Virology at the University of Wisconsin.

General (Ret.) James T. Hill has been a director since we became a publicly traded company in August 2008. General Hill was the Commander of the 4-Star United States Southern Command, reporting directly to the President and Secretary of Defense at the time of his retirement from active duty. As such he led all U.S. military forces and operations in Central America, South America and the Caribbean, worked directly with U.S. Ambassadors, foreign heads of state, key Washington decision-makers, foreign senior military and civilian leaders, developing and executing United States policy. His responsibilities included management, development and execution of plans and policy within the organization including programming, communications, manpower, operations, logistics and intelligence. General Hill’s experience of implementing plans and policies within diverse geographic regions and his insights regarding the conduct of business affairs in Central and South America is a key resource for us.

Glenn Chang has been a director since we became a publicly traded company in August 2008. Since February 2014, Mr. Chang serves as the Chief Financial Officer of Singer Vehicle Design, a private company in the business of automotive design and restoration. Mr. Chang served as the Chief Financial Officer of Alma Bank, a New York headquartered bank with over $900 million of assets and 13 branches in the New York City Metropolitan area since late 2012. Before joining Alma, from 1999 to 2012, Mr. Chang served as a founder, Director, Chief Financial Officer and consultant to First American International Bank which is the largest locally owned Chinese American Bank. Prior to that he spent 20 years at Citibank, N.A as Vice President. Mr. Chang is a Certified Public Accountant. Mr. Chang’s extensive executive and financial leadership in his current and former positions and his training and experience as a Certified Public Accountant adds vital expertise to our board of directors and our Audit Committee in the form of financial understanding, business perspective and audit expertise. Mr. Chang is qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

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John D. McKey, Jr. has been a director since we became a publicly traded company in August 2008. Since 2003, Mr. McKey has served as of counsel at McCarthy, Summers, Bobko, Wood, Sawyer & Perry, P.A. in Stuart, Florida, and previously was a partner from 1987 through 2003. From 1977 to 1987, Mr. McKey was a partner at Gunster Yoakley in Palm Beach, Florida. Mr. McKey received his B.B.A at the University of Georgia and his J.D. from the University of Florida College Of Law. Mr. McKey’s extensive experience representing private and public companies operating in varied business sectors brings our board insights and acumen to best corporate practices and implementation of strategic and financial plans.

Philip K. Russell, M.D. has been a director since March 2010. Major General (retired.) Russell served in the U.S. Army Medical Corps from 1959 to 1990, pursuing a career in infectious disease and tropical medicine research. Following his military service, Dr. Russell joined the faculty of Johns Hopkins University’s School of Hygiene and Public Health and worked closely with the World Health Organization as special advisor to the Children’s Vaccine Initiative. He was founding board member of the International AIDS Vaccine Initiative, and is an advisor to the Bill & Melinda Gates Foundation. He has served on numerous advisory boards of national and international agencies, including the Centers for Disease Control (“CDC”), the National Institutes of Health (“NIH”) and the Institute of Medicine. Dr. Russell is a past Chairman of the Albert B. Sabin Vaccine Institute. Dr. Russell’s extensive experience and expertise in the field of infectious diseases and his association with leading governmental and not-for-profit entities engaged in pioneering work throughout the world provides us with invaluable insights into priorities for these entities and business development opportunities for us.

Seymour Flug has been a director since December 2012. Prior to retiring, Mr. Flug was Chairman of the Board and CEO of Diners Club International and a Managing Director of Citibank. Prior to joining Citibank, Mr Flug served as Senior Vice President of Hess Oil Company. Mr. Flug began his career as Certified Public Accountant at Deloitte & Touche, a predecessor to the firm now known as Deloitte. Mr. Flug received his B.B.A from Baruch College. Mr. Flug’s experience leading a multinational company and his experience as a certified public accountant allow him to offer us unique perspectives on global business opportunities, best business practices and additional audit expertise. Mr. Flug is qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

Arthur Y. Elliott, Ph.D. has been a director since October 2010. Dr. Elliott serves as a member of the American Association for Advancement of Science, American Society for Microbiology, and American Tissue Culture Association. Prior to retiring, Dr. Elliott spent 16 years with Merck & Co., serving ultimately as Executive Director of Biological Operations, Merck Manufacturing Division, responsible for the bulk manufacture, testing, release and registration of all biological products sold. Dr. Elliott also directed the manufacturing, process development, and other operations of North American Vaccine, Inc. for six years, and most recently served as consultant to Aventis (Sanofi Pasteur) Pharmaceutical Corporation in its design and implementation of new, highly automated manufacturing facilities for influenza vaccines. Dr. Elliott has served with the United States Department of Health and Human Services (“HHS”) in the Avian Influenza Pandemic Preparedness Program in Washington, D.C. as Senior Program Manager for the Antigen Sparing Project since 2006. The program involves the cooperation of three pharmaceutical companies and four government groups (NIH, CDC, United States Food and Drug Administration, and HHS). While at Merck, he worked closely with both Merck Research Laboratories and the Merck Vaccine Division to forecast the timely transfer of technology for new and improved products from the research laboratories through the manufacturing area and into the marketing division for sales introductions. He has served as a biological consultant to the World Health Organization, NIH and The Bill & Melinda Gates Foundation. Dr. Elliott holds a Ph.D. in Virology from Purdue University, and an M.S. in Microbiology and a B.A. in Biology from North Texas State University. Dr. Elliot’s extensive experience and expertise with the manufacture of vaccines and therapeutics is particularly relevant to our business and our efforts to manufacture such products which in a key component of our business.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our principal executive officer, principal financial officer and our two other most highly compensated executive officers who were serving as executive officers at June 30, 2017, the end of our last completed fiscal year. We refer to the executive officers identified in this table as our “named executive officers”.

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Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards (1)	Total
Robert B. Kay	2017	$310,732	0	107,085	417,817
Executive Chairman	2016	310,732	0	470,495	781,227

James P. Mullaney (2)	2017	66,667	20,000	52,966	139,633
Chief Financial Officer	2016	0	0	0	0

Mark Giannone(3)	2017	112,500	0	0	112,500
Former Chief Financial Officer	2016	99,000	0	94,099	193,099

Robert Erwin	2017	230,0000	0	107,085	337,085
President	2016	230,000	0	470,495	700,495

Terence E. Ryan, Ph.D.	2017	200,000	0	0	200,000
Chief Scientific Officer	2016	200,000	0	62,733	262,733

(1)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC 718.

(2)	James P. Mullaney was appointed as the Company’s Chief Financial Officer on March 1, 2017.

(3)	Mr. Giannone’s employment ended March 1, 2017.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding unexercised stock options held by our named executive officers as of June 30, 2017.

Name	Unexercised Options	Exercise Price	Expiration Date	Market Value (1)
Robert Kay (2)	250,000	$0.20	2/13/19	$47,500
Robert Kay (2)	250,000	$0.66	8/10/19	$-
Robert Kay (2)	300,000	$1.73	8/16/20	$-
Robert Kay (3)	500,000	$3.07	12/30/20	$-
Robert Kay (3)	500,000	$3.07	12/30/20	$-
Robert Kay (4)	300,000	$1.96	10/21/21	$-
Robert Kay (4)	300,000	$1.10	7/24/22	$-
Robert Kay (4)	300,000	$0.50	7/16/23	$-
Robert Kay (5)	600,000	$1.00	9/5/24	$-
Robert Kay (5)	750,000	$1.72	9/4/25	$-
Robert Kay (5)	300,000	$0.40	5/1/27	-
Robert Erwin (2)	250,000	$0.20	2/13/19	$47,500
Robert Erwin (2)	250,000	$0.66	8/10/19	$-
Robert Erwin (2)	300,000	$1.73	8/16/20	$-
Robert Erwin (4)	300,000	$1.96	10/21/21	$-
Robert Erwin (4)	300,000	$1.10	7/24/22	$-
Robert Erwin (4)	300,000	$0.50	7/16/23	$-
Robert Erwin (5)	600,000	$1.00	9/5/24	$-
Robert Erwin (5)	750,000	$1.72	9/4/25	$-
Robert Erwin (5)	300,000	$0.40	5/1/27	-
Terence Ryan (6)	100,000	$1.38	7/14/20	$-
Terence Ryan (6)	100,000	$1.96	10/21/21	$-
Terence Ryan (5)	100,000	$1.72	9/4/25	$-
Mark Giannone (5)	100,000	$0.58	1/24/24	$-
Mark Giannone (5)	50,000	$0.49	9/5/24	$-
Mark Giannone (5)	150,000	$1.72	9/4/25	$-
James Mullaney (5)	150,000	$0.40	3/1/27	-

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(1)	The market value for each award is based upon the closing stock price of $0.39 per share of common stock on June 30, 2017, less the exercise price of the option.

(2)	Options vested in five equal annual installments on the anniversary date of grant. Options fully vested as of June 30, 2017.

(3)	Options vested on the vesting commencement date of the grant. Options fully vested as of June 30, 2016.

(4)	Options vest in five equal annual installments on the anniversary date of grant.

(5)	Options vest in three equal annual installments on the anniversary date of grant.

(6)	Options vested in three equal annual installments on the anniversary date of grant. Options fully vested as of June 30, 2017.

Employment Agreements

The Company and its Chief Financial Officer, James P. Mullaney, entered into an employment offer letter, dated December 30, 2016. Pursuant to the offer letter, Mr. Mullaney was offered an initial annual base salary of $200,000, which was increased to $240,000 in July 2017. He also received a sign-on bonus of $20,000. He is entitled to participate as a member of senior management in any plan adjusting senior management compensation that may be adopted by the Company, based on goals and objectives agreed, and on a formula approved by, the Company’s Board of Directors. In addition, pursuant to the offer letter, Mr. Mullaney was awarded an initial option to purchase 150,000 shares of the Company’s common stock. The option vests annually over three years. Mr. Mullaney is employed on an at-will basis.

As of June 30, 2017, we did not have any other employment contracts or other similar agreements or arrangements with any of our named executive officers.

Equity Incentive Plan

On August 12, 2008, the Company adopted the iBioPharma 2008 Omnibus Equity Incentive Plan (the “Plan”) for employees, officers, directors and external service providers. In December 2013 our stockholders approved an amendment to the Plan to increase the number of shares of our common stock authorized for issuance thereunder from 10 million shares to 15 million shares. Under the provisions of the Plan, the Company may grant options to purchase stock and/or make awards of restricted stock up to an aggregate amount of 15 million shares. Stock options granted under the Plan may be either incentive stock options (as defined by Section 422 of the internal Revenue Code of 1986, as amended) or non-qualified stock options at the discretion of the board of directors. Vesting of awards occurs ratably on the anniversary of the grant date over the service period as determined at the time of grant.

DIRECTOR COMPENSATION

Compensation for our non-employee directors has historically consisted of a grant of stock options vesting over a three-year period and additional cash compensation. We do not have a fixed policy with respect to this compensation, but the compensation is generally equal for each non-employee director except in cases where a director assumes additional responsibilities above and beyond standard board service. Directors who are also our employees receive no additional compensation for their services as directors.

Director Compensation Table

The following table sets forth summary information concerning the total compensation paid to our non-employee directors for services to the Company during the fiscal year ended June 30, 2017:

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)	Total
General James T. Hill	$27,496	$60,000	$87,496
Glenn Chang	15,000	60,000	75,000
John D. McKey	15,000	60,000	75,000
Philip K. Russell, M.D.	15,000	60,000	75,000
Arthur Elliot	15,000	60,000	75,000
Seymour Flug	15,000	60,000	75,000
	102,496	360,000	462,496

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(1)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC 718.

(2)	The aggregate number of stock options outstanding for each non-employee director was as follows: Gen. Hill 550,000, Mr. Chang 650,000, Mr. McKey 650,000, Dr. Russell 460,000, Dr. Elliott 460,000, and Mr. Flug 340,000.

CORPORATE GOVERNANCE

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has constituted audit, compensation and nominating committees.

Nominating Committee and Nomination Process

The Nominating Committee was formed to address general governance and policy oversight; succession planning; to identify qualified individuals to become prospective board members and make recommendations regarding nominations for our board of directors; to advise the board with respect to appropriate composition of board committees; to advise the board about and develop and recommend to the board appropriate corporate governance documents and assist the board in implementing guidelines; to oversee the annual evaluation of the board and our chief executive officer, and to perform such other functions as the board may assign to the committee from time to time. The Nominating Committee has a charter which is available on our website at www.ibioinc.com. The Nominating Committee consists of three independent directors: Arthur Y. Elliott, Ph.D., (Nominating Committee Chairman), Glenn Chang and General James T. Hill.

Our directors take a critical role in guiding our strategic direction and oversee the management of our company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of our stockholders and personal integrity and judgment. In addition, directors must have time available to devote to board activities and to enhance their knowledge of the life sciences industry. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities.

Our board of directors believes given the diverse skills and experience required to grow our company that the input of all members of the Nominating Committee is important for considering the qualifications of individuals to serve as directors but does not have a diversity policy. Further, the Nominating Committee believes that the minimum qualifications for serving as our director are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the board’s oversight of our business and affairs of and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. Whenever a new seat or a vacated seat on the board is being filled, candidates that appear to best fit the needs of the board and our company are identified and unless such individuals are well known to the board, they are interviewed and further evaluated by the Nominating Committee. Candidates selected by the Nominating Committee are then recommended to the full board for their nomination to stockholders. The Nominating Committee recommends a slate of directors for election at the annual meeting. In accordance with NYSE American rules, the slate of nominees is approved by a majority of the independent directors.

In carrying out its responsibilities, our board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of our First Amended and Restated Bylaws. Suggestions for candidates to be evaluated by the Nominating Committee must be sent to Secretary, iBio, Inc. 600 Madison Avenue, Suite 1601, New York, NY 10022.

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Audit Committee

The Audit Committee of the board of directors makes recommendations regarding the retention of the independent registered public accounting firm, reviews the scope of the annual audit undertaken by our independent registered public accounting firm and the progress and results of their work, reviews our financial statements, and oversees the internal controls over financial reporting and corporate programs to ensure compliance with applicable laws and regulations. The Audit Committee reviews all services performed for us by the independent registered public accounting firm and determines whether they are compatible with maintaining the registered public accounting firm's independence. The Audit Committee has a charter, which is reviewed annually and as may be required due to changes in industry accounting practices or the promulgation of new rules or guidance documents. The Audit Committee charter is available on our website at www.ibioinc.com. The Audit Committee consists of two independent directors as determined by NYSE American listing standards: Glenn Chang (Audit Committee Chairman) and Seymour Flug. Mr. Chang and Mr. Flug are each qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

Compensation Committee

The Compensation Committee of the Board of Directors reviews and approves executive compensation policies and practices, reviews salaries and bonuses for our senior executive officers, administers our equity incentive plan and other benefit plans, and considers other matters as may, from time to time, be referred to them by our board of directors. The Compensation Committee has a charter which is available on our website at www.ibioinc.com. The members of the Compensation Committee are General James T. Hill (Compensation Committee Chairman), Arthur Y. Elliott, Ph.D. and Philip K. Russell, M.D.

Board Leadership Structure and Role in Risk Oversight

Our chief executive officer also serves as the executive chairman of our board of directors. We do not have a lead independent director. Our executive chairman, when present, presides over all meetings of our board. We believe this leadership structure is appropriate for our Company at this time because (1) of our size, (2) of the size of our bard, (3) our chief executive officer is responsible for our day-to-day operation and implementing our strategy, and (4) discussion of developments in our business and financial condition and results of operations are important parts of the discussion at meetings of our board of directors and it makes sense for our chief executive officer to chair those discussions.

Our board of directors oversees our risk management. This oversight is administered primarily through the following:

•	Our board’s review and approval of our business strategy, including the projected opportunities and challenges facing our business;

•	At least quarterly review of our business developments and financial results;

•	Our Audit Committee’s oversight of our internal controls over financial reporting and its discussions with management and the independent registered public accountants regarding the quality and adequacy of our internal controls and financial reporting; and

•	Our board’s review and recommendations regarding our executive officer compensation and its relationship to our business objectives and goals.

Meetings of the Board of Directors and Committees

During the fiscal year ended June 30, 2017, the board of directors held four meetings in person or by telephone and acted by unanimous written consent on three occasions and the Audit Committee held four meetings in person or by telephone. The Nominating Committee acted by unanimous written consent on one occasion, and no meetings in person or by telephone were held by the Nominating Committee. No meetings in person or by telephone were held and no actions were taken by the Compensation Committee as matters addressable by such committee were considered and approved by the full board. Between meetings, members of the board of the directors are provided with information regarding our operations and are consulted on an informal basis with respect to pending business. Each director attended at least 75% of the aggregate of the total number of meetings of the board and the total number of meetings of the committees on which such director serves.

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Although we do not have a policy with regard to board members’ attendance at our annual meetings of stockholders, all of the directors are encouraged to attend such meetings.

Stockholder Communications with the Board of Directors

Interested parties may communicate with the board of directors or specific members of the board of directors, including the independent directors and the members of the Audit Committee, by submitting correspondence addressed to the Board of Directors of iBio, Inc. c/o any specified individual director or directors at 600 Madison Avenue, Suite 1601, New York, NY 10022. Any such correspondence will be forwarded to the indicated directors.

Code of Ethics

We have adopted a written code of ethics within the meaning of Item 406 of SEC Regulation S-K, which applies to all of our employees, including our principal executive officer and our chief financial officer, a copy of which can be found on our website at www.ibioinc.com. If we make any waivers or substantive amendments to the code of ethics that are applicable to our principal executive officer or our chief financial officer, we will disclose the nature of such waiver or amendment in a Current Report on Form 8-K in a timely manner. No waivers from any provision of our policy have been granted.

Available information about iBio

Previously filed SEC current reports, quarterly reports, annual reports, and reports under Section 16(a) of the Securities Exchange Act of 1934 are available on our website at www.ibioinc.com and in print for any stockholder upon written request to our Secretary.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on NYSE American under the trading symbol “IBIO.”

The following table sets forth the high and low sale prices for our common stock during the years ended June 30, 2017 and 2016 as reported by the NYSE American. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns or commissions, and may not necessarily reflect actual transactions. As of August 10, 2017, the closing price of our Common Stock was $0.31 as reported on NYSE American.

	High	Low
Year ended June 30, 2017:
First Quarter	$0.75	$0.53
Second Quarter	$0.56	$0.33
Third Quarter	$0.56	$0.37
Fourth Quarter	$0.47	$0.35

Year ended June 30, 2016:
First Quarter	$0.95	$0.62
Second Quarter	$0.71	$0.55
Third Quarter	$0.65	$0.45
Fourth Quarter	$0.74	$0.56

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Holders

As of August 10, 2017, there were 103 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock.

Equity Compensation Plans

The following table provides information regarding the status of our existing equity compensation plans at June 30, 2017

	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options and Warrants	Number of Options Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the previous columns)
Equity compensation plans approved by stockholders	13,698,334	$1.21	1,301,666

Equity compensation plans not approved by stockholders	—	—	—

Total	13,698,334	$1.21	1,301,666

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of August 10, 2017:

•	each person who is known by us to be the beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors including our chief executive officer;

•	each of our other named executive officers; and

•	all of our current executive officers and directors as a group.

Except as otherwise noted in the footnotes below, to our knowledge, each of the persons named in this table has sole voting and investment power with respect to the securities indicated as beneficially owned.

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	Number of		Percent of
	Shares		Shares
Name and Address of Beneficial Owner(1)	Beneficially		Beneficially
5% Stockholders	Owned (2)		Owned(2)

Eastern Capital Limited	33,744,000	(3)	36.4%
E. Gerald Kay	5,945,695	(4)	6.4%
Carl DeSantis	5,014,873	(5)	5.4%

Directors

Robert B. Kay	4,770,962	(6)	4.9%
Glenn Chang	468,817	(7)	0.5%
Arthur Y. Elliott, Ph.D.	366,667	(8)	0.4%
John McKey, Jr.	1,043,225	(9)	1.1%
Seymour Flug	246,667	(8)	0.3%
General James T. Hill	471,667	(10)	0.5%
Philip K. Russell, M.D.	366,667	(8)	0.4%

Other Executive Officers

Robert L. Erwin	2,740,000	(8)	2.9%
Terence E. Ryan, Ph.D.	266,667	(8)	0.3%
James P. Mullaney(11)	-
Mark Giannone	9,248,001	(12)	0.2%
All current directors and executive officers as a group (10 persons)	10,741,339	(13)	10.5%

(1)	The address of Eastern Capital Limited (“Eastern”) is Box 31363, Grand Cayman, E9 KY1 1206. The address of E. Gerald Kay is c/o Integrated BioPharma, Inc., 225 Long Avenue, Box 278, Hillside, New Jersey 07205. The address of Carl DeSantis is c/o CDS International Holdings, Inc., 3299 NW 2nd Avenue, Boca Raton, FL 33431. The address of each of our directors and executive officers is c/o iBio, Inc., 600 Madison Avenue, Suite 1601, New York, New York 10022-1737.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. On August 10, 2017, there were 92,818,510 shares of common stock outstanding. Shares of common stock issuable under stock options that are exercisable within 60 days after August 10, 2017 are deemed outstanding and are included for purposes of computing the number of shares owned and percentage ownership of the person holding the option but are not deemed outstanding for computing the percentage ownership of any other person.

(3)	Consists of 33,744,000 shares of common stock. This information is based solely on information set forth in a Schedule 13D/A Amendment No. 8 filed with the SEC on February 27, 2017 by Kenneth B. Dart.

(4)	Consists of 5,945,695 shares of common stock. This information is based solely on information set for forth in a Schedule 13D filed with the SEC on June 13, 2013 by E. Gerald Kay and EGK, LLC. The number of shares of common stock beneficially owned by these entities may have changed since the filing of the Schedule 13D.

(5)	Consists of 5,014,873 shares of common stock. This information is based solely on information set forth in a Schedule 13D/A Amendment No. 3 filed with the SEC on November 18, 2014 by Carl DeSantis, the DeSantis Revocable Trust, and CD Financial LLC.

(6)	Includes (i) 211,333 shares of common stock, (ii) 819,629 shares of common stock held by EVJ LLC, of which Mr. Kay is the manager, and (iii) 3,740,000 shares of common stock underlying vested stock options held by Mr. Kay.

(7)	Includes (i) 12,150 shares of common stock and (ii) 456,817 shares of common stock underlying vested stock options.

(8)	All shares listed are shares of common stock underlying vested stock options.

(9)	Includes (i) 486,558 shares of common stock and (ii) 556,667 shares of common stock underlying vested stock options.

(10)	Includes (i) 15,000 shares of common stock and (ii) 456,667 shares of common stock underlying vested stock options.

(11)	James P. Mullaney was appointed Chief Financial Officer of the Company on March 1, 2017. Pursuant to an offer letter between the Company and Mr. Mullaney, dated December 30, 2016, Mr. Mullaney has been granted an initial option to purchase 150,000 shares of the Company’s common stock, which has not yet vested. The option will vest annually over three years.

(12)	Includes (i) 22,834 shares of common stock and (ii) 150,000 shares of common stock underlying vested stock options. Mr. Giannone’s employment ended March 1, 2017.

(13)	Includes 9,196,819 shares of common stock underlying vested stock options.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

Our board of directors has determined that Messrs. Chang, Flug and McKey, Drs. Elliott and Russell and General Hill are each “independent directors” as such term is defined in Section 803 of the New York Stock Exchange MKT Company Guide.

Policies and Procedures for Related Person Transactions

The policy our board of directors is to review with management and our independent registered public accounting firm any related party transactions brought to the board’s attention which could reasonably be expected to have a material impact on our financial statements. The Company’s practice is for management to present to the board of directors each proposed related party transaction, including all relevant facts and circumstances relating thereto, and to update the board of directors as to any material changes to any approved related party transaction. In connection with this requirement, each of the transactions or relationships disclosed below were disclosed to and approved by our board of directors. In addition, transactions involving our directors and their affiliated entities were disclosed and reviewed by our board of directors in its assessment of our directors’ independence requirements.

Transactions with Eastern Capital Limited and its Affiliates

On January 13, 2016, we entered into a share purchase agreement with Eastern Capital Limited (“Eastern”), our largest stockholder, which was amended as of February 25, 2016 (as amended, the “6.5M Purchase Agreement”). Pursuant to the 6.5M Purchase Agreement, Eastern agreed to purchase 6,500,000 shares of our common stock (the “Eastern Shares”), for a purchase price of $0.622 per share, subject to the approval of our stockholders. Our stockholders approved the issuance of such shares at our 2015 Annual Meeting.

On the same day that we entered into the 6.5M Purchase Agreement, we also entered into a separate share purchase agreement pursuant to which Eastern agreed to purchase 3,500,000 shares of our common stock (the “3.5M Purchase Agreement”) for a purchase price of $0.622 per share (the “3.5M Purchase Agreement” and together with the 6.5M Purchase Agreement, the “Purchase Agreements”). Stockholder approval was not required for the issuance of the 3,500,000 shares of our common stock pursuant to the 3.5M Purchase Agreement and the sale of those shares was completed on January 25, 2016.

Simultaneously with the issuance of shares under the 3.5M Purchase Agreement, Eastern exercised warrants, dated April 26, 2013, which Eastern acquired previously, to purchase 1,784,000 shares of common stock for a purchase price of $0.53 per share.

Concurrently with the execution of the Purchase Agreements, we entered into a contract manufacturing joint venture with affiliates of Eastern to develop and manufacture plant-made pharmaceuticals through iBio’s recently formed subsidiary, iBio CMO LLC (“iBio CMO”). Bryan Capital Investors LLC (“Bryan Capital Investors”), an affiliate of Eastern, contributed $15.0 million in cash to iBio CMO, for a 30% interest in iBio CMO. iBio retained a 70% equity interest in iBio CMO. iBio contributed to the capital of iBio CMO a royalty bearing license, which grants iBio CMO a non-exclusive license to use the iBio’s proprietary technology, including the iBioLaunch technology, for research purposes and an exclusive U.S. license for manufacturing purposes. iBio retains all other rights in its intellectual property, including the rights to commercialize products based on its proprietary technology. On February 23, 2017, we entered into an Exchange Agreement with Bryan Capital Investors, pursuant to which we issued to Bryan Capital Investors one share of our iBio CMO Preferred Tracking Stock, par value $0.001 per share, in exchange for 29,990,000 units of limited liability company interests of iBio CMO held by Bryan Capital Investors. After giving effect to the transactions contemplated in the Exchange Agreement, we own 99.99% of iBio CMO and Bryan Capital Investors owns 0.01% of iBio CMO. iBio has the right to appoint a majority of the members of the Board of Managers that manages the iBio CMO joint venture. Specified material actions by the joint venture require the consent of iBio and Bryan Capital Investors.

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In connection with the joint venture, an affiliate of Eastern (the “Eastern Affiliate”), which controls the subject property as sublandlord, granted iBio CMO a 34-year sublease of a 139,000 square foot Class A life sciences building in Bryan, Texas on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. iBio CMO began operations at the facility on December 22, 2015 pursuant to agreements between iBio CMO and the Eastern Affiliate granting iBio CMO temporary rights to access the facility. These temporary agreements were superseded by the Sublease Agreement, dated January 13, 2016, between iBio CMO and the Eastern Affiliate (the “Sublease”). The 34-year term of the Sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the Sublease. Under the Sublease, iBio CMO is required to pay base rent at an annual rate of $2,100,000, paid in equal quarterly installments on the first day of each February, May, August and November. The base rent is subject to increase annually in accordance with increases in the Consumer Price Index. The base rent under the Eastern Affiliate’s ground lease for the property is subject to adjustment, based on an appraisal of the property, in 2030 and upon any extension of the ground lease. The base rent under the Sublease will be increased by any increase in the base rent under the ground lease as a result of such adjustments. In addition to the base rent, iBio CMO is required to pay, for each calendar year during the term, a portion of the total gross sales for products manufactured or processed at the facility, equal to 7% of the first $5,000,000 of gross sales, 6% of gross sales between $5,000,001 and $25,000,000, 5% of gross sales between $25,000,001 and $50,000,000, 4% of gross sales between $50,000,001 and $100,000,000, and 3% of gross sales between $100,000,001 and $500,000,000. However, if for any calendar year period from January 1, 2018 through December 31, 2019, iBio CMO’s applicable gross sales are less than $5,000,000, or for any calendar year period from and after January 1, 2020, its applicable gross sales are less than $10,000,000, then iBio CMO is required to pay the amount that would have been payable if it had achieved such minimum gross sales and shall pay no less than the applicable percentage for the minimum gross sales for each subsequent calendar year. iBio CMO is responsible for all costs and expenses in connection with the ownership, management, operation, replacement, maintenance and repair of the property under the Sublease. General and administrative expenses related to the Eastern Affiliate were approximately $565,000 in 2016. Interest expense incurred under the capital lease obligation amounted to $807,000 in 2016.

As part of the transactions between Eastern and the Company, Eastern entered into a three year standstill agreement (the “Standstill Agreement”) that restricts additional acquisitions of our common stock by Eastern and its controlled affiliates to limit its beneficial ownership of our outstanding shares of common stock to a maximum of 38%, absent approval by a majority of our Board of Directors. With respect to the Standstill Agreement, our Board of Directors, acting unanimously, invited Bryan Capital Investors to enter into the Exchange Agreement described above and approved the issuance of one share of our Preferred Tracking Stock to Bryan Capital Investors.

Eastern does not have a right to appoint a director designee or any other special rights with respect to our management and affairs aside from its ability to vote the shares of common stock that it owns as it determines. Eastern has not been granted any board, management or special voting rights in connection with the transactions contemplated in the Purchase Agreements.

Research and Development Services Vendor

In January 2012, the Company entered into an agreement with Novici Biotech, LLC (“Novici”) in which iBio’s President is a minority stockholder. Novici performs platform technology development services for iBio, including laboratory feasibility analyses of gene expression, protein purification and preparation of research samples. The transaction has been conducted on an arm’s length basis at market terms. The accounts payable balance includes amounts due to Novici of approximately $200,000 and $153,000 at June 30, 2016 and 2015, respectively. Research and development expenses related to Novici were approximately $1,036,000 and $995,000 for the years ended June 30, 2016 and 2015, respectively.

Operating Lease with Minority Stockholder

Effective January 1, 2015, the Company is leasing office space on a month-to-month basis from an entity owned by a minority stockholder of the Company for approximately $7,500 per month.

Limitation of Liability of Officers and Directors and Indemnification

Our certificate of incorporation, as amended, provides for indemnification of our officers and directors to the extent permitted by Delaware law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation.

As permitted under Delaware law, the By-laws contain a provision indemnifying directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of our Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

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Historical Relationship with Integrated BioPharma, Inc.

We were a subsidiary of Integrated BioPharma, Inc. (“Integrated BioPharma”) from February 21, 2003 until August 18, 2008. On that date, Integrated BioPharma spun off iBio in a transaction that was intended to be a tax free distribution to Integrated BioPharma and its U.S. stockholders. As part of that transaction, we entered into a number of agreements with Integrated BioPharma including an indemnification and insurance matters agreement and a tax responsibility allocation agreement. Messrs. E. Gerald Kay and Carl DeSantis, affiliates of Integrated BioPharma, were in 2008 and continue to remain beneficial holders of more than 5% of our common stock. The agreements are described below.

Indemnification. In general, under the indemnification and insurance matters agreement, we agreed to indemnify Integrated BioPharma, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by us of the separation and distribution agreement or any ancillary agreement;

•	any of our liabilities reflected on our consolidated balance sheets included in the information statement relating to the spin-off;

•	our assets or businesses;

•	the management or conduct of our assets or businesses;

•	the liabilities allocated to or assumed by us under the separation and distribution agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;

•	various on-going litigation matters in which we are named defendant, including any new claims asserted in connection with those litigations, and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;

•	claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with transactions arising after the distribution relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Integrated BioPharma as part of the distribution of our financial information or our confidential information; or

•	any actions or claims based on violations or alleged violations of securities or other laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

Integrated BioPharma agreed to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by Integrated BioPharma of the separation and distribution agreement or any ancillary agreement;

•	any liabilities allocated to or to be retained or assumed by Integrated BioPharma under the separation and distribution agreement, the indemnification and insurance matters agreement or any other ancillary agreement;

•	liabilities incurred by Integrated BioPharma in connection with the management or conduct of Integrated BioPharma’s businesses; and

•	various ongoing litigation matters to which we are not a party.

Integrated BioPharma is not obligated to indemnify us against any liability for which we are also obligated to indemnify Integrated BioPharma. Recoveries by Integrated BioPharma under insurance policies will reduce the amount of indemnification due from us to Integrated BioPharma only if the recoveries are under insurance policies Integrated BioPharma maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Integrated BioPharma to us.

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Under the indemnification and insurance matters agreement, a party has the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Integrated BioPharma has the right to control the defense of any third-party claim or series of related third- party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Integrated BioPharma and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Integrated BioPharma in respect of all liabilities relating to that claim. The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.

Offset. Integrated BioPharma is permitted to reduce amounts it owes us under any of our agreements with Integrated BioPharma, by amounts we may owe to Integrated BioPharma under those agreements.

Assignment. We may not assign or transfer any part of the indemnification and insurance agreement without Integrated BioPharma’s prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Integrated BioPharma.

Tax Responsibility Allocation Agreement

In order to allocate our responsibilities for taxes and certain other tax matters, we and Integrated BioPharma entered into a tax responsibility allocation agreement prior to the date of the distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, Integrated BioPharma will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of distribution to the extent these amounts exceed the amounts we have paid to Integrated BioPharma prior to the distribution or in connection with the filing of relevant tax returns. Integrated BioPharma is also responsible for, and will indemnify and hold us harmless from, any liability for income taxes of Integrated BioPharma or any member of the Integrated BioPharma group (other than us) by reason of our being severally liable for those taxes under U.S. Treasury regulations or analogous state or local provisions. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, we are responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for our income taxes for all taxable periods, whether before or after the distribution date. With respect to separate state income taxes, we are also responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for income taxes with respect to taxable periods or portions of periods beginning on or after the distribution date. We are also responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for our non-income taxes and our breach of any obligation or covenant under the terms of the tax responsibility allocation agreement, and in certain other circumstances as provided therein. In addition to the allocation of liability for our taxes, the terms of the agreement also provide for other tax matters, including tax refunds, returns and audits.

LEGAL PROCEEDINGS

Lawsuits

On March 17, 2015, the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against Fraunhofer and Vidadi Yusibov (“Yusibov”), Fraunhofer’s Executive Director, seeking monetary damages and equitable relief based on Fraunhofer’s material and continuing breaches of their contracts with the Company. On September 16, 2015, the Company voluntarily dismissed its action against Yusibov, without prejudice, and thereafter on September 29, 2015, the Company filed a Verified Amended Complaint against Fraunhofer alleging material breaches of its agreements with the Company and seeking monetary damages and equitable relief against Fraunhofer. The Court bifurcated the action to first resolve the threshold question in the case – the scope of iBio’s ownership of the technology developed or held by Fraunhofer — before proceeding with the rest of the case and the parties stipulated their agreement to that approach. After considering the parties’ written submissions and oral argument, the Court resolved the threshold issue in favor of iBio on July 29, 2016, holding that iBio owns all proprietary rights of any kind to all plant-based technology of Fraunhofer developed or held as of December 31, 2014, including know-how, and was entitled to receive a technology transfer from Fraunhofer. Fraunhofer’s motion to dismiss iBio’s contract claims was denied by the Court on February 24, 2017. The Court at that time also granted, over Fraunhofer’s opposition, iBio’s motion to supplement and amend the Complaint to add additional state law claims against Fraunhofer. Fraunhofer has argued that the Settlement Agreement entered into between Fraunhofer and the Company in 2013, described under “Business- Strategic Alliances and Collaborations- Collaboration with Fraunhofer Center for Molecular Biology,” constituted a general release and barred the Company’s claims. The Court has not accepted this argument, but the Settlement Agreement did modify certain disputed amounts and prospective obligations of the Company under the then existing agreements with Fraunhofer. The parties have filed certain motions relating to discovery. The Company is unable to predict the further outcome of this action at this time.

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On December 4, 2015, a putative derivative action captioned Savage, Derivatively on Behalf of iBio, Inc., Plaintiff, v. Robert B. Kay, Arthur Y. Elliott, James T. Hill, Glenn Chang, Philip K. Russell, John D. McKey, and Seymour Flug, Defendants, and iBio, Inc., Nominal Defendant was filed in the Supreme Court of the State of New York, County of New York. The action alleged that the Company and its management made misstatements about the Company’s business resulting either from (i) a failure by iBio’s directors to establish a system of controls over the Company’s disclosures, or (ii) the directors’ consciously ignoring “red flags” relating to disclosures, and sought to recover an unspecified amount of damages. On January 15, 2016, the defendants filed a motion to dismiss all claims against them. On March 16, 2016, the plaintiff filed a Verified Amended Complaint that added an additional named plaintiff and alleged derivative claims generally along the same lines as the original complaint, together with purported direct breach of fiduciary duty and unjust enrichment claims based on the same conduct. The Verified Amended Complaint sought to recover an unspecified amount of damages. On April 29, 2016, the defendants filed a motion to dismiss all claims against them. Plaintiffs’ opposition to the motion was filed on June 6, 2016. On June 22, 2016, the plaintiffs advised the Court that the parties had reached a settlement in principle, and on July 1, 2016, the Court ordered that the defendants’ pending motion to dismiss be withdrawn without prejudice. The parties entered a Stipulation of Settlement dated as of September 20, 2016. On October 11, 2016, the plaintiffs filed a motion with the Court seeking an order granting preliminary approval of the settlement and providing for notice to iBio shareholders of the proposed settlement. On January 20, 2017, the Court issued an order that provided for notice to iBio shareholders of the proposed settlement, scheduled a final fairness hearing on April 24, 2017, and denied as moot the plaintiffs’ request for preliminary approval of the settlement. The final hearing was held on April 24, 2017. On May 3, 2017, the Court entered a Final Order and Judgment approving the settlement and dismissing the action. The settlement was funded by the Company’s insurance carriers.

DESCRIPTION OF SECURITIES

Capital Stock

We are authorized to issue 175,000,000 shares of common stock, par value $0.001 per share, of which 92,818,510 shares were issued and outstanding as of August 10, 2017, and 1,000,000 shares of preferred stock, no par value, one of which is designated as iBio CMO Preferred Tracking Stock, par value, $0.001. As of March 31, 2017, one share of iBio CMO Preferred Tracking Stock is issued and outstanding and no other shares of preferred stock are outstanding.

Provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. Pursuant to our certificate of incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protect the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•         Diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•         Putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors, or

•         Effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our Board of Directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

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Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor subject to the rights of preferred stockholders. We do not intend to pay any cash dividends to the holders of common stock and anticipate reinvesting our earnings. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, with no par value, and the Board of Directors is authorized to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

On February 23, 2017, our Board of Directors created a series of preferred stock, designated as the “iBio CMO Preferred Tracking Stock,” par value $0.001 per share (the “Preferred Tracking Stock”), out of the our 1,000,000 authorized shares of preferred stock. On February 23, 2017, we filed with the Secretary of State of the State of Delaware a certificate of designation (the “Certificate of Designation”) which became effective on February 23, 2017, authorizing one share of Preferred Tracking Stock and establishing the designation, powers, preferences and rights of the Preferred Tracking Stock. The Preferred Tracking Stock accrues dividends at the rate of 2% per annum on the original issue price of $13 million per share. The holders of Preferred Tracking Stock, voting separately as a class, are entitled to approve by the affirmative vote of a majority of the shares of Preferred Tracking Stock outstanding any amendment, alteration or repeal of any of the provisions of, or any other change to, our Certificate of Incorporation or the Certificate of Designation that adversely affects the rights, powers or privileges of the Preferred Tracking Stock, any increase in the number of authorized shares of Preferred Tracking Stock, the issuance or sale of any additional shares of Preferred Tracking Stock or any securities convertible into or exercisable or exchangeable for Preferred Tracking Stock, the creation or issuance of any shares of any additional class or series of capital stock unless the same ranks junior to the Preferred Tracking Stock, or the reclassification or alteration of any of our existing securities that are junior to or pari passu with the Preferred Tracking Stock, if such reclassification or alteration would render such other security senior to the Preferred Tracking Stock. Except as required by applicable law, the holders of Preferred Tracking Stock have no other voting rights. Accrued dividends are payable if and when declared by the Board of Directors, upon an exchange of the shares of Preferred Tracking Stock and upon a liquidation, winding up or deemed liquidation (such as a merger) of the Company. No dividend may be declared or paid or set aside for payment or other distribution declared or made upon our common stock and no common stock may be redeemed, purchased or otherwise acquired for any consideration by us unless all accrued dividends on all outstanding shares of Preferred Tracking Stock are paid in full.

At our election or the election of holders of a majority outstanding shares of Preferred Tracking Stock, each outstanding share of Preferred Tracking Stock may be exchanged for 29,990,000 units of limited liability company interests of iBio CMO. Such exchange may be effected only after March 31, 2018, or in connection with a winding up, liquidation or deemed liquidation (such as a merger) of the Company or iBio CMO. In addition, such exchange will take effect upon a change in control of iBio CMO.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation will provide for indemnification of our officers and directors to the extent permitted by Delaware law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation.

As permitted under Delaware law, our By-laws contain a provision indemnifying directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

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The separation and distribution agreement that we have entered into with Integrated BioPharma provides for indemnification by us of Integrated BioPharma and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934 in connection with the distribution, and a mutual indemnification of each other for product liability claims arising from their respective businesses, and also requires that we indemnify Integrated BioPharma for various liabilities of iBio, and for any tax that may be imposed with respect to the distribution and which result from our actions or omissions in that regard.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholder, Lincoln Park. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder, and any other required information.

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We will pay the expenses incident to the registration, offering, and sale of the shares to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Lincoln Park.

Our common stock is quoted on NYSE American under the symbol “IBIO”.

LEGAL MATTERS

The legality of the securities offered hereby has been passed on for us by Andrew Abramowitz, PLLC, New York, New York.

EXPERTS

The financial statements of iBio, Inc. (formerly iBioPharma, Inc.) as of June 30, 2016 and June 30, 2015, and for the years then ended, included in this prospectus and the registration statement of which this prospectus is a part, have been so included in reliance on the audit report of CohnReznick LLP, an independent registered public accounting firm, included in this prospectus and the registration statement of which this prospectus is a part, given the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act covering the sale of the securities offered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, and other materials that we filed with the SEC may be inspected without charge at the SEC’s Public Reference Room at the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval system and is available to the public from the SEC’s web site at http://www.sec.gov.

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Unaudited Interim Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2017 and June 30, 2016	F-24

Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2017 and 2016 and the nine months ended March 31, 2017 and 2016	F-25

Condensed Consolidated Statement of Equity for nine months ended March 31, 2017	F-26

Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2017 and 2016	F-27

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-28

Annual Financial Statements

iBio, Inc.

Financial Statement Index

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and

Stockholders of iBio, Inc.

We have audited the accompanying consolidated balance sheets of iBio, Inc. and Subsidiaries (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iBio, Inc. and Subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Roseland, New Jersey
October 13, 2016

F-2

iBio, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, except share and per share amounts)

	June 30, 2016	June 30, 2015

Assets
Current assets:
Cash	$23,014	$9,494
Accounts receivable - trade	484	445
Accounts receivable - unbilled	122	-
Work in process	22	-
Prepaid expenses and other current assets	264	182
Total current assets	23,906	10,121

Fixed assets, net of accumulated depreciation	25,574	13
Intangible assets, net of accumulated amortization	2,092	2,360
Security deposit	28	-
Total Assets	$51,600	$12,494

Liabilities and Equity
Current liabilities:
Accounts payable (related party of $200 and $153 as of June 30, 2016 and 2015, respectively)	$1,177	$1,104
Accrued expenses (related party of $623 and $0 as of June 30, 2016 and 2015, respectively)	920	159
Capital lease obligation - current portion	170	-
Deferred revenue	24	-
Total Current Liabilities	2,291	1,263

Capital lease obligation - net of current portion	25,265	-

Total Liabilities	27,556	1,263

Commitments and Contingencies

Equity
iBio, Inc. Stockholders’ Equity:
Preferred stock - no par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock - $0.001 par value; 175,000,000 shares authorized; 89,109,410 and 77,205,410 shares issued and outstanding as of June 30, 2016 and 2015, respectively	89	77
Additional paid-in capital	67,468	59,006
Accumulated other comprehensive loss	(29)	(25)
Accumulated deficit	(57,591)	(47,827)
Total iBio, Inc. Stockholders’ Equity	9,937	11,231
Noncontrolling interest	14,107	-
Total Equity	24,044	11,231
Total Liabilities and Equity	$51,600	$12,494

The accompanying notes are an integral part of these consolidated financial statements.

F-3

iBio, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, except per share amounts)

	Years Ended
	June 30,
	2016	2015

Revenues	$948	$1,851

Operating expenses:
Research and development (related party of $1,036 and $995), net of $65 in grant income	3,156	3,495
General and administrative (related party of $565 and $0)	7,685	5,022
Total operating expenses	10,841	8,517

Operating loss	(9,893)	(6,666)

Other income (expense):
Interest expense (related party of $807 and $0)	(807)	-
Interest income	22	9
Royalty income	21	32

Total other income (expense)	(764)	41

Consolidated net loss	(10,657)	(6,625)
Net loss attributable to noncontrolling interest	893	-
Net loss attributable to iBio, Inc.	$(9,764)	$(6,625)

Comprehensive loss:
Consolidated net loss	$(10,657)	$(6,625)
Other comprehensive loss - foreign currency translation adjustments	(4)	(25)

Comprehensive loss	$(10,661)	$(6,650)

Loss per common share attributable to iBio, Inc. stockholders - basic and diluted	$(0.12)	$(0.09)

Weighted-average common shares outstanding - basic and diluted	80,973	71,495

The accompanying notes are an integral part of these consolidated financial statements.

F-4

iBio, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended June 30, 2016 and 2015

(In Thousands)

						Accumulated
					Additional	Other
	Preferred Stock		Common Stock		Paid-In	Comprehensive	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Interest	Total

Balance as of July 1, 2014	-	$-	65,642	$66	$47,235	$-	$(41,202)	$-	$6,099

Sale of common stock	-	-	8,769	9	9,991	-	-	-	10,000

Commitment fee	-	-	1,132	1	-	-	-	-	1

Exercises of warrants	-	-	1,663	1	866	-	-	-	867

Share-based compensation	-	-	-	-	914	-	-	-	914

Foreign currency translation adjustment	-	-	-	-	-	(25)	-	-	(25)

Net loss	-	-	-	-	-	-	(6,625)	-	(6,625)

Balance as of June 30, 2015	-	$-	77,206	$77	$59,006	$(25)	$(47,827)	$-	$11,231

Balance as of July 1, 2015	-	$-	77,206	$77	$59,006	$(25)	$(47,827)	$-	$11,231

Capital contribution - noncontrolling interest	-	-	-	-	-	-	-	15,000	15,000

Sale of common stock	-	-	10,000	10	6,210	-	-	-	6,220

Exercises of warrants	-	-	1,904	2	1,007	-	-	-	1,009

Share-based compensation	-	-	-	-	1,245	-	-	-	1,245

Foreign currency translation adjustment	-	-	-	-	-	(4)	-	-	(4)

Net loss	-	-	-	-	-	-	(9,764)	(893)	(10,657)

Balance as of June 30, 2016	-	$-	89,110	$89	$67,468	$(29)	$(57,591)	$14,107	$24,044

The accompanying notes are an integral part of these consolidated financial statements.

F-5

iBio, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Years Ended
	June 30,
	2016	2015

Cash flows from operating activities:
Net loss	$(10,657)	$(6,625)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,245	914
Amortization of intangible assets	363	358
Depreciation	577	5
Loss on abandonment of intangible assets	33	48
Changes in operating assets and liabilities
Accounts receivable – trade	(39)	(240)
Accounts receivable – unbilled	(122)	-
Work in process	(22)	-
Prepaid expenses and other current assets	(82)	(64)
Security deposit	(28)	-
Accounts payable	(125)	806
Accrued expenses	761	73
Deferred revenue	24	-

Net cash used in operating activities	(8,072)	(4,725)

Cash flows from investing activities:
Additions to intangible assets	-	(202)
Purchases of fixed assets	(68)	(13)

Net cash used in investing activities	(68)	(215)

Cash flows from financing activities:
Proceeds from sale of common stock	6,220	10,000
Proceeds from exercise of warrants	1,009	867
Capital contribution – noncontrolling interest	15,000	-
Payment of capital lease obligation	(565)	-

Net cash provided by financing activities	21,664	10,867

Effect of exchange rate changes	(4)	(23)

Net increase in cash	13,520	5,904
Cash - beginning of year	9,494	3,590
Cash - end of year	$23,014	$9,494

Schedule of non-cash activities:
Purchases of fixed assets financed by capital lease	$26,000	$-
Unpaid intangible assets included in accounts payable – net	$129	$-
Unpaid intangible assets included in accrued expenses – net	$-	$(12)
Unpaid fixed assets included in accounts payable	$71	$-

Supplemental cash flow information:
Cash paid during the year for interest	$485	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

iBio, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of Business

iBio, Inc. and Subsidiaries (“iBio” or the “Company”) is a biotechnology company focused on the commercialization of its proprietary plant-based protein expression technologies for vaccines and therapeutic proteins and on developing and commercializing select biopharmaceutical product candidates. The advantages of iBio’s technology include reduced production time, capital and operating costs for biopharmaceuticals and the ability to manufacture therapeutic proteins that are difficult or commercially infeasible to produce with conventional methods.

iBio was established as a public company in August 2008 as the result of a spinoff from Integrated BioPharma, Inc. The Company operates in one business segment under the direction of its Executive Chairman. The Company’s wholly-owned and majority-owned subsidiaries are as follows:

iBioDefense Biologics LLC (“iBioDefense”) – iBioDefense, a wholly-owned subsidiary, is a Delaware limited liability company formed in July 2013 to explore development and commercialization of defense-specific applications of the Company’s proprietary technology. iBioDefense did not commence any business activities and was dissolved on June 10, 2016.

iBio Peptide Therapeutics LLC (“iBio Peptide”) – iBio Peptide, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2013. iBio Peptide did not commence any business activities and was dissolved on June 9, 2016.

iBIO DO BRASIL BIOFARMACÊUTICA LTDA. (“iBio Brazil”) – iBio Brazil is a subsidiary organized in Brazil in which the Company has a 99% interest. iBio Brazil was formed to manage and expand the Company’s business activities in Brazil. The activities of iBio Brazil are intended to include coordination and expansion of the Company’s existing relationship with Fundacao Oswaldo Cruz/Fiocruz (“Fiocruz”) beyond the current Yellow Fever Vaccine program (see Note 8) and development of additional products with private sector participants for the Brazilian market. iBio Brazil commenced operations during the first quarter of the fiscal year ended June 30, 2015.

iBio Manufacturing LLC (“iBio Manufacturing”) – iBio Manufacturing, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2015. iBio Manufacturing has not commenced any activities to date.

iBio CMO LLC (“iBio CMO”) – iBio CMO is a Delaware limited liability company formed on December 16, 2015 to develop and manufacture plant-made pharmaceuticals. As of December 31, 2015, the Company owned 100% of iBio CMO. On January 13, 2016, the Company entered into a contract manufacturing joint venture with an affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company (the “Eastern Affiliate”). The Eastern Affiliate contributed $15 million in cash for a 30% interest in iBio CMO. The Company retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use the Company’s proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. The Company retained the exclusive right to grant product licenses to those who wish to sell or distribute products made using the Company’s technologies.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern (the “Second Eastern Affiliate”) as sublandlord. The facility is a 139,000 square foot Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. The Second Affiliate granted iBio CMO a 34-year sublease for the facility as well as certain equipment (see Note 10). Commercial operations commenced in January 2016. iBio CMO expects to operate on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

2.	Basis of Presentation

Liquidity

The Company’s primary sources of liquidity are cash on hand and cash available from the sale of common stock of the Company. At this time, cash flows from operating activities represent net outflows for operating expenses and expenses for technology and product development. As of June 30, 2016, the Company had $23.0 million in cash on hand which is expected to support the Company’s activities through June 30, 2017.

Since its spin-off from Integrated BioPharma, Inc. in August 2008, the Company has incurred significant losses and negative cash flows from operations. As of June 30, 2016, the Company’s accumulated deficit was $57.6 million, and it had cash used in operating activities of $8.1 million and $4.7 million for the years ended June 30, 2016 and 2015, respectively. The Company has historically financed its activities through the sale of common stock and warrants. Through June 30, 2016, the Company has dedicated most of its financial resources to investing in its iBioLaunch™ and iBioModulator™ platforms, its proprietary candidates for treatment of fibrotic diseases, advancing its intellectual property, and general and administrative activities.

F-7

On May 15, 2015, the Company entered into a common stock purchase agreement with Aspire Capital Fund, LLC (“Aspire Capital”) pursuant to which the Company has the option to require Aspire Capital, upon and subject to the terms of the agreement, to purchase up to $15 million of its common stock, over a three-year term. No shares have been sold under the 2015 Facility as of the date of the filing of this report. See Note 11 for a further description of the agreement.

Coincident with the entry into the iBio CMO joint venture, Eastern agreed to acquire 10 million shares of the Company's common stock at $0.622 per share. The closing for the sale of 3,500,000 of such shares occurred on January 25, 2016. The sale of the remaining 6,500,000 shares occurred on April 13, 2016. In addition, Eastern agreed to, and on January 25, 2016 did, exercise warrants it previously acquired to purchase 1,784,000 shares of the Company's common stock at $0.53 per share. As of the date of the filing of this report, the Company has received $15 million for the capitalization of iBio CMO and approximately $7.2 million from Eastern for the acquisition of 10 million shares of common stock and the exercise of the warrants. See Note 11 for a further description of the transactions.

The Company plans to fund its future business operations using cash on hand, through proceeds from the sale of additional equity or other securities, including sales of common stock to Aspire Capital pursuant to the common stock purchase agreement entered into on May 15, 2015, and through proceeds realized in connection with license and collaboration arrangements. The Company cannot be certain that such funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution.

The Company's financial statements were prepared under the assumption that the Company will continue as a going concern. If the Company is unable to raise funds when required or on favorable terms, this assumption may no longer be operative, and the Company may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of its proprietary technologies; b) seek collaborators for its technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that it would otherwise seek to develop or commercialize; or d) possibly cease operations.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated as part of the consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the valuation of intellectual property, legal and contractual contingencies and share-based compensation. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances net of allowances for uncollectible accounts. The Company provides for allowances for uncollectible receivables based on management's estimate of uncollectible amounts considering age, collection history, and any other factors considered appropriate. The Company writes off accounts receivable against the allowance for doubtful accounts when a balance is determined to be uncollectible. At June 30, 2016 and 2015, the Company determined that an allowance for doubtful accounts was not needed.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Deferred revenue represents billings to a customer to whom the services have not yet been provided.

The Company’s contract revenue consists primarily of amounts earned under contracts with third-party customers and reimbursed expenses under such contracts. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-25, “Revenue Arrangements with Multiple Deliverables,” and Staff Accounting Bulletin 104, “Revenue Recognition.” Allocation of revenue to individual elements that qualify for separate accounting is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement. If separate selling prices are not available, the Company will use its best estimate of such selling prices, consistent with the overall pricing strategy and after consideration of relevant market factors. For the years ended June 30, 2016 and 2015, the Company did not have any revenue arrangements with multiple deliverables.

The Company generates (or may generate in the future) contract revenue under the following types of contracts:

F-8

Fixed-Fee

Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts after projects are completed, delivery is made and title transfers to the customer, and collection is reasonably assured.

Time and Materials

Under a time and materials contract, the Company charges customers an hourly rate plus reimbursement for other project specific costs. The Company recognizes revenue for time and material contracts based on the number of hours devoted to the project multiplied by the customer’s billing rate plus other project specific costs incurred.

Grant Income

Grants are recognized as income when all conditions of such grants are fulfilled or there is a reasonable assurance that they will be fulfilled. Grant income is classified as a reduction of research and development expenses. In 2016, grant income amounted to approximately $65,000. No grant income was recognized in 2015.

Work in Process

Work in process consists primarily of the cost of labor and other overhead incurred on contracts that have not been completed as of June 30, 2016.

Research and Development

The Company accounts for research and development costs in accordance with the FASB ASC 730-10, “Research and Development” (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

Fixed Assets

Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years.

Assets held under the terms of capital leases are included in fixed assets and are depreciated on a straight-line basis over the terms of the leases or the economic lives of the assets. Obligations for future lease payments under capital leases are shown within liabilities and are analyzed between amounts falling due within and after one year (see Note 10).

Intangible Assets

The Company accounts for intangible assets at their historical cost and records amortization utilizing the straight-line method based upon their estimated useful lives. Patents are amortized over a period of ten years and other intellectual property is amortized over a period from 16 to 23 years. The Company reviews the carrying value of its intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of such assets may not be fully recoverable. Evaluating for impairment requires judgment, and recoverability is assessed by comparing the projected undiscounted net cash flows of the assets over the remaining useful life to the carrying amount. Impairments, if any, are based on the excess of the carrying amount over the fair value of the assets. There were no impairment charges for the years ended June 30, 2016 and 2015.

Derivative Instruments

The Company does not use derivative instruments in its ordinary course of business.

In connection with the issuances of debt and/or equity instruments, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities rather than as equity. In addition, the debt and/or equity instrument may contain embedded derivative instruments, such as conversion options or anti-dilution features, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative liability instrument. The Company accounts for derivative liability instruments under the provisions of FASB ASC 815, “Derivatives and Hedging.”

There are no options or warrants of the Company presently outstanding that require accounting as a derivative liability.

Foreign Currency

The Company accounts for foreign currency translation pursuant to FASB ASC 830, “Foreign Currency Matters.” The functional currency of iBio Brazil is the Brazilian Real. Under FASB ASC 830, all assets and liabilities are translated into United States dollars using the current exchange rate at the end of each fiscal period. Revenues and expenses are translated using the average exchange rates prevailing throughout the respective periods. All transaction gains and losses from the measurement of monetary balance sheet items denominated in Reals are reflected in the statement of operations as appropriate. Translation adjustments are included in accumulated other comprehensive loss.

F-9

Share-based Compensation

The Company recognizes the cost of all share-based payment transactions at fair value. Compensation cost, measured by the fair value of the equity instruments issued, adjusted for estimated forfeitures, is recognized in the financial statements as the respective awards are earned over the performance period. The Company uses historical data to estimate forfeiture rates.

The impact that share-based payment awards will have on the Company’s results of operations is a function of the number of shares awarded, the trading price of the Company’s stock at the date of grant or modification, and the vesting schedule. Furthermore, the application of the Black-Scholes option pricing model employs weighted-average assumptions for expected volatility of the Company’s stock, expected term until exercise of the options, the risk-free interest rate, and dividends, if any, to determine fair value. Expected volatility is based on historical volatility of the Company’s common stock; the expected term until exercise represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company’s historical exercise patterns; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has not paid any dividends since its inception and does not anticipate paying any dividends for the foreseeable future, so the dividend yield is assumed to be zero.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of June 30, 2016 and 2015. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during the years ended June 30, 2016 and 2015.

4.	New Accounting Pronouncements

In May 2014, ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) was issued. The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in ASC 605, “Revenue Recognition,” and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date” (“ASU 2015-14”) which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods after December 15, 2017 including interim periods within that reporting period.  Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the effects of adopting ASU 2014-09 on its consolidated financial statements.

Effective January 1, 2016, the Company adopted ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU No. 2014-12”).  ASU No. 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. An entity should recognize compensation cost in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. ASU 2014-12 became effective for interim and annual periods beginning on or after December 15, 2015. The adoption of ASU 2014-12 did not have a significant impact on the Company’s consolidated financial statements.

F-10

In June 2014, ASU 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU No. 2014-15”) was issued.  Before the issuance of ASU 2014-15, there was no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. This guidance is expected to reduce the diversity in the timing and content of footnote disclosures. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards as specified in the guidance. ASU 2014-15 becomes effective for the annual period ending after December 15, 2016 (year ended June 30, 2017 for the Company) and for annual and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the effects of adopting ASU 2014-15 on its consolidated financial statements but the adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2016, the Company adopted ASU 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU 2015-01”). ASU 2015-01 eliminates the concept of an extraordinary item from accounting principles generally accepted in the United States of America. As a result, an entity will no longer be required to segregate extraordinary items from the results of ordinary operations, to separately present an extraordinary item on its income statement, net of tax, after income from continuing operations or to disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, ASU 2015-01 will still retain the presentation and disclosure guidance for items that are unusual in nature and occur infrequently. ASU 2015-01 became effective for interim and annual periods beginning on or after December 15, 2015. The adoption of ASU 2015-01 did not have a significant impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”) as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The FASB received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discount and premium creates unnecessary complexity. Recognizing debt issuance costs as a deferred charge (that is, an asset) also is different from the guidance in International Financial Reporting Standards, which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. Additionally, the requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, “Elements of Financial Statements,” which states that debt issuance costs are similar to debt discounts and in effect reduce the proceeds of borrowing, thereby increasing the effective interest rate. FASB Concepts Statement No. 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit. To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company will evaluate the effects of adopting ASU 2015-03 if and when it is deemed to be applicable.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”).  ASU 2015-17 requires deferred tax assets and liabilities to be classified as noncurrent in the consolidated balance sheet. ASU 2015-17 becomes effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted.  A reporting entity should apply the amendment prospectively or retrospectively. The Company is currently evaluating the effects of adopting ASU 2015-17 on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will evaluate the effects of adopting ASU 2016-01 if and when it is deemed to be applicable.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which supersedes existing guidance on accounting for leases in “Leases (Topic 840).”  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  The new guidance is effective for annual reporting periods beginning after December 15, 2018 (fiscal year ended June 30, 2020 for the Company) and interim periods within those fiscal years. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the effects of adopting ASU 2016-02 on its consolidated financial statements.

F-11

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 affects entities that issue share-based payment awards to their employees. ASU 2016-09 is designed to simplify several aspects of accounting for share-based payment award transactions which include – the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. This guidance is effective for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-09 on its consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) related to identifying performance obligations and licensing. ASU 2016-10 is meant to clarify the guidance in FASB ASU 2014- 09, “Revenue from Contracts with Customers.” Specifically, ASU 2016-10 addresses an entity’s identification of its performance obligations in a contract, as well as an entity’s evaluation of the nature of its promise to grant a license of intellectual property and whether or not that revenue is recognized over time or at a point in time. The pronouncement has the same effective date as the new revenue standard, which is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the impact of ASU 2016-10 on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients" ("ASU 2016-12"). The amendments in ASU 2016-12 affect the guidance in ASU 2014-09 by clarifying certain specific aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. ASU 2016-12 will have the same effective date and transition requirements as ASU 2014-09. The Company is currently evaluating the impact of ASU 2016-12 on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently in the process of evaluating the impact of ASU 2016-15 on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

5.	Financial Instruments and Fair Value Measurement

The carrying values of cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses in the Company's consolidated balance sheets approximated their fair values as of June 30, 2016 and 2015 due to their short-term nature. The carrying value of the capital lease obligation approximated its fair value at June 30, 2016 as the interest rate used to discount the lease payments approximated market.

6.	Fixed Assets

iBio CMO is leasing its facility in Bryan, Texas as well as certain equipment from the Second Affiliate under a 34-year sublease. See Note 10 for more details of the terms of the sublease.

The economic substance of the sublease is that the Company is financing the acquisition of the facility and equipment and, accordingly, the facility and equipment are recorded as assets and the lease is recorded as a liability. As the sublease involves real estate and equipment, the Company separated the equipment component and accounted for the facility and equipment as if each was leased separately.

The following table summarizes by category the gross carrying value and accumulated depreciation of fixed assets (in thousands):

	June 30, 2016	June 30, 2015
Facility under capital lease	$20,000	$-
Equipment under capital lease	6,000	-
Facility improvements	42	-
Office equipment and software	137	40
	26,179	40
Accumulated depreciation – assets under capital lease	(571)	-
Accumulated depreciation – other	(34)	(27)
	(605)	(27)
Net fixed assets	$25,574	$13

F-12

Depreciation expense was approximately $577,000 and $4,600 in 2016 and 2015, respectively. Depreciation of the assets under the capital lease amounted to approximately $571,000 in 2016.

7.	Intangible Assets

The Company has two categories of intangible assets – intellectual property and patents. Intellectual property consists of all technology, know-how, data, and protocols for producing targeted proteins in plants and related to any products and product formulations for pharmaceutical uses and for other applications. Intellectual property includes, but is not limited to, certain technology for the development and manufacture of novel vaccines and therapeutics for humans and certain veterinary applications acquired in December 2003 from Fraunhofer USA Inc., acting through its Center for Molecular Biotechnology (“Fraunhofer”), pursuant to a Technology Transfer Agreement, as amended (the “TTA”). The Company designates such technology acquired from Fraunhofer as iBioLaunch technology or as iBioModulator technology. The value attributed to Patents owned or controlled by the Company is based on payments for services and fees related to the further development and protection of the Company’s patent portfolio.

In January 2014, the Company entered into a license agreement with a U.S. university whereby iBio acquired exclusive worldwide rights to certain issued and pending patents covering specific candidate products for the treatment of fibrosis (the “Licensed Technology”). The license agreement provides for payment by the Company of a license issue fee, annual license maintenance fees, reimbursement of prior patent costs incurred by the university, payment of a milestone payment upon regulatory approval for sale of a first product, and annual royalties on product sales. In addition, the Company has agreed to meet certain diligence milestones related to product development benchmarks. As part of its commitment to the diligence milestones, the Company successfully commenced production of a plant-made peptide comprising the Licensed Technology before March 31, 2014. The next milestone – filing a New Drug Application with the FDA or foreign equivalent covering the Licensed Technology (“IND”) – became due on December 1, 2015. A six-month extension was automatically granted until June 1, 2016 under the license agreement. On August 11, 2016, the agreement was amended and replaced the original milestone schedule to provide that the IND filing be accomplished by June 30, 2017.

The following table summarizes by category the gross carrying value and accumulated amortization of intangible assets (in thousands):

	June 30, 2016	June 30, 2015
Intellectual property – gross carrying value	$3,100	$3,100
Patents – gross carrying value	2,265	2,181
	5,365	5,281
Intellectual property – accumulated amortization	(1,932)	(1,776)
Patents – accumulated amortization	(1,341)	(1,145)
	(3,273)	(2,921)
Net intangible assets	$2,092	$2,360

Amortization expense, included in general and administrative expenses, was approximately $363,000 and $358,000 for 2016 and 2015. In addition, in 2016 and 2015, the Company incurred losses on the abandonment of patents of approximately $33,000 and $48,000, respectively. The weighted-average remaining life for intellectual property and patents at June 30, 2016 was approximately 7.5 years and 6.6 years, respectively. The estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

For the Year Ending June 30,
2017	$345
2018	327
2019	297
2020	265
2021	244
Thereafter	614
Total	$2,092

8.	Significant Vendors

Fraunhofer

Fraunhofer was the Company’s most significant vendor solely on the basis of the three-party Yellow Fever vaccine development program among Fiocruz/Bio-Manguinhos, the Company, and Fraunhofer (described in greater detail below). The accounts payable balance under this three-party agreement includes amounts due Fraunhofer of approximately $341,000 and $445,000 as of June 30, 2016 and 2015, respectively, and accrued expenses of $122,000 and $0 as of June 30, 2016 and 2015, respectively. See Note 16 – Commitments and Contingencies.

F-13

On January 4, 2011, the Company entered into the Collaboration and License Agreement (the “CLA”) which is a three party agreement involving the Company, Fraunhofer and Fiocruz, a public entity, member of the Indirect Federal Public Administration and linked to the Health Ministry of Brazil, acting through its unit Bio-Manguinhos. The CLA provides for the development of a Yellow Fever vaccine to be manufactured and distributed within Latin America and Africa by Fiocruz. The CLA was supplemented by a bilateral agreement between iBio and Fraunhofer dated December 27, 2010 in which the Company engaged Fraunhofer as a contractor to provide the research and development services (both, together, the “Agreement”). The services are billed to Fiocruz at Fraunhofer’s cost, so the Company’s revenue is equivalent to expense and there is no profit.

On June 12, 2014, Fiocruz, Fraunhofer and iBio executed an amendment to the CLA (the “Amended Agreement”) which provides for revised research and development, work plans, reporting, objectives, estimated budget, and project billing process. In 2016 and 2015, under the Amended Agreement, the Company recognized revenue of $758,000 and $1,851,000, respectively, for work performed for Fiocruz pursuant to the Amended Agreement by the Company’s subcontractor, Fraunhofer, and recognized research and development expenses of the same amount due Fraunhofer for that work.

In September 2013, the Company and Fraunhofer completed the Terms of Settlement for the TTA Seventh Amendment (the “Settlement Agreement”). Under the terms of the Settlement Agreement various contractual obligations existing at June 30, 2013 were released, terminated or modified. See Note 16 - Commitments and Contingencies for significant modifications.

On March 17, 2015, the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against Fraunhofer and Vidadi Yusibov, Fraunhofer's Executive Director. See Note 16 - Lawsuits for additional information.

Novici Biotech, LLC

In January 2012, the Company entered into an agreement with Novici Biotech, LLC (“Novici”) in which iBio’s President is a minority stockholder. Novici performs laboratory feasibility analyses of gene expression, protein purification and preparation of research samples. In addition, the Company and Novici collaborate on the development of new technologies and product candidates for exclusive worldwide commercial use by the Company. The accounts payable balance includes amounts due to Novici of approximately $200,000 and $153,000 at June 30, 2016 and 2015, respectively. Research and development expenses related to Novici were approximately $1,036,000 and $995,000 in 2016 and 2015, respectively.

9.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	June 30, 2016	June 30, 2015
Interest – related party (see Note 14)	$323	$-
Rent and real estate taxes – related party (see Note 14)	300	-
Research and development	122	-
Salaries and benefits	55	39
Facility expenses	53	-
Stock exchange fees	-	65
Other accrued expenses	67	55
Total accrued expenses	$920	$159

10.	Capital Lease Obligation

As discussed above, iBio CMO is leasing its facility in Bryan, Texas as well as certain equipment from the Second Affiliate under a 34-year sublease. iBio CMO began operations at the facility on December 22, 2015 pursuant to agreements between iBio CMO and the Second Affiliate granting iBio CMO temporary rights to access the facility. These temporary agreements were superseded by the Sublease Agreement, dated January 13, 2016, between iBio CMO and the Second Affiliate (the “sublease”). The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Under the sublease, iBio CMO is required to pay base rent at an annual rate of $2,100,000, paid in equal quarterly installments on the first day of each February, May, August and November. The base rent is subject to increase annually in accordance with increases in the Consumer Price Index. The base rent under the Second Affiliate’s ground lease for the property is subject to adjustment, based on an appraisal of the property, in 2030 and upon any extension of the ground lease. The base rent under the sublease will be increased by any increase in the base rent under the ground lease as a result of such adjustments. iBio CMO is also responsible for all costs and expenses in connection with the ownership, management, operation, replacement, maintenance and repair of the property under the sublease.

F-14

In addition to the base rent, iBio CMO is required to pay, for each calendar year during the term, a portion of the total gross sales for products manufactured or processed at the facility, equal to 7% of the first $5,000,000 of gross sales, 6% of gross sales between $5,000,001 and $25,000,000, 5% of gross sales between $25,000,001 and $50,000,000, 4% of gross sales between $50,000,001 and $100,000,000, and 3% of gross sales between $100,000,001 and $500,000,000. However, if for any calendar year period from January 1, 2018 through December 31, 2019, iBio CMO’s applicable gross sales are less than $5,000,000, or for any calendar year period from and after January 1, 2020, its applicable gross sales are less than $10,000,000, then iBio CMO is required to pay the amount that would have been payable if it had achieved such minimum gross sales and shall pay no less than the applicable percentage for the minimum gross sales for each subsequent calendar year. Percentage rent amounted to $27,000 in 2016.

Interest expense incurred under the capital lease obligation amounted to $807,000 and $0 in 2016 and 2015, respectively.

Future minimum payments under the capitalized lease obligations are due as follows:

Year Ending:	Principal	Interest	Total
2017	$169,818	$1,930,182	$2,100,000
2018	183,110	1,916,890	2,100,000
2019	197,443	1,902,557	2,100,000
2020	212,898	1,887,102	2,100,000
2021	229,562	1,870,438	2,100,000
Thereafter	24,441,676	35,933,324	60,375,000

Total minimum lease payments	25,434,507	$45,440,493	$70,875,000
Less: current portion	(169,818)
Long-term portion of minimum lease obligations	$25,264,689

11.	Stockholders’ Equity

Preferred Stock

The Company’s Board of Directors is authorized to issue, at any time, without further stockholder approval, up to 1 million shares of preferred stock. The Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. As of June 30, 2016 and 2015, there were no shares of preferred stock issued and outstanding.

Common Stock

As of June 30, 2016 and 2015, the Company was authorized to issue up to 175 million shares of common stock.   As of June 30, 2016, the Company had reserved up to 15 million shares of common stock for incentive compensation (stock options and restricted stock). No shares are reserved for the exercise of warrants.

Issuances of common stock were as follows:

Aspire Capital – 2014 Facility

On August 25, 2014, the Company entered into a common stock purchase agreement with Aspire Capital Fund, which provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $10.0 million of shares of the Company’s common stock over the approximately 24-month term of the purchase agreement. As of April 28, 2015, Aspire Capital fulfilled its commitment to purchase $10.0 million of the Company’s common stock under the agreement.

In consideration for entering into the purchase agreement, following the approval of the issuance of the shares by NYSE MKT, Aspire Capital received a commitment fee of $300,000 – 3% of the $10 million commitment – payable in 681,818 shares of the Company’s common stock priced at $0.44 per share, the closing price on the day preceding execution of the agreement. In addition, on September 19, 2014 following approval of the issuance of the shares by NYSE MKT, Aspire Capital purchased 1,136,354 shares of common stock at $0.44 per share for $500,000 pursuant to the terms of the purchase agreement.

Concurrently with entering into the purchase agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements as permissible and necessary to register under the Securities Act of 1933, as amended, the sale of shares of the Company’s common stock under the purchase agreement.

After the Securities and Exchange Commission declared effective the registration statement, on any trading day on which the closing sale price of the Company’s common stock exceeded the “Floor Price” of $0.44 (the closing sale price of the Company’s shares on the business day before the Company entered into the purchase agreement with Aspire Capital), the Company had the right, in its sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 150,000 shares of common stock per trading day, provided that the aggregate price of such purchase did not exceed $500,000 per trading day, up to an additional $9.5 million of common stock in the aggregate at a per share price equal to the lesser of the lowest sale price of common stock on the purchase date, or the arithmetic average of the three lowest closing sale prices of common stock during the ten consecutive trading days ending on the trading day immediately preceding the purchase date.

F-15

In addition, on any date on which the Company submitted a purchase notice to Aspire Capital in an amount equal to 150,000 shares of common stock and the closing sale price of common stock was equal to or greater than the Floor Price of $0.44, the Company also had the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price (“VWAP”) purchase notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the NYSE MTK on the next trading day, subject to a maximum number of shares determined by the Company, and a minimum trading price equal to the greater of (a) 80% of the closing price of common stock on the business day immediately preceding the date of the VWAP purchase, or (b) such higher price as set forth by the Company in the notice for the VWAP purchase. The purchase price per share pursuant to such VWAP purchase notice was the lower of (i) the closing sale price on the date of sale and (ii) 97% of the volume-weighted average price for common stock traded on the NYSE MKT on (i) the date of the VWAP purchase if the aggregate stock to be purchased on that date did not exceed the volume maximum stated in the Company’s notice for the VWAP purchase, or (ii) the portion of such business day until such time as aggregate stock to be purchased equaled the volume maximum stated in the Company’s notice or the time at which the sale of the stock fell below the minimum trading price described above.

The purchase agreement provided that the Company and Aspire Capital could not effect any sales under the purchase agreement on any purchase date where the closing sale price of common stock is less than $0.44 (the closing sale price of shares on the business day before the Company entered into the purchase agreement referred to as the “Floor Price”). A lower Floor Price of $0.20 per share of Common Stock applied, if the Company’s stockholders approved the transaction contemplated by the Purchase Agreement. The Company was under no obligation to request our stockholders to approve the transaction contemplated by the Purchase Agreement. However, the purchase price for any purchases of shares under the purchase agreement could not be less than $0.44 per share, unless stockholder approval was obtained. There were no trading volume requirements or restrictions under the purchase agreement with Aspire Capital, and the Company controlled the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital had no right to require any sales by the Company, but was obligated to make purchases from the Company as directed in accordance with the purchase agreement. There were no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the purchase agreement.

Aspire Capital purchased 8,768,806 shares of common stock for $10,000,000 pursuant to the terms of the purchase agreement, fulfilling its commitment to purchase $10.0 million of the Company’s common stock under the agreement.

Aspire Capital – 2015 Facility

On May 15, 2015, the Company entered into a common stock purchase agreement (the “2015 Aspire Purchase Agreement”) with Aspire Capital, pursuant to which the Company has the option to require Aspire Capital to purchase up to an aggregate of $15.0 million of shares of the Company’s common stock (the “Purchase Shares”) upon and subject to the terms of the 2015 Aspire Purchase Agreement.  In consideration for entering into the purchase agreement, Aspire Capital received a commitment fee of 450,000 shares (the “Commitment Shares”).

On any business day after the Commencement Date (as defined below) and over the 36-month term of the 2015 Aspire Purchase Agreement, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 200,000 Purchase Shares per business day; however, no sale pursuant to such a Purchase Notice may exceed five hundred thousand dollars ($500,000) per business day, unless the Company and Aspire Capital mutually agree. The Company and Aspire Capital also may mutually agree to increase the number of shares that may be sold to as much as an additional 2,000,000 Purchase Shares per business day. The purchase price per Purchase Share pursuant to such Purchase Notice (the “Purchase Price”) is the lower of (i) the lowest sale price for the Company’s common stock on the date of sale or (ii) the average of the three lowest closing sale prices for the Company’s common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date. The applicable Purchase Price will be determined prior to delivery of any Purchase Notice.

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital for at least 150,000 Purchase Shares and the closing sale price of the Company’s common stock is higher than $0.40, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of the Company’s common stock equal to up to 35% of the aggregate shares of common stock traded on the next business day (the “VWAP Purchase Date”), subject to a maximum number of shares determined by the Company (the “VWAP Purchase Share Volume Maximum”). The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) shall be the lesser of the closing sale price of the Company’s common stock on the VWAP Purchase Date or 97% of the volume weighted average price for the Company’s common stock traded on the VWAP Purchase Date if the aggregate shares to be purchased on that date does not exceed the VWAP Purchase Share Volume Maximum, or the portion of such business day until such time as the sooner to occur of (1) the time at which the aggregate shares traded has exceeded the VWAP Purchase Share Volume Maximum, or (2) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction). The VWAP Minimum Price Threshold is the greater of (i) 80% of the closing sale price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (ii) such higher price as set forth by the Company in the VWAP Purchase Notice.

F-16

The number of Purchase Shares covered by and timing of each Purchase Notice or VWAP Purchase Notice are determined at the Company’s discretion. The aggregate number of shares that the Company can sell to Aspire Capital under the 2015 Aspire Purchase Agreement may in no case exceed 15,343,406 shares of our common stock (which is equal to approximately 19.99% of the common stock outstanding on the date of the 2015 Aspire Purchase Agreement, including the 450,000 Commitment Shares issued to Aspire Capital in consideration for entering into the 2015 Aspire Purchase Agreement) (the “Exchange Cap”), unless (i) shareholder approval is obtained to issue more, in which case the Exchange Cap will not apply; provided that at no time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of the Company’s common stock.

The 2015 Aspire Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. Sales under the 2015 Aspire Purchase Agreement could commence only after certain conditions were satisfied (the date on which all requisite conditions have been satisfied being referred to as the “Commencement Date”), which conditions included the delivery to Aspire Capital of a prospectus supplement covering the Commitment Shares and the Purchase Shares, approval for listing on NYSE MKT of the Purchase Shares and the Commitment Shares, the issuance of the Commitment Shares to Aspire Capital, and the receipt by Aspire Capital of a customary opinion of counsel and other certificates and closing documents. Either party had the option to terminate the 2015 Aspire Purchase Agreement in the event the Commencement Date had not occurred by July 1, 2015. The 2015 Aspire Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost or penalty.

The Company’s net proceeds will depend on the Purchase Price, the VWAP Purchase Price and the frequency of the Company’s sales of Purchase Shares to Aspire Capital; subject to the maximum $15.0 million available amount. The Company’s delivery of Purchase Notices and VWAP Purchase Notices will be made subject to market conditions, in light of the Company’s capital needs from time to time. The Company expects to use proceeds from sales of Purchase Shares for general corporate purposes and working capital requirements.

In connection with the 2015 Aspire Purchase Agreement, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Aspire Capital, dated May 15, 2015. The Registration Rights Agreement provides, among other things, a requirement to register the sale of the Commitment Shares and the Purchase Shares to Aspire Capital pursuant to the Company’s existing shelf registration statement (the “Registration Statement”). The Company further agreed to keep the Registration Statement effective and to indemnify Aspire Capital for certain liabilities in connection with the sale of the Securities under the terms of the Registration Rights Agreement. On May 29, 2015, the Company filed a prospectus supplement to the Company’s existing Registration Statement on Form S-3, registering $15.0 million of the Company’s common stock that it may issue and sell to Aspire Capital from time to time pursuant to the 2015 Aspire Purchase Agreement, together with the 450,000 Commitment Shares issued to Aspire Capital in consideration for entering into the 2015 Aspire Purchase Agreement.

No shares have been sold under the 2015 Facility as of the date of the filing of this report.

Eastern – Share Purchase Agreements

On January 13, 2016, the Company entered into a share purchase agreement with Eastern pursuant to which Eastern agreed to purchase 3,500,000 shares of the Company’s common stock at a price of $0.622 per share. The Company received proceeds of $2,177,000 and the shares were issued on January 25, 2016. In addition, Eastern agreed to exercise warrants it had previously acquired to purchase 1,784,000 shares of the Company’s common stock at an exercise price of $0.53 per share. The Company received proceeds of approximately $945,000 from the exercise of the warrants and the shares were issued on January 25, 2016.

On January 13, 2016, the Company entered into a separate share purchase agreement with Eastern pursuant to which Eastern agreed to purchase 6,500,000 shares of the Company’s common stock at a price of $0.622 per share, subject to the approval of the Company’s stockholders. The Company’s stockholders approved the issuance of the 6,500,000 shares to Eastern at the Company’s annual meeting on April 7, 2016. On April 13, 2016, the Company issued the 6,500,000 shares and received proceeds of $4,043,000. These shares are subject to a three-year standstill agreement which will restrict additional acquisitions of the Company’s common stock by Eastern and its controlled affiliates to limit its beneficial ownership of the Company’s outstanding shares of common stock to a maximum of 38%, absent the approval by a majority of the Company’s board of directors.

Exercises of Warrants

In 2015, the Company issued 1,636,000 shares of common stock for the exercise of warrants and received proceeds of approximately $867,000. In addition, the Company issued 26,691 shares of common stock for the cashless exercise of 75,000 warrants.

In 2016, in addition to the exercise of warrants by Eastern discussed above, the Company issued 120,000 shares of common stock for the exercise of warrants and received proceeds of approximately $64,000.

Warrants

The Company has historically financed its operations through the sale of common stock and warrants, sold together as units.

F-17

The following table summarizes all warrant activity for 2016 and 2015:

	Warrants	Weighted- average Exercise Price
Outstanding as of July 1, 2014	8,769,911	$1.38
Exercised	(1,711,000)	$0.51
Expired	(425,587)	$0.66
Outstanding as of June 30, 2015	6,633,324	$1.63
Exercised	(1,904,000)	$0.53
Expired	(4,729,324)	$2.08
Outstanding as of June 30, 2016	-	$-

Exercisable as of June 30, 2016	-	$-

12.	Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing the net income (loss) allocated to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per common share, the denominator includes both the weighted-average number of shares of common stock outstanding during the period and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive. Dilutive common stock equivalents potentially include stock options and warrants using the treasury stock method. The following table summarizes the components of the earnings (loss) per common share calculation (in thousands, except per share amounts):

	Years ended June 30,
	2016	2015
Basic and diluted numerator:

Net loss available to iBio, Inc. stockholders	$(9,764)	$(6,625)

Basic and diluted denominator:

Weighted-average common shares outstanding	80,973	71,495

Per share amount	$(0.12)	$(0.09)

In 2016 and 2015, the Company incurred net losses which cannot be diluted; therefore, basic and diluted loss per common share is the same. As of June 30, 2016, shares issuable which could potentially dilute future earnings included approximately 12.3 million stock options.   As of June 30, 2015, shares issuable which could potentially dilute future earnings included approximately 9.5 million stock options and 6.6 million warrants.

13.	Share-Based Compensation

The following table summarizes the components of share-based compensation expense in the Consolidated Statements of Operations (in thousands):

	Year Ended June 30,
	2016	2015
Research and development	$20	$-
General and administrative	1,245	914
Totals	$1,265	$914

Stock Options

On August 12, 2008, the Company adopted the iBioPharma 2008 Omnibus Equity Incentive Plan (the “Plan”) for employees, officers, directors and external service providers. The original Plan provided that the Company may grant options to purchase stock and/or make awards of restricted stock up to an aggregate amount of 10 million shares. On December 18, 2013, the Plan was amended to increase the number of shares reserved for awards under the Plan from 10 million to 15 million. As of June 30, 2016, there were approximately 2.9 million shares of common stock reserved for future issuance under the Plan. Stock options granted under the Plan may be either incentive stock options (as defined by Section 422 of the Internal Revenue Code of 1986, as amended) or non-qualified stock options at the discretion of the Board of Directors. Vesting of service awards occurs ratably on the anniversary of the grant date over the service period, generally three or five years, as determined at the time of grant. Vesting of performance awards occurs when the performance criteria have been satisfied. The Company uses historical data to estimate forfeiture rates.

Issuances of stock options during 2015 were as follows:

On September 4, 2014, the Company granted stock options to members of the Board of Directors, officers and employees to purchase 1.64 million shares of common stock. These options vest ratably on the anniversary of the date of grant over a three year service period, expire ten years from the date of grant, and have an exercise price of $0.49 per share.

Issuances of stock options during 2016 were as follows:

On September 4, 2015 and March 1, 2016, the Company granted stock options to members of the Board of Directors, officers and employees to purchase 2.75 million shares of common stock. These options vest ratably over a three to five year service period, expire ten years from the date of grant, and have a weighted average exercise price of $1.64 per share.

F-18

Issuances of stock options during 2015 were as follows:

On September 5, 2014, the Company granted stock options to members of the Board of Directors, officers and employees to purchase 1.64 million shares of common stock. These options vest ratably on the anniversary of the date of grant over a three year service period, expire ten years from the date of grant, and have a weighted-average exercise price of $0.86 per share.

On November 20, 2014, the Company granted stock options to a consultant to purchase 100,000 shares of common stock. These options vest over a three year service period, expire four years from the date of grant, and have an exercise price of $1.15 per share.

On October 17, 2014, a consulting agreement dated March 1, 2012 with a former employee was terminated for cause. As a result, 500,000 options with an exercise price of $0.87 were cancelled.

The following table summarizes all stock option activity during the years ended June 30, 2016 and 2015:

	Stock Options	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of July 1, 2014	8,483,334	$1.25	7.0	$179
Granted	1,740,000	$0.88
Forfeited/expired	(700,000)	$0.75
Outstanding as of June 30, 2015	9,523,334	$1.22	6.6	$1,848
Granted	2,750,000	$1.64
Forfeited/expired	-	$-
Outstanding as of June 30, 2016	12,273,334	$1.31	6.4	$993
As of June 30, 2016 vested and expected to vest	12,225,441	$1.31	6.4	$991

Exercisable as of June 30, 2016	7,583,357	$1.31	5.1	$773

The total fair value of stock options that vested during 2016 and 2015 was approximately $800,000 and $1.1 million, respectively. As of June 30, 2016, there was approximately $1.6 million of total unrecognized compensation cost related to non-vested stock options that the Company expects to recognize over a weighted-average period of 1.9 years.

The weighted-average grant date fair value of stock options granted during 2016 and 2015 was $0.62 and $0.43 per share, respectively. The Company estimated the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2016	2015
Risk-free interest rate	1.83% - 2.13%	1.3% - 2.3%
Dividend yield	0%	0%
Volatility	109.49% - 112.17%	96.7% - 113.9%
Expected term (in years)	9	4 - 9

14.	Related Party Transactions

Novici Biotech, LLC

In January 2012, the Company entered into an agreement with Novici Biotech, LLC (“Novici”) in which iBio’s President is a minority stockholder. Novici performs laboratory feasibility analyses of gene expression, protein purification and preparation of research samples. In addition, the Company and Novici collaborate on the development of new technologies and product candidates for exclusive worldwide commercial use by the Company. The accounts payable balance includes amounts due to Novici of approximately $200,000 and $153,000 at June 30, 2016 and 2015, respectively. Research and development expenses related to Novici were approximately $1,036,000 and $995,000 in 2016 and 2015, respectively.

Agreements with Eastern Capital Limited and its Affiliates.

As more fully discussed in Note 11, the Company entered into two share purchase agreements with Eastern and sold 10 million shares of common stock at a price of $0.622 per share. The Company received proceeds of $6,220,000. In addition, Eastern agreed to exercise warrants it had previously acquired to purchase 1,784,000 shares of the Company’s common stock at an exercise price of $0.53 per share. The Company received proceeds of approximately $945,000 from the exercise of the warrants.

F-19

Concurrently with the execution of the Purchase Agreements, iBio entered into a contract manufacturing joint venture with an affiliate of Eastern to develop and manufacture plant-made pharmaceuticals through iBio’s recently formed subsidiary, iBio CMO. The Eastern Affiliate contributed $15.0 million in cash to iBio CMO, for a 30% interest in iBio CMO. iBio retained a 70% equity interest in iBio CMO. As the majority equity holder, iBio has the right to appoint a majority of the members of the Board of Managers that manages the iBio CMO joint venture. Specified material actions by the joint venture require the consent of iBio and the Eastern Affiliate. iBio contributed to the capital of iBio CMO a royalty bearing license, which grants iBio CMO a non-exclusive license to use the iBio’s proprietary technologies, including the iBioLaunch technology and additional iBio technologies, for research purposes and an exclusive U.S. license for manufacturing purposes. iBio retains all other rights in its intellectual property, including the right for itself to commercialize products based on its proprietary technologies or to grant licenses to others to do so.

In connection with the joint venture, the Second Eastern Affiliate, which controls the subject property as sublandlord, granted iBio CMO a 34-year sublease of a Class A life sciences building in Bryan, Texas, on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. Accrued expenses at June 30, 2016 due to the Second Eastern Affiliate is $623,000. General and administrative expenses related to Second Eastern Affiliate were approximately $565,000 in 2016. Interest expense related to the Second Eastern Affiliate was approximately $807,000 in 2016. The terms of the sublease are described in Note 10.

A three-year standstill agreement (the “Standstill Agreement”) that took effect upon the issuance of the Eastern Shares pursuant to the 6,500,000 Purchase Agreement restricts additional acquisitions of iBio common stock by Eastern and its controlled affiliates to limit its beneficial ownership of the Company’s outstanding shares of common stock to a maximum of 38%, absent approval by a majority of the Company’s Board of Directors.

Operating Lease with Minority Stockholder

Effective January 1, 2015, the Company is leasing office space on a month-to-month basis from an entity owned by a minority stockholder of the Company. Rent was $2,200 per month through November 2015 and increased to $2,500 per month effective December 2015. Rent expense totaled $28,500 and $13,200 in 2016 and 2015, respectively.

15.	Income Taxes

The components of net loss consist of the following (in thousands):

	For the Years Ended June 30,
	2016	2015
United States	$(10,635)	$(6,532)
Brazil	(22)	(93)
Total	$(10,657)	$(6,625)

The components of the provision (benefit) for income taxes consist of the following (in thousands):

	For the Years Ended June 30,
	2016	2015
Current – Federal, state and foreign	$-	$-
Deferred – Federal	(260)	(2,299)
Deferred – State	(9)	(377)
Deferred – Foreign	(1)	(12)
Total	(270)	(2,688)
Change in valuation allowance	270	2,688
Income tax expense	$-	$-

The Company has deferred income taxes due to income tax credits, net operating loss carryforwards, and the effect of temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes.

F-20

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	As of June 30,
	2016	2015
Deferred tax assets (liabilities):
Net operating loss	$17,172	$14,213
Share-based compensation	726	3,992
Research and development tax credits	1,097	890
Suspended losses in iBio CMO	255	-
Basis in iBio CMO	145	-
Intangible assets	(219)	(188)
Vacation accrual and other	17	16
Valuation allowance	(19,193)	(18,923)
Total	$-	$-

The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

Federal net operating losses of approximately $5.5 million were used by the Former Parent prior to June 30, 2008 and are not available to the Company. The Former Parent allocated the use of the Federal net operating losses available for use on its consolidated Federal tax return on a pro rata basis based on all of the available net operating losses from all the entities included in its control group.

U.S. Federal and state net operating losses of approximately $44.7 million and $33.5 million, respectively, are available to the Company as of June 30, 2016 and will expire at various dates through 2036. These carryforwards could be subject to certain limitations in the event there is a change in control of the Company pursuant to Internal Revenue Code Section 382, though the Company has not performed a study to determine if the loss carryforwards are subject to these Section 382 limitations. The Company has a research and development credit carryforward of approximately $1.1 million at June 30, 2016. In addition, the Company has foreign net operating losses totaling approximately $89,000 with no expiration date.

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Years Ended June 30,
	2016	2015
Statutory federal income tax rate	34%	34%
State (net of federal benefit)	6%	6%
Research and development tax credit	1%	1%
Permanent differences	(7)%	-%
Expiration of stock options and warrants	(31)%	-%
Change in valuation allowance	(3)%	(41)%
Effective income tax rate	-%	-%

The Company has not been audited in connection with income taxes. iBio files U.S. Federal and state income tax returns subject to varying statutes of limitations. The 2011 through 2015 tax returns generally remain open to examination by U.S. Federal and state tax authorities. In addition, the 2014 and 2015 Brazilian federal tax return remains open to examination by Brazil federal tax authorities.

16.	Commitments and Contingencies

Agreements

In September 2013, the Company and Fraunhofer completed the Terms of Settlement for the TTA Seventh Amendment (the “Settlement Agreement”). Under the terms of the Settlement Agreement various contractual obligations existing at June 30, 2013 were released, terminated or modified. The significant modifications post June 30, 2013 are of follows:

The Company’s obligation under the TTA, prior to the Settlement Agreement, to make three $1 million payments to Fraunhofer in April 2013, November 2013, and April 2014 (the “Guaranteed Annual Payments”) was terminated and replaced with an undertaking to engage Fraunhofer to perform for at least $3 million in work requested and as directed by iBio before December 31, 2015. For the year ended June 30, 2015, $2.7 million in research and development services were performed by Fraunhofer. As of December 31, 2015, the total engagement of Fraunhofer for work requested by iBio is $3.0 million. In addition to the foregoing, the Company sought to engage Fraunhofer for substantial additional other work, but Fraunhofer did not respond to the Company’s requests for proposals for such work.

The Company’s obligation to remit to Fraunhofer minimum annual royalty payments in the amount of $200,000 was terminated. Instead under the terms of the TTA and for a period of 15 years, the Company shall pay Fraunhofer one percent (1%) of all receipts derived by the Company from sales of products produced utilizing the iBioLaunch or iBioModulator technology and ten percent (10%) of all receipts derived by the Company from licensing either of those technologies to third parties. The Company will be obligated to remit royalties to Fraunhofer only on technology license revenues that iBio actually receives and on revenues from actual sales by iBio of products derived from the technology developed under the TTA until the later of November 2023 or until such time as the aggregate royalty payments total at least $4 million. All new intellectual property invented by Fraunhofer during the period of the TTA is owned by and is required to be transferred to iBio. The Company has no financial obligations to Fraunhofer with respect to the Company’s use of technologies developed independently of Fraunhofer.

F-21

On June 12, 2014, Fiocruz, Fraunhofer and iBio executed an amendment to the CLA (the “Amended Agreement”) to create a new research and development plan for the development of a recombinant Yellow Fever vaccine providing revised reporting, objectives, estimated budget, and project billing process. Under the CLA and bilateral agreement between iBio and Fraunhofer dated December 27, 2010, Fraunhofer, which has been engaged to act as the Company’s subcontractor for performance of research and development services for the new research and development plan, will bill Fiocruz directly on behalf of the Company at the rates, amounts and times provided in the Amended Agreement, and the proceeds of such billings and only the proceeds will be paid to Fraunhofer for its services so the Company’s expense is equal to its revenue and no profit is recognized for these activities under the Amended Agreement. For the year ended June 30, 2015, $2.1 million in research and development services were performed by Fraunhofer for the Company pursuant to the amended CLA. As of December 31, 2015, the total engagement of Fraunhofer for work requested by iBio is $3.0 million. See Note 8 - Significant Vendors for additional information. In addition to the foregoing, the Company sought to engage Fraunhofer for substantial additional other work, but Fraunhofer did not respond to the Company’s requests for proposals for such work.

On January 14, 2014 (the “Effective Date”), the Company entered into an exclusive worldwide License Agreement (“LA”) with the University of Pittsburgh (“UP”) covering all of the U.S. and foreign patents and patent applications and related intellectual property owned by UP pertinent to the use of endostatin peptides for the treatment of fibrosis. The Company paid an initial license fee of $20,000 and is required to pay all of UP’s patent prosecution costs that were incurred prior to, totaling $30,627, and subsequent to the Effective Date. On each anniversary date the Company is to pay license fees ranging from $25,000 to $150,000 for the first five years and $150,000 on each subsequent anniversary date until the first commercial sale of the licensed technology. Beginning with commercial sales of the technology or approval by the FDA or foreign equivalent, the Company will be required to pay milestone payments, royalties and a percentage of any non-royalty sublicense income to UP.

On December 30, 2013, the Company entered into a Project Agreement with the Medical University of South Carolina (“MUSC”) providing for the performance of research and development services by MUSC related to peptides for the treatment of fibrosis. The agreement requires the Company to make payments totaling $78,000 through December 1, 2014 and provides the Company with certain intellectual property rights. Effective September 1, 2014, the Company and MUSC executed an Amendment to the agreement. The Amendment extended the term of the agreement to December 31, 2015 and increased the total payments due MUSC from the Company by $161,754.

New Lease

As discussed above, iBio CMO is leasing its facility in Bryan, Texas from the Second Affiliate under a 34-year sublease. See Note 10 for more details of the sublease.

Lawsuits

On October 22, 2014, the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against PlantForm Corporation (“PlantForm”) and PlantForm’s president seeking equitable relief and damages based upon PlantForm’s interference with several contracts between the Company and Fraunhofer USA, including its Center for Molecular Biotechnology unit, (“Fraunhofer”) and one of the Company’s consultants and misappropriating the Company’s intellectual property including trade secrets and know-how.  On May 14, 2015, after mediation ordered and supervised by the Chancery Court, PlantForm represented and agreed that all drug development and manufacturing activities of PlantForm with Fraunhofer had ceased and would not be renewed at least until after the termination of the Company’s litigation regarding similar subject matter with Fraunhofer, and all of the accrued claims between the Company and PlantForm and its President were voluntarily dismissed with prejudice.

On March 17, 2015, the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against Fraunhofer and Vidadi Yusibov (“Yusibov”), Fraunhofer’s Executive Director, seeking monetary damages and equitable relief based on Fraunhofer’s material and continuing breaches of their contracts with the Company. On September 16, 2015, the Company voluntarily dismissed its action against Yusibov, without prejudice, and thereafter on September 29, 2015, the Company filed a Verified Amended Complaint against Fraunhofer alleging material breaches of its agreements with the Company and seeking monetary damages and equitable relief against Fraunhofer. Briefing was completed on a motion to dismiss filed by Fraunhofer in lieu of filing an answer to the complaint. Fraunhofer also moved for a protective order in connection with certain discovery served by iBio. The Court bifurcated the action to first resolve the threshold question in the case – the scope of iBio’s ownership of the technology developed or held by Fraunhofer — before proceeding with the rest of the case and the parties stipulated their agreement to that approach. After considering the parties’ written submissions and oral argument on this threshold issue on April 29, 2016, the Court resolved the threshold issue in favor of iBio on July 29, 2016, holding that iBio owns all proprietary rights of any kind to all plant-based technology of Fraunhofer developed or held as of December 31, 2014, including know-how, and is entitled to receive a transfer of the technology from Fraunhofer. On September 19, 2016, Fraunhofer informed the Court that it does not intend to pursue its motion for protective order at this time. iBio intends to seek leave of Court to supplement and amend its current complaint to add additional state law claims against Fraunhofer. The Company is unable to predict the further outcome of this action at this time.

F-22

On October 24, 2014, a putative class action captioned Juan Pena, Individually and on Behalf of All Others Similarly Situated v. iBio, Inc. and Robert B. Kay was filed in the United States District Court for the District of Delaware. The action alleged that the Company and its Chief Executive Officer made certain statements in violation of federal securities laws and sought an unspecified amount of damages. On February 23, 2015, the Court issued an order appointing a new lead plaintiff. On April 6, 2015, the plaintiffs filed an amended class action complaint in the same matter captioned Vamsi Andavarapu, Individually And On Behalf Of All Others Situated v. iBio, Inc., Robert B. Kay, and Robert Erwin. The action alleged that the Company, its Chief Executive Officer, and its President made certain statements in violation of federal securities laws and sought an unspecified amount of damages. On May 6, 2015, the Company, Mr. Kay, and Mr. Erwin filed a motion to dismiss the amended class action complaint. On September 15, 2015, after voluntary mediation, the Plaintiffs and the Company reached an agreement-in-principle to settle the action. On December 16, 2015, the Plaintiffs and the Company entered a Stipulation and Agreement of Settlement that provides, among other things, for settlement payments totaling $1,875,000 in exchange for the releases described therein. That stipulation was filed with the Court on December 18, 2015 and, on April 21, 2016, the Court entered an Order and Final Judgment approving the settlement and dismissing the case. The settlement has been funded by the Company’s insurance carrier.

On December 4, 2015, a putative derivative action captioned Savage, Derivatively on Behalf of iBio, Inc., Plaintiff, v. Robert B. Kay, Arthur Y. Elliott, James T. Hill, Glenn Chang, Philip K. Russell, John D. McKey, and Seymour Flug, Defendants, and iBio, Inc., Nominal Defendant was filed in the Supreme Court of the State of New York, County of New York. The action alleged that the Company and its management made misstatements about the Company’s business resulting either from (i) a failure by iBio’s directors to establish a system of controls over the Company’s disclosures, or (ii) the directors’ consciously ignoring “red flags” relating to disclosures, and sought to recover an unspecified amount of damages. On January 15, 2016, the defendants filed a motion to dismiss all claims against them. On March 16, 2016, the plaintiff filed a Verified Amended Complaint that added an additional named plaintiff and alleged derivative claims generally along the same lines as the original complaint, together with purported direct breach of fiduciary duty and unjust enrichment claims based on the same conduct. The Verified Amended Complaint seeks to recover an unspecified amount of damages. On April 29, 2016, the defendants filed a motion to dismiss all claims against them. Plaintiffs’ opposition to the motion was filed on June 6, 2016. On June 22, 2016, the plaintiffs advised the Court that the parties had reached a settlement in principle, and on July 1, 2016, the Court ordered that the defendants’ pending motion to dismiss be withdrawn without prejudice. The terms of the settlement are subject to preliminary and final approval by the Court. The Company expects that the settlement will be funded by the Company’s insurance carrier.

17.	Segment Reporting

As discussed above, iBio Brazil began operations in the first quarter of fiscal 2015. In accordance with FASB ASC 280, “Segment Reporting,” the Company discloses financial and descriptive information about its reportable geographic segments. Geographic segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Year ended June 30, 2016	United States	Brazil	Total

Net revenues	$948	$-	$948
Research and development expenses	3,156	-	3,156
General and administrative expenses	7,663	22	7,685
Operating loss	(9,871)	(22)	(9,893)
Interest expense	(807)	-	(807)
Interest and other income	43	-	43
Consolidated net loss	(10,635)	(22)	(10,657)
Total assets	51,580	20	51,600
Fixed assets, net	25,574	-	25,574
Intangible assets, net	2,092	-	2,092
Depreciation expense	575	2	577
Amortization of intangible assets	363	-	363

Year ended June 30, 2015	United States	Brazil	Total

Net revenues	$1,851	$-	$1,851
Research and development expenses	3,495	-	3,495
General and administrative expenses	4,929	93	5,022
Operating loss	(6,573)	(93)	(6,666)
Interest expense	-	-	-
Interest and other income	41	-	41
Consolidated net loss	(6,532)	(93)	(6,625)
Total assets	12,448	46	12,494
Fixed assets, net	3	10	13
Intangible assets, net	2,360	-	2,360
Depreciation expense	3	2	5
Amortization of intangible assets	358	-	358

F-23

Unaudited Interim Financial Statements

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

iBio, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In Thousands, except share and per share amounts)

	March 31, 2017	June 30, 2016
	(Unaudited)	(See Note 2)

Assets
Current assets:
Cash	$12,422	$23,014
Accounts receivable - trade	128	484
Accounts receivable - unbilled	-	122
Work in process	60	22
Prepaid expenses and other current assets	374	264
Total current assets	12,984	23,906

Fixed assets, net of accumulated depreciation	25,794	25,574
Intangible assets, net of accumulated amortization	1,895	2,092
Security deposit	25	28
Total Assets	$40,698	$51,600

Liabilities and Equity
Current liabilities:
Accounts payable (related party of $199 and $200 as of March 31, 2017 and June 30, 2016, respectively)	$1,391	$1,177
Accrued expenses (related party of $784 and $623 as of March 31, 2017 and June 30, 2016, respectively)	957	920
Capital lease obligation - current portion	180	170
Deferred revenue	93	24
Total Current Liabilities	2,621	2,291

Capital lease obligation - net of current portion	25,129	25,265

Total Liabilities	27,750	27,556

Commitments and Contingencies

Equity
iBio, Inc. Stockholders’ Equity:
Preferred stock - $0.001 value; 1,000,000 shares authorized; 1 and 0 shares issued and outstanding as of March 31, 2017 and June 30, 2016, respectively	-	-
Common stock - $0.001 par value; 175,000,000 shares authorized; 89,118,510 and 89,109,410 shares issued and outstanding as of March 31, 2017 and June 30, 2016, respectively	89	89
Additional paid-in capital	80,680	67,468
Accumulated other comprehensive loss	(29)	(29)
Accumulated deficit	(67,794)	(57,591)
Total iBio, Inc. Stockholders’ Equity	12,946	9,937
Noncontrolling interest	2	14,107
Total Equity	12,948	24,044
Total Liabilities and Equity	$40,698	$51,600

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-24

iBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited; In Thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2017	2016	2017	2016

Revenues	$37	$379	$247	$673

Operating expenses:
Research and development (related party of $225, $244, $670 and $723), net of grant income of ($44, $7, $84 and $7)	1,136	1,048	3,005	2,303
General and administrative (related party of $191, $303, $553 and $395)	2,837	2,403	7,657	5,509
Total operating expenses	3,973	3,451	10,662	7,812

Operating loss	(3,936)	(3,072)	(10,415)	(7,139)

Other income (expense):
Interest expense (related party of $481, $323, $1,447 and $323)	(481)	(323)	(1,447)	(323)
Interest income	8	5	33	9
Royalty income	4	5	20	17

Total other income (expense)	(469)	(313)	(1,394)	(297)

Consolidated net loss	(4,405)	(3,385)	(11,809)	(7,436)
Net loss attributable to noncontrolling interest	492	349	1,606	349
Net loss attributable to iBio, Inc.	(3,913)	(3,036)	(10,203)	(7,087)
Preferred stock dividends	(26)	-	(26)	-
Net loss available to iBio, Inc.	$(3,939)	$(3,036)	$(10,229)	$(7,087)

Comprehensive loss:
Consolidated net loss	$(4,405)	$(3,385)	$(11,809)	$(7,436)
Other comprehensive income (loss) - foreign currency translation adjustments	-	2	-	(6)

Comprehensive loss	$(4,405)	$(3,383)	$(11,809)	$(7,442)

Loss per common share attributable to iBio, Inc. stockholders - basic and diluted	$(0.04)	$(0.04)	$(0.11)	$(0.09)

Weighted-average common shares outstanding - basic and diluted	89,109	81,158	89,109	78,587

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-25

iBio, Inc. and Subsidiaries

Condensed Consolidated Statement of Equity

Nine Months Ended March 31, 2017

(Unaudited; In Thousands)

						Accumulated
					Additional	Other
	Preferred Stock		Common Stock		Paid-In	Comprehensive	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Interest	Total

Balance as of July 1, 2016	-	$-	89,110	$89	$67,468	$(29)	$(57,591)	$14,107	$24,044

Share-based compensation	-	-	-	-	713	-	-	-	713

Issuance of preferred stock for acquisition of additional interest in subsidiary	-	-	-	-	12,499	-	-	(12,499)	-

Other adjustment	-	-	9	-	-	-	-	-	-

Net loss	-	-	-	-	-	-	(10,203)	(1,606)	(11,809)

Balance as of March 31, 2017	-	$-	89,119	$89	$80,680	$(29)	$(67,794)	$2	$12,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-26

iBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited; In Thousands)

	Nine Months Ended
	March 31,
	2017	2016

Cash flows from operating activities:
Consolidated net loss	$(11,809)	$(7,436)
Adjustments to reconcile consolidated net loss to net cash used in operating activities:
Share-based compensation	713	940
Amortization of intangible assets	264	274
Depreciation	987	263
Loss on abandonment of intangible assets	-	33
Changes in operating assets and liabilities
Accounts receivable - trade	357	(9)
Accounts receivable - unbilled	122	-
Work in process	(38)	(58)
Prepaid expenses and other current assets	(110)	(136)
Security deposit	3	(28)
Accounts payable	7	342
Accrued expenses	37	489
Deferred revenue	69	76

Net cash used in operating activities	(9,398)	(5,250)

Cash flows from investing activities:
Additions to intangible assets	(259)	-
Purchases of fixed assets	(809)	(8)

Net cash used in investing activities	(1,068)	(8)

Cash flows from financing activities:
Proceeds from sale of common stock	-	2,178
Proceeds from exercise of warrants	-	1,009
Capital contribution - noncontrolling interest	-	15,000
Payment of capital lease obligation	(126)	(525)

Net cash (used in) provided by financing activities	(126)	17,662

Effect of exchange rate changes	-	(5)

Net (decrease) increase in cash	(10,592)	12,399
Cash - beginning of period	23,014	9,494
Cash - end of period	$12,422	$21,893

Schedule of non-cash activities:
Issuance of preferred stock for acquisition of additional interest in subsidiary	$12,499	$-
Unpaid intangible assets included in accounts payable	$197	$87
Fixed assets included in accounts payable in FY 2016, paid in FY 2017	$71	$-
Unpaid fixed assets included in accounts payable	$468	$17
Purchases of fixed assets financed by capital lease	$-	$26,000

Supplemental cash flow information:
Cash paid during the period for interest	$1,449	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-27

iBio, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.	Nature of Business

iBio, Inc. and Subsidiaries (“iBio” or the “Company”) is a biotechnology company focused on the commercialization of its proprietary plant-based protein expression technologies for vaccines and therapeutic proteins and on developing and commercializing select biopharmaceutical product candidates. The advantages of iBio’s technology include reduced production time, capital and operating costs for biopharmaceuticals and the ability to manufacture therapeutic proteins that are difficult or commercially infeasible to produce with conventional methods.

iBio was established as a public company in August 2008 as the result of a spin-off from Integrated BioPharma, Inc. The Company operates in one business segment under the direction of its Executive Chairman. The Company’s wholly-owned and majority-owned subsidiaries are as follows:

iBioDefense Biologics LLC (“iBioDefense”) – iBioDefense, a wholly-owned subsidiary, is a Delaware limited liability company formed in July 2013 to explore development and commercialization of defense-specific applications of the Company’s proprietary technology. iBioDefense did not commence any business activities and was dissolved on June 10, 2016.

iBio Peptide Therapeutics LLC (“iBio Peptide”) – iBio Peptide, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2013. iBio Peptide did not commence any business activities and was dissolved on June 9, 2016.

iBIO DO BRASIL BIOFARMACÊUTICA LTDA. (“iBio Brazil”) – iBio Brazil is a subsidiary organized in Brazil in which the Company has a 99% interest. iBio Brazil was formed to manage and expand the Company’s business activities in Brazil. The activities of iBio Brazil are intended to include coordination and expansion of the Company’s existing relationship with Fundacao Oswaldo Cruz/Fiocruz (“Fiocruz”) beyond the current Yellow Fever Vaccine program (see Note 7) and development of additional products with private sector participants for the Brazilian market. iBio Brazil commenced operations during the first quarter of the fiscal year ended June 30, 2015.

iBio Manufacturing LLC (“iBio Manufacturing”) – iBio Manufacturing, a wholly-owned subsidiary, is a Delaware limited liability company formed in November 2015. iBio Manufacturing has not commenced any activities to date.

iBio CMO LLC (“iBio CMO”) – iBio CMO is a Delaware limited liability company formed on December 16, 2015 to develop and manufacture plant-made pharmaceuticals. As of December 31, 2015, the Company owned 100% of iBio CMO. On January 13, 2016, the Company entered into a contract manufacturing joint venture with an affiliate of Eastern Capital Limited (“Eastern”), a stockholder of the Company (the “Eastern Affiliate”). The Eastern Affiliate contributed $15 million in cash for a 30% interest in iBio CMO. The Company retained a 70% interest in iBio CMO and contributed a royalty bearing license which grants iBio CMO a non-exclusive license to use the Company’s proprietary technologies for research purposes and an exclusive U.S. license for manufacturing purposes. The Company retained the exclusive right to grant product licenses to those who wish to sell or distribute products made using the Company’s technologies.

On February 23, 2017, the Company entered into an exchange agreement with the Eastern Affiliate, pursuant to which the Company acquired substantially all of the interest in iBio CMO held by the Eastern Affiliate in exchange for one share of the Company’s iBio CMO Preferred Tracking Stock, par value $0.001 per share. After giving effect to the transaction, the Company owns 99.99% of iBio CMO. See Note 9 for a further discussion.

iBio CMO’s operations take place in Bryan, Texas in a facility controlled by another affiliate of Eastern (the “Second Eastern Affiliate”) as sub-landlord. The facility is a 139,000 square foot Class A life sciences building on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. The Second Eastern Affiliate granted iBio CMO a 34-year sublease for the facility as well as certain equipment (see Note 8). Commercial operations commenced in January 2016. iBio CMO expects to operate on the basis of three parallel lines of business: (1) Development and manufacturing of third party products; (2) Development and production of iBio’s proprietary product(s) for treatment of fibrotic diseases; and (3) Commercial technology transfer services.

F-28

2.	Basis of Presentation

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared from the books and records of the Company and include all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and Rule 8-03 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. Accordingly, these interim financial statements do not include all of the information and footnotes required for complete annual financial statements. Interim results are not necessarily indicative of the results that may be expected for the full year. Interim unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2016, from which the accompanying condensed consolidated balance sheet dated June 30, 2016 was derived.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated as part of the consolidation.

Foreign Currency

The Company accounts for foreign currency translation pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters.” The functional currency of iBio Brazil is the Brazilian Real. Under FASB ASC 830, all assets and liabilities are translated into United States dollars using the current exchange rate at the end of each fiscal period. Revenues and expenses are translated using the average exchange rates prevailing throughout the respective periods. All transaction gains and losses from the measurement of monetary balance sheet items denominated in Reals are reflected in the statement of operations as appropriate. Translation adjustments are included in accumulated other comprehensive loss.

Going Concern

Since its spin-off from Integrated BioPharma, Inc. in August 2008, the Company has incurred significant losses and negative cash flows from operations. As of March 31, 2017, the Company’s accumulated deficit was $67.8 million and it had cash used in operating activities of $9.4 million for the nine months ended March 31, 2017. The Company has historically financed its activities through the sale of common stock and warrants. Through March 31, 2017, the Company has dedicated most of its financial resources to investing in its iBioLaunch™ and iBioModulator™ platforms, its proprietary candidates for treatment of fibrotic diseases, advancing its intellectual property, and general and administrative activities.

On May 15, 2015, the Company entered into a common stock purchase agreement with Aspire Capital Fund, LLC (“Aspire Capital”) pursuant to which the Company has the option to require Aspire Capital, upon and subject to the terms of the agreement, to purchase up to $15 million of its common stock, over a three-year term. No shares have been sold under the 2015 Facility as of the date of the filing of this report. See Note 9 for a further description of the agreement.

Coincident with the entry into the iBio CMO joint venture, Eastern agreed to acquire 10 million shares of the Company's common stock at $0.622 per share. The closing for the sale of 3,500,000 of such shares occurred on January 25, 2016 and the sale of the remaining 6,500,000 shares occurred on April 13, 2016. In addition, on January 25, 2016, Eastern exercised warrants it previously acquired to purchase 1,784,000 shares of the Company's common stock at $0.53 per share. As of the date of the filing of this report, the Company has received $15 million for the capitalization of iBio CMO and approximately $7.2 million from Eastern for the acquisition of 10 million shares of common stock and the exercise of the warrants. See Note 9 for a further description of the transactions.

The history of significant losses, the negative cash flow from operations, the limited cash resources currently on hand and the dependence by the Company on its ability – about which there can be no certainty – to obtain additional financing to fund its operations after the current cash resources are exhausted raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements were prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to fund its future business operations using cash on hand, through proceeds from the sale of additional equity or other securities, including sales of common stock to Aspire Capital pursuant to the common stock purchase agreement entered into on May 15, 2015, and through proceeds realized in connection with license and collaboration arrangements. The Company cannot be certain that such funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. If the Company is unable to raise funds when required or on favorable terms, this assumption may no longer be operative, and the Company may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of its proprietary technologies; b) seek collaborators for its technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that it would otherwise seek to develop or commercialize; or d) possibly cease operations.

F-29

3.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 3 of the Notes to Financial Statements in the Annual Report on Form 10-K for the year ended June 30, 2016.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the valuation of intellectual property, legal and contractual contingencies and share-based compensation. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Deferred revenue represents billings to a customer to whom the services have not yet been provided.

The Company’s contract revenue consists primarily of amounts earned under contracts with third party customers and reimbursed expenses under such contracts. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with FASB ASC 605-25, “Revenue Arrangements with Multiple Deliverables,” and Staff Accounting Bulletin 104, “Revenue Recognition.” Allocation of revenue to individual elements that qualify for separate accounting is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement. If separate selling prices are not available, the Company will use its best estimate of such selling prices, consistent with the overall pricing strategy and after consideration of relevant market factors. In Fiscal 2017 and Fiscal 2016, the Company did not have any revenue arrangements with multiple deliverables.

The Company generates (or may generate in the future) contract revenue under the following types of contracts:

Fixed-Fee

Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts after projects are completed, delivery is made and title transfers to the customer, and collection is reasonably assured.

Time and Materials

Under a time and materials contract, the Company charges customers an hourly rate plus reimbursement for other project specific costs. The Company recognizes revenue for time and material contracts based on the number of hours devoted to the project multiplied by the customer’s billing rate plus other project specific costs incurred.

Grant Income

Grants are recognized as income when all conditions of such grants are fulfilled or there is a reasonable assurance that they will be fulfilled. Grant income is classified as a reduction of research and development expenses. For the three and nine months ended March 31, 2017, grant income amounted to approximately $44,000 and $84,000, respectively. For each of the three and nine months ended March 31, 2016, grant income amounted to approximately $7,000.

Work in Process

Work in process consists primarily of the cost of labor and other overhead incurred on contracts that have not been completed. Work in process totaled approximately $60,000 and $22,000 at March 31, 2017 and June 30, 2016, respectively.

F-30

Fixed Assets

Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years.

Assets held under the terms of capital leases are included in fixed assets and are depreciated on a straight-line basis over the terms of the leases or the economic lives of the assets. Obligations for future lease payments under capital leases are shown within liabilities and are analyzed between amounts falling due within and after one year (see Note 5).

Intangible Assets

The Company accounts for intangible assets at their historical cost and records amortization utilizing the straight-line method based upon their estimated useful lives. Patents are amortized over a period of ten years and other intellectual property is amortized over a period from 16 to 23 years. The Company reviews the carrying value of its intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of such assets may not be fully recoverable. Evaluating for impairment requires judgment, and recoverability is assessed by comparing the projected undiscounted net cash flows of the assets over the remaining useful life to the carrying amount. Impairments, if any, are based on the excess of the carrying amount over the fair value of the assets. There were no impairment charges in Fiscal 2017 and Fiscal 2016.

Recently Issued Accounting Pronouncements

In May 2014, Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) was issued. The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in ASC 605, “Revenue Recognition,” and most industry-specific guidance, and creates an ASC 606, “Revenue from Contracts with Customers.”

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date” (“ASU 2015-14”) which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods after December 15, 2017 (quarter ended September 30, 2018 for the Company), including interim periods within that reporting period.  Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the effects of adopting ASU 2014-09 on its consolidated financial statements.

Effective January 1, 2016, the Company adopted ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU No. 2014-12”).  ASU No. 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. An entity should recognize compensation cost in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. ASU 2014-12 became effective for interim and annual periods beginning on or after December 15, 2015. The adoption of ASU 2014-12 did not have a significant impact on the Company’s consolidated financial statements.

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In June 2014, ASU 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU No. 2014-15”) was issued.  Before the issuance of ASU 2014-15, there was no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. This guidance is expected to reduce the diversity in the timing and content of footnote disclosures. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards as specified in the guidance. ASU 2014-15 becomes effective for the annual period ending after December 15, 2016 (year ended June 30, 2017 for the Company) and for annual and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the effects of adopting ASU 2014-15 on its consolidated financial statements but the adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2016, the Company adopted ASU 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU 2015-01”). ASU 2015-01 eliminates the concept of an extraordinary item from accounting principles generally accepted in the United States of America. As a result, an entity will no longer be required to segregate extraordinary items from the results of ordinary operations, to separately present an extraordinary item on its income statement, net of tax, after income from continuing operations or to disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, ASU 2015-01 will still retain the presentation and disclosure guidance for items that are unusual in nature and occur infrequently. The adoption of ASU 2015-01 did not have a significant impact on the Company’s consolidated financial statements.

On January 1, 2017, the Company adopted ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”).  ASU 2015-17 requires deferred tax assets and liabilities to be classified as noncurrent in the consolidated balance sheet. A reporting entity should apply the amendment prospectively or retrospectively. The adoption of ASU 2015-17 did not have a significant impact on its consolidated financial statements as the Company continues to provide a full valuation allowance against its net deferred tax assets.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This guidance is effective for fiscal years beginning after December 15, 2017 (quarter ended September 30, 2018 for the Company), including interim periods within those fiscal years. The Company will evaluate the effects of adopting ASU 2016-01 if and when it is deemed to be applicable.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which supersedes existing guidance on accounting for leases in “Leases (Topic 840).”  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  The new guidance is effective for annual reporting periods beginning after December 15, 2018 (fiscal year ended June 30, 2020 for the Company) and interim periods within those fiscal years. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the effects of adopting ASU 2016-02 on its consolidated financial statements but the adoption is not expected to have a significant impact as of the filing of this report.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 affects entities that issue share-based payment awards to their employees. ASU 2016-09 is designed to simplify several aspects of accounting for share-based payment award transactions which include – the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. This guidance is effective for annual periods beginning after December 15, 2016 (quarter ended September 30, 2017 for the Company), including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-09 on its consolidated financial statements.

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In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) related to identifying performance obligations and licensing. ASU 2016-10 is meant to clarify the guidance in FASB ASU 2014-09, “Revenue from Contracts with Customers.” Specifically, ASU 2016-10 addresses an entity’s identification of its performance obligations in a contract, as well as an entity’s evaluation of the nature of its promise to grant a license of intellectual property and whether or not that revenue is recognized over time or at a point in time. The pronouncement has the same effective date as the new revenue standard, which is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017 (quarter ended September 30, 2018 for the Company). The Company is currently evaluating the impact of ASU 2016-10 on its consolidated financial statements but has not determined the impact as of the filing of this report.

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients” (“ASU 2016-12”). The amendments in ASU 2016-12 affect the guidance in ASU 2014-09 by clarifying certain specific aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. ASU 2016-12 will have the same effective date and transition requirements as the ASU 2014-09. The Company is currently evaluating the impact of ASU 2016-12 on its consolidated financial statements but has not determined the impact as of the filing of this report.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 (year ended June 30, 2019 for the Company). The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently in the process of evaluating the impact of adoption on its consolidated financial statements but the adoption is not expected to have a significant impact as of the filing of this report.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”) with the objective to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The new standard will require entities to recognize the income tax consequences of an intra-entity transfer of non-inventory asset when the transfer occurs. The guidance is effective for fiscal years beginning after December 15, 2017 (year ended June 30, 2019 for the Company), and early adoption is permitted. The Company is currently evaluating the effects of adopting ASU 2016-16 on its consolidated financial statements but the adoption is not expected to have a significant impact as of the filing of this report.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties That Are Under Common Control” (“ASU 2016-17”). ASU 2016-17 amends the guidance issued with ASU 2015-02 in order to make it less likely that a single decision maker would individually meet the characteristics to be the primary beneficiary of a Variable Interest Entity ("VIE"). When a decision maker or service provider considers indirect interests held through related parties under common control, they perform two steps. The second step was amended with this guidance to say that the decision maker should consider interests held by these related parties on a proportionate basis when determining the primary beneficiary of the VIE rather than in their entirety as was called for in the previous guidance. This ASU will be effective for fiscal years beginning after December 15, 2016 (year ended September 30, 2018 for the Company), and early adoption is not permitted. The Company is currently evaluating the effects of adopting ASU 2016-17 on its consolidated financial statements but the adoption is not expected to have a significant impact as of the filing of this report.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017 (quarter ended September 30, 2018 for the Company), including interim periods within those periods. The Company is currently evaluating the impact of adopting ASU 2017-01 on its consolidated financial statements but the adoption is not expected to have a significant impact as of the filing of this report.

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying financial statements.

4.	Financial Instruments and Fair Value Measurement

The carrying values of cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses in the Company's condensed consolidated balance sheets approximated their fair values as of March 31, 2017 and June 30, 2016 due to their short-term nature. The carrying value of the capital lease obligation approximated its fair value as of March 31, 2017 and June 30, 2016 as the interest rate used to discount the lease payments approximated market.

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5.	Fixed Assets

iBio CMO is leasing its facility in Bryan, Texas as well as certain equipment from the Second Eastern Affiliate under a 34-year sublease. See Note 8 for more details of the terms of the sublease.

The economic substance of the sublease is that the Company is financing the acquisition of the facility and equipment and, accordingly, the facility and equipment are recorded as assets and the lease is recorded as a liability. As the sublease involves real estate and equipment, the Company separated the equipment component and accounted for the facility and equipment as if each was leased separately.

The following table summarizes by category the gross carrying value and accumulated depreciation of fixed assets (in thousands):

	March 31, 2017	June 30, 2016
	(Unaudited)
Facility under capital lease	$20,000	$20,000
Equipment under capital lease	6,000	6,000
Facility improvements	332	42
Medical equipment	867	-
Office equipment and software	161	137
	27,360	26,179
Accumulated depreciation – assets under capital lease	(1,500)	(571)
Accumulated depreciation – other	(66)	(34)
	(1,566)	(605)
Net fixed assets	$25,794	$25,574

Depreciation expense was approximately $337,000 and $260,000 for the three months ended March 31, 2017 and 2016, respectively, and for the nine months ended March 31, 2017 and 2016, depreciation expense was approximately $987,000 and $263,000, respectively. Depreciation of the assets under the capital lease amounted to approximately $306,000 and $929,000 for the three and nine months ended March 31, 2017, respectively, and $259,000 for each of the three and nine months ended March 31, 2016.

6.	Intangible Assets

The Company has two categories of intangible assets – intellectual property and patents. Intellectual property consists of all technology, know-how, data, and protocols for producing targeted proteins in plants and related to any products and product formulations for pharmaceutical uses and for other applications. Intellectual property includes, but is not limited to, certain technology for the development and manufacture of novel vaccines and therapeutics for humans and certain veterinary applications acquired in December 2003 from Fraunhofer USA Inc., acting through its Center for Molecular Biotechnology (“Fraunhofer”), pursuant to a Technology Transfer Agreement, as amended (the “TTA”). The Company designates such technology acquired from Fraunhofer as iBioLaunch technology or as iBioModulator technology. The value attributed to patents owned or controlled by the Company is based on payments for services and fees related to the further development and protection of the Company’s patent portfolio.

In January 2014, the Company entered into a license agreement with a U.S. university whereby iBio acquired exclusive worldwide rights to certain issued and pending patents covering specific candidate products for the treatment of fibrosis (the “Licensed Technology”). The license agreement provides for payment by the Company of a license issue fee, annual license maintenance fees, reimbursement of prior patent costs incurred by the university, payment of a milestone payment upon regulatory approval for sale of a first product, and annual royalties on product sales. In addition, the Company has agreed to meet certain diligence milestones related to product development benchmarks. As part of its commitment to the diligence milestones, the Company successfully commenced production of a plant-made peptide comprising the Licensed Technology before March 31, 2014. The next milestone – filing a New Drug Application with the FDA or foreign equivalent covering the Licensed Technology (“IND”) – became due on December 1, 2015. A six-month extension was automatically granted until June 1, 2016 under the license agreement. On August 11, 2016, the agreement was amended and replaced the original milestone schedule to provide that the IND filing be accomplished by June 30, 2017.

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The Company accounts for intangible assets at their historical cost and records amortization utilizing the straight-line method based upon their estimated useful lives. Patents are amortized over a period of ten years and other intellectual property is amortized over a period from 16 to 23 years. The Company reviews the carrying value of its intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of such assets may not be fully recoverable. Evaluating for impairment requires judgment, and recoverability is assessed by comparing the projected undiscounted net cash flows of the assets over the remaining useful life to the carrying amount. Impairments, if any, are based on the excess of the carrying amount over the fair value of the assets. There were no impairment charges during the nine months ended March 31, 2017 and 2016.

The following table summarizes by category the gross carrying value and accumulated amortization of intangible assets (in thousands):

	March 31, 2017	June 30, 2016
	(Unaudited)
Intellectual property – gross carrying value	$3,100	$3,100
Patents – gross carrying value	2,332	2,265
	5,432	5,365
Intellectual property – accumulated amortization	(2,049)	(1,932)
Patents – accumulated amortization	(1,488)	(1,341)
	(3,537)	(3,273)
Net intangible assets	$1,895	$2,092

Amortization expense was approximately $88,000 and $92,000 for the three months ended March 31, 2017 and 2016, respectively, and for the nine months ended March 31, 2017 and 2016, amortization expense was approximately $264,000 and $274,000, respectively. For each of the three and nine months ended March 31, 2017, the Company did not incur losses on the abandonment of patents. For the three and nine months ended March 31, 2016, the Company incurred losses on the abandonment of patents of approximately $16,000 and $33,000, respectively.

7.	Significant Vendor

Novici Biotech, LLC

In January 2012, the Company entered into an agreement with Novici Biotech, LLC (“Novici”) in which iBio’s President is a minority stockholder. Novici performs laboratory feasibility analyses of gene expression, protein purification and preparation of research samples. In addition, the Company and Novici collaborate on the development of new technologies and product candidates for exclusive worldwide commercial use by the Company. The accounts payable balance includes amounts due to Novici of approximately $199,000 and $200,000 at March 31, 2017 and June 30, 2016, respectively. Research and development expenses related to Novici were approximately $225,000 and $244,000 for the three months ended March 31, 2017 and 2016, respectively, and approximately $670,000 and $723,000 for the nine months ended March 31, 2017 and 2016, respectively.

Fraunhofer

Previously, Fraunhofer had been the Company’s most significant vendor solely on the basis of the three-party Yellow Fever vaccine development program among Fiocruz/Bio-Manguinhos, the Company, and Fraunhofer (described in greater detail below) but expenses have decreased due to changes in technology services performed pursuant to the agreement with Fiocruz. The accounts payable balance under this three-party agreement includes amounts due Fraunhofer of approximately $75,000 and $341,000 as of March 31, 2017 and June 30, 2016, respectively, and accrued expenses of $0 and $122,000 as of March 31, 2017 and June 30, 2016, respectively. See Note 14 – Commitments and Contingencies.

On January 4, 2011, the Company entered into the Collaboration and License Agreement (the “CLA”) which is a three party agreement involving the Company, Fraunhofer and Fiocruz, a public entity, member of the Indirect Federal Public Administration and linked to the Health Ministry of Brazil, acting through its unit Bio-Manguinhos. The CLA provides for the development of a yellow fever vaccine to be manufactured and distributed within Latin America and Africa by Fiocruz. The CLA was supplemented by a bilateral agreement between iBio and Fraunhofer dated December 27, 2010 in which the Company engaged Fraunhofer as a contractor to provide the research and development services (both, together, the “Agreement”). The services are billed to Fiocruz at Fraunhofer’s cost, so the Company’s revenue is equivalent to expense and there is no profit.

On June 12, 2014, Fiocruz, Fraunhofer and iBio executed an amendment to the CLA (the “Amended Agreement”) which provides for revised research and development, work plans, reporting, objectives, estimated budget, and project billing process. Under the Amended Agreement, the Company recognized revenue of $0 and $357,000 for the three months ended March 31, 2017 and 2016, respectively, and $137,000 and $635,000 for the nine months ended March 31, 2017 and 2016, respectively, for work performed for Fiocruz pursuant to the Amended Agreement by the Company’s subcontractor, Fraunhofer, and recognized research and development expenses of the same amount due Fraunhofer for that work.

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In September 2013, the Company and Fraunhofer completed the Terms of Settlement for the TTA Seventh Amendment (the “Settlement Agreement”). Under the terms of the Settlement Agreement, various contractual obligations existing at June 30, 2013 were released, terminated or modified. See Note 14 - Commitments and Contingencies for significant modifications.

On March 17, 2015 the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against Fraunhofer and Vidadi Yusibov, Fraunhofer’s Executive Director. See Note 14 - Lawsuits for additional information.

8.	Capital Lease Obligation

As discussed above, iBio CMO is leasing its facility in Bryan, Texas as well as certain equipment from the Second Eastern Affiliate under a 34-year sublease. iBio CMO began operations at the facility on December 22, 2015 pursuant to agreements between iBio CMO and the Second Eastern Affiliate granting iBio CMO temporary rights to access the facility. These temporary agreements were superseded by the Sublease Agreement, dated January 13, 2016, between iBio CMO and the Second Eastern Affiliate (the “sublease”). The 34-year term of the sublease may be extended by iBio CMO for a ten-year period, so long as iBio CMO is not in default under the sublease. Under the sublease, iBio CMO is required to pay base rent at an annual rate of $2,100,000, paid in equal quarterly installments on the first day of each February, May, August and November. The base rent is subject to increase annually in accordance with increases in the Consumer Price Index. The base rent under the Second Eastern Affiliate’s ground lease for the property is subject to adjustment, based on an appraisal of the property, in 2030 and upon any extension of the ground lease. The base rent under the sublease will be increased by any increase in the base rent under the ground lease as a result of such adjustments. iBio CMO is also responsible for all costs and expenses in connection with the ownership, management, operation, replacement, maintenance and repair of the property under the sublease.

In addition to the base rent, iBio CMO is required to pay, for each calendar year during the term, a portion of the total gross sales for products manufactured or processed at the facility, equal to 7% of the first $5,000,000 of gross sales, 6% of gross sales between $5,000,001 and $25,000,000, 5% of gross sales between $25,000,001 and $50,000,000, 4% of gross sales between $50,000,001 and $100,000,000, and 3% of gross sales between $100,000,001 and $500,000,000. However, if for any calendar year period from January 1, 2018 through December 31, 2019, iBio CMO’s applicable gross sales are less than $5,000,000, or for any calendar year period from and after January 1, 2020, its applicable gross sales are less than $10,000,000, then iBio CMO is required to pay the amount that would have been payable if it had achieved such minimum gross sales and shall pay no less than the applicable percentage for the minimum gross sales for each subsequent calendar year. Percentage rent amounted to approximately $29,000 and $75,000 for the three and nine months ended March 31, 2017, respectively. The percentage rent for the fiscal year ended June 30, 2016 amounted to approximately $27,000.

Interest expense incurred under the capital lease obligation amounted to $481,000 and $323,000 for the three months ended March 31, 2017 and 2016, respectively, and $1,447,000 and $323,000 for the nine months ended March 31, 2017 and 2016, respectively.

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Future minimum payments under the capitalized lease obligations are due as follows:

Fiscal period ending on:	Principal	Interest	Total
March 31, 2018	$179,693	$1,920,307	$2,100,000
March 31, 2019	193,758	1,906,242	2,100,000
March 31, 2020	208,924	1,891,076	2,100,000
March 31, 2021	225,277	1,874,723	2,100,000
March 31, 2022	242,911	1,857,089	2,100,000
Thereafter	24,257,788	34,542,212	58,800,000

Total minimum lease payments	25,308,351	$43,991,649	$69,300,000
Less: current portion	(179,693)
Long-term portion of minimum lease obligations	$25,128,658

9.	Stockholders’ Equity

Preferred Stock

The Company’s Board of Directors is authorized to issue, at any time, without further stockholder approval, up to 1 million shares of preferred stock. The Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.

iBio CMO Preferred Tracking Stock

On February 23, 2017, the Company entered into an exchange agreement with the minority owner of the Company’s subsidiary iBio CMO and affiliate (the “Eastern Affiliate”) of Eastern Capital Limited (“Eastern”), a stockholder of the Company, pursuant to which the Company acquired substantially all of the interest in iBio CMO held by the Eastern Affiliate and issued one share of a newly created iBio CMO Preferred Tracking Stock, par value $0.001 per share (the “Preferred Tracking Stock”), to the Eastern Affiliate at an original issue price of approximately $12.5 million.

As described below under “Eastern – Share Purchase Agreements”, on January 13, 2016, the Company entered into a share purchase agreement with Eastern which contained a three-year standstill agreement restricting additional acquisitions of the Company’s equity by Eastern and its controlled affiliates to limit its beneficial ownership of the Company’s outstanding shares of common stock to a maximum of 38%, absent the approval by a majority of the Company’s Board of Directors. With respect to the standstill agreement, the Company’s Board of Directors, acting unanimously, invited the Eastern Affiliate to enter into the Exchange Agreement and approved the issuance of one share of the Company’s Preferred Tracking Stock to the Eastern Affiliate.

On February 23, 2017, the Board of Directors of the Company created the Preferred Tracking Stock out of the Company’s 1 million authorized shares of preferred stock. Terms of the Preferred Tracking Stock include the following:

1.	The Preferred Tracking Stock accrues dividends at the rate of 2% per annum on the original issue price. Accrued dividends are cumulative and are payable if and when declared by the Board of Directors, upon an exchange of the shares of Preferred Tracking Stock and upon a liquidation, winding up or deemed liquidation (such as a merger) of the Company. As of March 31, 2017, no dividends have been declared. Accrued dividends total approximately $26,000 at March 31, 2017.

2.	The holders of Preferred Tracking Stock, voting separately as a class, are entitled to approve by the affirmative vote of a majority of the shares of Preferred Tracking Stock outstanding any amendment, alteration or repeal of any of the provisions of, or any other change to, the Certificate of Incorporation of the Company or the Certificate of Designation that adversely affects the rights, powers or privileges of the Preferred Tracking Stock, any increase in the number of authorized shares of Preferred Tracking Stock, the issuance or sale of any additional shares of Preferred Tracking Stock or any securities convertible into or exercisable or exchangeable for Preferred Tracking Stock, the creation or issuance of any shares of any additional class or series of capital stock unless the same ranks junior to the Preferred Tracking Stock, or the reclassification or alteration of any existing security of the Company that is junior to or pari passu with the Preferred Tracking Stock, if such reclassification or alteration would render such other security senior to the Preferred Tracking Stock.

3.	Except as required by applicable law, the holders of Preferred Tracking Stock have no other voting rights.

4.	No dividend may be declared or paid or set aside for payment or other distribution declared or made upon the Company’s common stock and no common stock may be redeemed, purchased or otherwise acquired for any consideration by the Company unless all accrued dividends on all outstanding shares of Preferred Tracking Stock are paid in full.

At the election of the Company or holders of a majority outstanding shares of Preferred Tracking Stock, each outstanding share of Preferred Tracking Stock may be exchanged for 29,990,000 units of limited liability company interests of iBio CMO. Such exchange may be effected only after March 31, 2018, or in connection with a winding up, liquidation or deemed liquidation (such as a merger) of the Company or iBio CMO. In addition, such exchange will take effect upon a change in control of iBio CMO.

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Common Stock

As of March 31, 2017 and June 30, 2016, the Company was authorized to issue up to 175 million shares of common stock. As of March 31, 2017, the Company had reserved up to 15 million shares of common stock for incentive compensation (stock options and restricted stock). No shares are reserved for the exercise of warrants.

No shares of common stock were issued for the period July 1, 2016 through the date of the filing of this report. The increase of 9,100 shares of common stock outstanding from 89,109,410 as of June 30, 2016, to 89,118,510 as of March 31, 2017, reflects a correction to the calculation of the number of outstanding shares of common stock based on a review of the Company’s records.

Recent issuances of common stock include the following:

Aspire Capital – 2015 Facility

On May 15, 2015, the Company entered into a common stock purchase agreement (the “2015 Aspire Purchase Agreement”) with Aspire Capital, pursuant to which the Company has the option to require Aspire Capital to purchase up to an aggregate of $15.0 million of shares of the Company’s common stock (the “Purchase Shares”) upon and subject to the terms of the 2015 Aspire Purchase Agreement. In consideration for entering into the purchase agreement, Aspire Capital received a commitment fee of 450,000 shares (the “Commitment Shares”).

On any business day after the Commencement Date (as defined below) and over the 36-month term of the 2015 Aspire Purchase Agreement, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 200,000 Purchase Shares per business day; however, no sale pursuant to such a Purchase Notice may exceed five hundred thousand dollars ($500,000) per business day, unless the Company and Aspire Capital mutually agree. The Company and Aspire Capital also may mutually agree to increase the number of shares that may be sold to as much as an additional 2,000,000 Purchase Shares per business day. The purchase price per Purchase Share pursuant to such Purchase Notice (the “Purchase Price”) is the lower of (i) the lowest sale price for the Company’s common stock on the date of sale or (ii) the average of the three lowest closing sale prices for the Company’s common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date. The applicable Purchase Price will be determined prior to delivery of any Purchase Notice.

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital for at least 150,000 Purchase Shares and the closing sale price of the Company’s common stock is higher than $0.40, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of the Company’s common stock equal to up to 35% of the aggregate shares of common stock traded on the next business day (the “VWAP Purchase Date”), subject to a maximum number of shares determined by the Company (the “VWAP Purchase Share Volume Maximum”). The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) shall be the lesser of the closing sale price of the Company’s common stock on the VWAP Purchase Date or 97% of the volume weighted average price for the Company’s common stock traded on the VWAP Purchase Date if the aggregate shares to be purchased on that date does not exceed the VWAP Purchase Share Volume Maximum, or the portion of such business day until such time as the sooner to occur of (1) the time at which the aggregate shares traded has exceeded the VWAP Purchase Share Volume Maximum, or (2) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction). The “VWAP Minimum Price Threshold” is the greater of (i) 80% of the closing sale price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (ii) such higher price as set forth by the Company in the VWAP Purchase Notice.

The number of Purchase Shares covered by and timing of each Purchase Notice or VWAP Purchase Notice are determined at the Company’s discretion. The aggregate number of shares that the Company can sell to Aspire Capital under the 2015 Aspire Purchase Agreement may in no case exceed 15,343,406 shares of our common stock (which is equal to approximately 19.99% of the common stock outstanding on the date of the 2015 Aspire Purchase Agreement, including the 450,000 Commitment Shares issued to Aspire Capital in consideration for entering into the 2015 Aspire Purchase Agreement) (the “Exchange Cap”), unless shareholder approval is obtained to issue more, in which case the Exchange Cap will not apply; provided that at no time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of the Company’s common stock.

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The 2015 Aspire Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. Sales under the 2015 Aspire Purchase Agreement could commence only after certain conditions were satisfied (the date on which all requisite conditions have been satisfied being referred to as the “Commencement Date”), which conditions included the delivery to Aspire Capital of a prospectus supplement covering the Commitment Shares and the Purchase Shares, approval for listing on NYSE MKT of the Purchase Shares and the Commitment Shares, the issuance of the Commitment Shares to Aspire Capital, and the receipt by Aspire Capital of a customary opinion of counsel and other certificates and closing documents. Either party had the option to terminate the 2015 Aspire Purchase Agreement in the event the Commencement Date had not occurred by July 1, 2015. The 2015 Aspire Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost or penalty.

The Company’s net proceeds will depend on the Purchase Price, the VWAP Purchase Price and the frequency of the Company’s sales of Purchase Shares to Aspire Capital; subject to the maximum $15.0 million available amount. The Company’s delivery of Purchase Notices and VWAP Purchase Notices will be made subject to market conditions, in light of the Company’s capital needs from time to time. The Company expects to use proceeds from sales of Purchase Shares for general corporate purposes and working capital requirements.

In connection with the 2015 Aspire Purchase Agreement, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Aspire Capital, dated May 15, 2015. The Registration Rights Agreement provides, among other things, a requirement to register the sale of the Commitment Shares and the Purchase Shares to Aspire Capital pursuant to the Company’s existing shelf registration statement (the “Registration Statement”). The Company further agreed to keep the Registration Statement effective and to indemnify Aspire Capital for certain liabilities in connection with the sale of the Securities under the terms of the Registration Rights Agreement. On May 29, 2015, the Company filed a prospectus supplement to the Company’s existing Registration Statement on Form S-3, registering $15.0 million of the Company’s common stock that it may issue and sell to Aspire Capital from time to time pursuant to the 2015 Aspire Purchase Agreement, together with the 450,000 Commitment Shares issued to Aspire Capital in consideration for entering into the 2015 Aspire Purchase Agreement.

No shares have been sold under the 2015 Facility as of the date of the filing of this report.

Eastern – Share Purchase Agreements

On January 13, 2016, the Company entered into a share purchase agreement with Eastern pursuant to which Eastern agreed to purchase 3,500,000 shares of the Company’s common stock at a price of $0.622 per share. The Company received proceeds of $2,178,000 and the shares were issued on January 25, 2016. In addition, Eastern agreed to exercise warrants it had previously acquired to purchase 1,784,000 shares of the Company’s common stock at an exercise price of $0.53 per share. The Company received proceeds of $945,520 from the exercise of the warrants and the shares were issued on January 25, 2016.

On January 13, 2016, the Company entered into a separate share purchase agreement with Eastern pursuant to which Eastern agreed to purchase 6,500,000 shares of the Company’s common stock at a price of $0.622 per share, subject to the approval of the Company’s stockholders. The Company’s stockholders approved the issuance of the 6,500,000 shares to Eastern at the Company’s annual meeting on April 7, 2016. On April 13, 2016, the Company issued the 6,500,000 shares and received proceeds of $4,043,000. These shares are subject to a three-year standstill agreement which restricts additional acquisitions of the Company’s equity by Eastern and its controlled affiliates to limit its beneficial ownership of the Company’s outstanding shares of common stock to a maximum of 38%, absent the approval by a majority of the Company’s Board of Directors.

Warrants

The Company has historically financed its operations through the sale of common stock and warrants, sold together as units. No warrants were outstanding as of March 31, 2017 and June 30, 2016.

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10.	Loss Per Common Share

Basic loss per common share is computed by dividing the net loss allocated to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of calculating diluted loss per common share, the denominator includes both the weighted-average number of shares of common stock outstanding during the period and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive. Dilutive common stock equivalents potentially include stock options and warrants using the treasury stock method. The following table summarizes the components of the loss per common share calculation (in thousands, except per share amounts):

	Three Months ended March 31,		Nine Months ended March 31,
	2017	2016	2017	2016
Basic and diluted numerator:

Net loss attributable to iBio, Inc.	$(3,913)	$(3,036)	$(10,203)	$(7,087)
Preferred stock dividends	26	-	26	-
Net loss available to iBio, Inc. stockholders	$(3,939)	$(3,036)	$(10,229)	$(7,087)

Basic and diluted denominator:

Weighted-average common shares outstanding	89,109	81,158	89,109	78,587

Per share amount	$(0.04)	$(0.04)	$(0.11)	$(0.09)

In Fiscal 2017 and Fiscal 2016, the Company incurred net losses which cannot be diluted; therefore, basic and diluted loss per common share is the same. As of March 31, 2017, shares issuable which could potentially dilute future earnings included approximately 12.3 million stock options.   As of March 31, 2016, shares issuable which could potentially dilute future earnings included approximately 12.3 million stock options and 30,000 warrants.

11.	Share-Based Compensation

The following table summarizes the components of share-based compensation expense in the condensed consolidated statements of operations (in thousands):

	Three Months Ended March 31,
	2017	2016
Research and development	$5	$6
General and administrative	202	291
Totals	$207	$297

	Nine Months Ended March 31,
	2017	2016
Research and development	$16	$15
General and administrative	697	925
Totals	$713	$940

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Stock Options

On August 12, 2008, the Company adopted the iBioPharma 2008 Omnibus Equity Incentive Plan (the “Plan”) for employees, officers, directors and external service providers. The Plan, as amended on December 18, 2013, provided that the Company may grant options to purchase stock and/or make awards of restricted stock up to an aggregate amount of 15 million shares. As of March 31, 2017, there were approximately 2.7 million shares of common stock reserved for future issuance under the Plan. Stock options granted under the Plan may be either incentive stock options (as defined by Section 422 of the Internal Revenue Code of 1986, as amended) or non-qualified stock options at the discretion of the Board of Directors. Vesting of service awards occurs ratably on the anniversary of the grant date over the service period, generally three or five years, as determined at the time of grant. Vesting of performance awards occurs when the performance criteria have been satisfied. The Company uses historical data to estimate forfeiture rates.

On March 1, 2017, the Company granted stock options to an officer to purchase 150,000 shares of common stock. These options vest ratably over a three-year service period, expire ten years from the date of grant, and have a weighted-average exercise price of $0.40 per share.

The following table summarizes all stock option activity during the nine months ended March 31, 2017:

	Stock Options	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of July 1, 2016	12,273,334	$1.31	6.4	$993
Granted	150,000	0.40
Forfeited	(116,665)	1.54
Outstanding as of March 31, 2017	12,306,669	$1.30	5.6	$196
Vested and, as of March 31, 2017, expected to vest	12,276,498	$1.30	5.6	$196

Exercisable as of March 31, 2017	9,478,362	$1.30	4.8	$191

The weighted-average grant date fair value of stock options granted during the nine months ended March 31, 2017 was $0.35 per share. As of March 31, 2017, there was approximately $906,000 of total unrecognized compensation cost related to non-vested stock options that the Company expects to recognize over a weighted-average period of 1.4 years.

The Company estimated the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.37%
Dividend yield	0%
Volatility	104.38%
Expected term (in years)	9

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12.	Related Party Transactions

Novici Biotech, LLC

In January 2012, the Company entered into an agreement with Novici in which iBio’s President is a minority stockholder. See Note 7.

Agreements with Eastern Capital Limited and its Affiliates.

As more fully discussed in Note 9, the Company entered into two share purchase agreements with Eastern and sold 10 million shares of common stock at a price of $0.622 per share. The Company received proceeds of $6,220,000. In addition, Eastern agreed to exercise warrants it had previously acquired to purchase 1,784,000 shares of the Company’s common stock at an exercise price of $0.53 per share. The Company received proceeds of approximately $945,520 from the exercise of the warrants.

Concurrently with the execution of the Purchase Agreements, iBio entered into a contract manufacturing joint venture with an affiliate of Eastern to develop and manufacture plant-made pharmaceuticals through iBio’s recently formed subsidiary, iBio CMO. The Eastern Affiliate contributed $15.0 million in cash to iBio CMO, for a 30% interest in iBio CMO. iBio retained a 70% equity interest in iBio CMO. As the majority equity holder, iBio has the right to appoint a majority of the members of the Board of Managers that manages iBio CMO. Specified material actions require the consent of iBio and the Eastern Affiliate. iBio contributed to the capital of iBio CMO a royalty bearing license, which grants iBio CMO a non-exclusive license to use the iBio’s proprietary technologies, including the iBioLaunch technology and additional iBio technologies, for research purposes and an exclusive U.S. license for manufacturing purposes. iBio retains all other rights in its intellectual property, including the right for itself to commercialize products based on its proprietary technologies or to grant licenses to others to do so.

In connection with the joint venture, the Second Eastern Affiliate, which controls the subject property as sublandlord, granted iBio CMO a 34-year sublease of a Class A life sciences building in Bryan, Texas, on the campus of Texas A&M University, designed and equipped for plant-made manufacture of biopharmaceuticals. Accrued expenses at March 31, 2017 and June 30, 2016 due to the Second Eastern Affiliate amounted to $784,000 and $623,000, respectively. General and administrative expenses related to Second Eastern Affiliate were approximately $179,000 and $296,000 for the three months ended March 31, 2017 and 2016, respectively, and approximately $526,000 and $374,000 for the nine months ended March 31, 2017 and 2016, respectively. The terms of the sublease are described in Note 8.

A three-year standstill agreement (the “Standstill Agreement”) that took effect upon issuance of the Eastern Shares pursuant to the 6,500,000 Purchase Agreement restricts additional acquisitions of iBio equity by Eastern and its controlled affiliates to limit its beneficial ownership of the Company’s outstanding shares of common stock to a maximum of 38%, absent approval by a majority of the Company’s Board of Directors.

iBio CMO Preferred Tracking Stock

On February 23, 2017, the Company entered into an exchange agreement with the minority owner of the Company’s subsidiary iBio CMO and affiliate (the “Eastern Affiliate”) of Eastern Capital Limited (“Eastern”), a stockholder of the Company, pursuant to which the Company acquired substantially all of the interest in iBio CMO held by the Eastern Affiliate and issued one share of a newly created iBio CMO Preferred Tracking Stock, par value $0.001 per share (the “Preferred Tracking Stock”) to the Eastern Affiliate at an original issue price of approximately $12.5 million.

On February 23, 2017, the Board of Directors of the Company created the Preferred Tracking Stock out of the Company’s 1 million authorized shares of preferred stock. Terms of the Preferred Tracking Stock include the following:

1.	The Preferred Tracking Stock accrues dividends at the rate of 2% per annum on the original issue price. Accrued dividends are cumulative and are payable if and when declared by the Board of Directors, upon an exchange of the shares of Preferred Tracking Stock and upon a liquidation, winding up or deemed liquidation (such as a merger) of the Company. As of March 31, 2017, no dividends have been declared. Accrued dividends total approximately $26,000 at March 31, 2017.

2.	The holders of Preferred Tracking Stock, voting separately as a class, are entitled to approve by the affirmative vote of a majority of the shares of Preferred Tracking Stock outstanding any amendment, alteration or repeal of any of the provisions of, or any other change to, the Certificate of Incorporation of the Company or the Certificate of Designation that adversely affects the rights, powers or privileges of the Preferred Tracking Stock, any increase in the number of authorized shares of Preferred Tracking Stock, the issuance or sale of any additional shares of Preferred Tracking Stock or any securities convertible into or exercisable or exchangeable for Preferred Tracking Stock, the creation or issuance of any shares of any additional class or series of capital stock unless the same ranks junior to the Preferred Tracking Stock, or the reclassification or alteration of any existing security of the Company that is junior to or pari passu with the Preferred Tracking Stock, if such reclassification or alteration would render such other security senior to the Preferred Tracking Stock.

3.	Except as required by applicable law, the holders of Preferred Tracking Stock have no other voting rights.

4.	No dividend may be declared or paid or set aside for payment or other distribution declared or made upon the Company’s common stock and no common stock may be redeemed, purchased or otherwise acquired for any consideration by the Company unless all accrued dividends on all outstanding shares of Preferred Tracking Stock are paid in full.

At the election of the Company or holders of a majority outstanding shares of Preferred Tracking Stock, each outstanding share of Preferred Tracking Stock may be exchanged for 29,990,000 units of limited liability company interests of iBio CMO. Such exchange may be effected only after March 31, 2018, or in connection with a winding up, liquidation or deemed liquidation (such as a merger) of the Company or iBio CMO. In addition, such exchange will take effect upon a change in control of iBio CMO.

Operating Lease with Minority Stockholder

Effective January 1, 2015, the Company is leasing office space on a month-to-month basis from an entity owned by a minority stockholder of the Company. Rent was $2,200 per month through November 2015, increased to $2,500 per month effective December 2015 and increased again to $7,400 per month effective March 2017. Rent expense totaled $12,500 and $7,500 for the three months ended March 31, 2017 and 2016, respectively, and $27,500 and $21,300 for the nine months ended March 31, 2017 and 2016, respectively.

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13.	Income Taxes

The Company recorded no income tax expense for the nine months ended March 31, 2017 and 2016 because the estimated annual effective tax rate was zero. As of March 31, 2017, the Company continues to provide a valuation allowance against its net deferred tax assets since the Company believes it is more likely than not that its deferred tax assets will not be realized.

14.	Commitments and Contingencies

Agreements

In September 2013, the Company and Fraunhofer completed the Terms of Settlement for the TTA Seventh Amendment (the “Settlement Agreement”). Under the terms of the Settlement Agreement various contractual obligations existing at June 30, 2013 were released, terminated or modified. The significant modifications post June 30, 2013 are of follows:

The Company’s obligation under the TTA, prior to the Settlement Agreement, to make three $1 million payments to Fraunhofer in April 2013, November 2013, and April 2014 (the “Guaranteed Annual Payments”) was terminated and replaced with an undertaking to engage Fraunhofer to perform at least $3 million in work requested and as directed by iBio before December 31, 2015. For the year ended June 30, 2015, $2.7 million in research and development services were performed by Fraunhofer. As of December 31, 2015, the total engagement of Fraunhofer for work requested by iBio was at least $3.0 million. In addition to the foregoing, the Company sought to engage Fraunhofer for substantial additional other work, but Fraunhofer did not respond to the Company’s requests for proposals for such work.

The Company’s obligation to remit to Fraunhofer minimum annual royalty payments in the amount of $200,000 was terminated. Instead under the terms of the TTA and for a period of 15 years, the Company shall pay Fraunhofer one percent (1%) of all receipts derived by the Company from sales of products produced utilizing the iBioLaunch or iBioModulator technology and ten percent (10%) of all receipts derived by the Company from licensing either of those technologies to third parties. The Company will be obligated to remit royalties to Fraunhofer only on technology license revenues that iBio actually receives and on revenues from actual sales by iBio of products derived from the technology developed under the TTA until the later of November 2023 or until such time as the aggregate royalty payments total at least $4 million. All new intellectual property invented by Fraunhofer during the period of the TTA is owned by and is required to be transferred to iBio. The Company has no financial obligations to Fraunhofer with respect to the Company’s use of technologies developed independently of Fraunhofer.

On June 12, 2014, Fiocruz, Fraunhofer and iBio executed an amendment to the CLA (the “Amended Agreement”) to create a new research and development plan for the development of a recombinant yellow fever vaccine providing revised reporting, objectives, estimated budget, and project billing process. Under the CLA and bilateral agreement between iBio and Fraunhofer dated December 27, 2010, Fraunhofer, which has been engaged to act as the Company’s subcontractor for performance of research and development services for the new research and development plan, will bill Fiocruz directly on behalf of the Company at the rates, amounts and times provided in the Amended Agreement, and the proceeds of such billings and only the proceeds will be paid to Fraunhofer for its services so the Company’s expense is equal to its revenue and no profit is recognized for these activities under the Amended Agreement. For the year ended June 30, 2015, $2.1 million in research and development services were performed by Fraunhofer for the Company pursuant to the amended CLA. As of December 31, 2015, the total engagement of Fraunhofer for work requested by iBio was at least $3.0 million. See Note 7 - Significant Vendor for additional information. In addition to the foregoing, the Company sought to engage Fraunhofer for substantial additional other work, but Fraunhofer did not respond to the Company’s requests for proposals for such work.

On January 14, 2014 (the “Effective Date”), the Company entered into an exclusive worldwide License Agreement (“LA”) with the University of Pittsburgh (“UP”) covering all of the U.S. and foreign patents and patent applications and related intellectual property owned by UP pertinent to the use of endostatin peptides for the treatment of fibrosis. The Company paid an initial license fee of $20,000 and is required to pay all of UP’s patent prosecution costs that were incurred prior to, totaling $30,627, and subsequent to the Effective Date. On each anniversary date the Company is to pay license fees ranging from $25,000 to $150,000 for the first five years and $150,000 on each subsequent anniversary date until the first commercial sale of the licensed technology. Beginning with commercial sales of the technology or approval by the FDA or foreign equivalent, the Company will be required to pay milestone payments, royalties and a percentage of any non-royalty sublicense income to UP.

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On December 30, 2013, the Company entered into a Project Agreement with the Medical University of South Carolina (“MUSC”) providing for the performance of research and development services by MUSC related to peptides for the treatment of fibrosis. The agreement requires the Company to make payments totaling $78,000 through December 1, 2014 and provides the Company with certain intellectual property rights. Effective September 1, 2014, the Company and MUSC executed an Amendment to the agreement. The Amendment extended the term of the agreement to December 31, 2015 and increased the total payments due MUSC from the Company by $161,754.

Lawsuits

On March 17, 2015, the Company filed a Verified Complaint in the Court of Chancery of the State of Delaware against Fraunhofer and Vidadi Yusibov (“Yusibov”), Fraunhofer’s Executive Director, seeking monetary damages and equitable relief based on Fraunhofer’s material and continuing breaches of their contracts with the Company. On September 16, 2015, the Company voluntarily dismissed its action against Yusibov, without prejudice, and thereafter on September 29, 2015, the Company filed a Verified Amended Complaint against Fraunhofer alleging material breaches of its agreements with the Company and seeking monetary damages and equitable relief against Fraunhofer. The Court bifurcated the action to first resolve the threshold question in the case – the scope of iBio’s ownership of the technology developed or held by Fraunhofer — before proceeding with the rest of the case and the parties stipulated their agreement to that approach. After considering the parties’ written submissions and oral argument, the Court resolved the threshold issue in favor of iBio on July 29, 2016, holding that iBio owns all proprietary rights of any kind to all plant-based technology of Fraunhofer developed or held as of December 31, 2014, including know-how, and was entitled to receive a technology transfer from Fraunhofer. Fraunhofer’s motion to dismiss iBio’s contract claims was denied by the Court on February 24, 2017. The Court at that time also granted, over Fraunhofer’s opposition, iBio’s motion to supplement and amend the Complaint to add additional state law claims against Fraunhofer. The parties have also filed certain motions relating to discovery. The Company is unable to predict the further outcome of this action at this time.

On December 4, 2015, a putative derivative action captioned Savage, Derivatively on Behalf of iBio, Inc., Plaintiff, v. Robert B. Kay, Arthur Y. Elliott, James T. Hill, Glenn Chang, Philip K. Russell, John D. McKey, and Seymour Flug, Defendants, and iBio, Inc., Nominal Defendant was filed in the Supreme Court of the State of New York, County of New York. The action alleged that the Company and its management made misstatements about the Company’s business resulting either from (i) a failure by iBio’s directors to establish a system of controls over the Company’s disclosures, or (ii) the directors’ consciously ignoring “red flags” relating to disclosures, and sought to recover an unspecified amount of damages. On January 15, 2016, the defendants filed a motion to dismiss all claims against them. On March 16, 2016, the plaintiff filed a Verified Amended Complaint that added an additional named plaintiff and alleged derivative claims generally along the same lines as the original complaint, together with purported direct breach of fiduciary duty and unjust enrichment claims based on the same conduct. The Verified Amended Complaint sought to recover an unspecified amount of damages. On April 29, 2016, the defendants filed a motion to dismiss all claims against them. Plaintiffs’ opposition to the motion was filed on June 6, 2016. On June 22, 2016, the plaintiffs advised the Court that the parties had reached a settlement in principle, and on July 1, 2016, the Court ordered that the defendants’ pending motion to dismiss be withdrawn without prejudice. The parties entered a Stipulation of Settlement dated as of September 20, 2016. On October 11, 2016, the plaintiffs filed a motion with the Court seeking an order granting preliminary approval of the settlement and providing for notice to iBio shareholders of the proposed settlement. On January 20, 2017, the Court issued an order that provided for notice to iBio shareholders of the proposed settlement, scheduled a final fairness hearing on April 24, 2017, and denied as moot the plaintiffs’ request for preliminary approval of the settlement. The final hearing was held on April 24, 2017. On May 3, 2017, the Court entered a Final Order and Judgment approving the settlement and dismissing the action. The Company expects that the settlement will be funded by the Company’s insurance carrier.

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15.	Segment Reporting

In accordance with FASB ASC 280, “Segment Reporting,” the Company discloses financial and descriptive information about its reportable segments. The Company operates in two segments, iBio, Inc. and iBio CMO. Commencing July 1, 2016, management determined that the activity of iBio CMO should be segregated as a separate segment. In addition, management determined that the activity of iBio Brazil was no longer material and will be included in the activity of iBio, Inc. As such, the segment information for the three and nine months ended March 31, 2017 was conformed to the current presentation. These segments are components of the Company about which separate financial information is available and regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Three Months Ended March 31, 2017 (in thousands)	iBio, Inc.	iBio CMO	Eliminations	Total

Revenues - external customers	$-	$37	$-	$37
Revenues – intersegment	283	361	(644)	-
Research and development	1,033	472	(369)	1,136
General and administrative	1,276	1,836	(275)	2,837
Operating loss	(2,026)	(1,910)	-	(3,936)
Interest expense	-	(481)	-	(481)
Interest and other income	8	4	-	12
Consolidated net loss	(2,018)	(2,387)	-	(4,405)
Total assets	20,573	32,680	(12,555)	40,698
Fixed assets, net	8	25,786	-	25,794
Intangible assets, net	1,895	-	-	1,895
Depreciation expense	1	336	-	337
Amortization of intangible assets	88	-	-	88

Three Months Ended March 31, 2016 (in thousands)	iBio, Inc.	iBio CMO *	Eliminations	Total

Revenues - external customers	$371	$8	$-	$379
Revenues – intersegment	-	129	(129)	-
Research and development	951	226	(129)	1,048
General and administrative	1,532	871	-	2,403
Operating loss	(2,112)	(960)	-	(3,072)
Interest expense	-	(323)	-	(323)
Interest and other income	8	2	-	10
Consolidated net loss	(2,104)	(1,281)	-	(3,385)
Total assets	11,015	39,690	(40)	50,665
Fixed assets, net	13	25,762	-	25,775
Intangible assets, net	2,139	-	-	2,139
Depreciation expense	2	259	-	261
Amortization of intangible assets	92	-	-	92

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Nine Months Ended March 31, 2017 (in thousands)	iBio, Inc.	iBio CMO	Eliminations	Total

Revenues - external customers	$161	$86	$-	$247
Revenues – intersegment	695	950	(1,645)	-
Research and development	2,733	1,240	(968)	3,005
General and administrative	3,864	4,470	(677)	7,657
Operating loss	(5,741)	(4,674)	-	(10,415)
Interest expense	-	(1,447)	-	(1,447)
Interest and other income	35	18	-	53
Consolidated net loss	(5,706)	(6,103)	-	(11,809)
Total assets	20,573	32,680	(12,555)	40,698
Fixed assets, net	8	25,786	-	25,794
Intangible assets, net	1,895	-	-	1,895
Depreciation expense	3	984	-	987
Amortization of intangible assets	264	-	-	264

Nine Months Ended March 31, 2016 (in thousands)	iBio, Inc.	iBio CMO *	Eliminations	Total

Revenues - external customers	$665	$8	$-	$673
Revenues – intersegment	-	129	(129)	-
Research and development	2,192	240	(129)	2,303
General and administrative	4,550	959	-	5,509
Operating loss	(6,077)	(1,062)	-	(7,139)
Interest expense	-	(323)	-	(323)
Interest and other income	24	2	-	26
Consolidated net loss	(6,053)	(1,383)	-	(7,436)
Total assets	11,015	39,690	(40)	50,665
Fixed assets, net	13	25,762	-	25,775
Intangible assets, net	2,139	-	-	2,139
Depreciation expense	4	259	-	263
Amortization of intangible assets	274	-	-	274

*	iBio CMO commenced operations in December 2015

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PROSPECTUS

IBIO, INC.

17,814,790 Shares of Common Stock

August 14, 2017